
06037198

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THE SUPPORTING FINANCIAL DATA OF THIS EXHIBIT 99.3 TO THE REGISTRANT'S FORM SB-2 IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION

SECURITIES AND EXCHANGE COMMISSION



RECD S.E.C.
MAR 2 8 2006
1086

Washington, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Seneca-Cayuga Bancorp, Inc.
(Exact Name of Registrant as Specified in Charter)

0001356261
(Registrant's CIK Number)

Exhibit 99.3 to the Form SB-2
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-132759
(SEC File Number, if Available)

Not Applicable
(Name of Person Filing the Document (If Other Than the Registrant))

PROCESSED
MAY 3 0 2006
THOMSON
FINANCIAL

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seneca Falls, State of New York, on March 27, 2006.

SENECA-CAYUGA BANCORP, INC.

By: 

Robert E. Kernan, Jr.
President and Chief Executive Officer

EXHIBIT 1

SENECA-CAYUGA BANCORP, INC.
SENECA FALLS, NEW YORK

Statements of Financial Condition
At December 31, 2005
(In thousands)

	December 31, 2005
ASSETS	
Cash and cash equivalents	$ 3,418
Securities held-to-maturity (fair value $26,817)	27,311
Securities available-for-sale	30,372
Loan receivable, net of allowance for loan losses of $371	79,271
Federal Home Loan Bank stock, at cost	1,490
Premises and equipment, net	4,691
Bank-owned life insurance	2,128
Prepaid pension expense	1,162
Intangible asses, net and goodwill	435
Accrued interest receivable	634
Other assets	1,038
Total assets	$ 151,950
LIABILITIES	
Deposits	$ 112,915
Short-term borrowings	11,500
Long-term borrowings	15,728
Advances from borrowers for taxes and insurance	585
Official checks	779
Accrued interest payable	69
Other liabilities	262
Total liabilities	141,838
SHAREHOLDERS EQUITY	
Preferred stock, $0.01 par value, $1,000,000 shares authorized, zero shares issued and outstanding	--
Common stock, $.01 par value, 9,000,000 shares authorized, 1,000 shares issued and outstanding	--
Retained earnings - substantially restricted	10,603
Accumulated other comprehensive losses	(491)
Total shareholders equity	10,112
Total liabilities and shareholders equity	$ 151,950

Source: Seneca-Cayuga Bancorp, Inc.'s Financial Statements.

EXHIBIT 2

SENECA-CAYUGA BANCORP, INC.
SENECA FALLS, NEW YORK

Consolidated Statements of Financial Condition
At June 30, 2001, 2002, 2003 and 2004

	June 30,			
	2004	2003	2002	2001
ASSETS				
Cash and due from banks	$ 3,170,322	$ 3,229,864	$ 2,482,728	$ 4,106,070
Securities available-for-sale	36,935,742	3,999,326	4,896,735	7,996,150
Securities held-to-maturity; fair value of $21,519,921, $24,317,286, $20,907,738 and $33,112,654 at June 30, 2004, 2003, 2002 and 2001, respectively	21,574,397	23,406,296	20,448,685	32,971,272
Federal Home Loan Bank of New York stock; at cost	1,410,100	811,000	--	--
Loans	66,838,254	68,467,372	68,618,412	50,353,822
Less allowance for loan losses	327,583	291,880	340,728	309,398
Net loans	66,510,671	68,175,492	68,277,684	50,044,424
Premises and equipment, net	4,215,934	2,660,225	1,152,835	586,944
Accrued interest receivable	536,120	416,230	460,597	553,685
Bank-owned life insurance	2,036,812	1,958,820	1,869,714	--
Prepaid pension cost	993,209	893,083	--	--
Mortgage servicing rights	130,000	--	--	
Intangible assets, net and goodwill	735,210	1,190,968	980,814	784,380
Other assets	892,747	729,583	865,627	--
Total assets	$ 139,141,264	$ 107,470,887	$ 101,435,419	$ 97,042,925
LIABILITIES AND STOCKHOLDERS' EQUITY				
Liabilities:				
Deposits	$ 100,969,383	$ 92,863,675	$ 84,096,110	$ 78,897,515
Federal Home Loan Bank of New York borrowings	26,650,460	2,400,000	5,500,000	7,000,000
Mortgagors' escrow deposits	485,873	488,269	400,595	234,571
Other liabilities	581,060	904,120	1,028,116	853,662
Total liabilities	128,686,776	96,656,064	91,024,821	86,985,748
Stockholders' equity:				
Preferred stock, $.01 par value; 1,000,000 shares authorized; none issued	--	--	--	--
Common stock, $.01 par value; 9,000,000 shares authorized; 1,000 shares issued and outstanding	10	10	10	10
Surplus find	--	--	2,032,933	2,032,933
Retained earnings	10,917,925	11,109,020	8,545,056	8,044,716
Accumulated other comprehensive loss	(463,447)	(294,207)	(167,401)	(20,482)
Total stockholders' equity	10,454,488	10,814,823	10,410,598	10,057,177
Total liabilities and stockholders' equity	$ 139,141,264	$ 107,470,887	$ 101,435,419	$ 97,042,925

Source: Seneca-Cayuga Bancorp, Inc.'s audited financial statements

EXHIBIT 3

SENECA-CAYUGA BANCORP, INC.
SENECA FALLS, NEW YORK

Consolidated Statement of Income
For the Year Ended December 31, 2005

	For the Year Ended December 31, 2005
Interest and dividend income	
Loans, including fees	$ 4,552
Mortgage-backed securities	2,394
Other securities and interest-earning assets	230
Total interest and dividend income	7,176
Interest expense:	
Deposits	2,642
Short-term borrowings	172
Long-term borrowings	629
Total interest expense	3,443
Net interest income	3,733
Provision for loan losses	88
Net interest income after provision for loan losses	3,645
Noninterest income:	
Banking fees and service charges	1,008
Insurance commissions	779
Mortgage banking income	128
Other noninterest income	71
Capital gains dividend	133
Total noninterest income	2,119
Noninterest expense:	
Compensation and benefits	3,072
Occupancy and equipment expenses	1,030
Service charges	358
Professional fees	200
Advertising and marketing	406
Directors' fees	115
Supplies	69
Telephone & postage	147
Other	284
Total noninterest expense	5,681
Income before income taxes	83
Income tax expense (benefit)	10
Net income	$ 73

Source: Seneca-Cayuga Bancorp, Inc.'s Financial Statements.

EXHIBIT 4

SENECA-CAYUGA BANCORP, INC.
SENECA FALLS, NEW YORK

Consolidated Statement of Income
For the Year Ended December 31, 2004

	For the Year Ended December 31, 2004
Interest and dividend income	
Loans, including fees	$ 4,244
Mortgage-backed securities	1,874
Other securities and interest-earning assets	250
Total interest and dividend income	6,368
Interest expense:	
Deposits	1,940
Short-term borrowings	74
Long-term borrowings	474
Total interest expense	2,488
Net interest income	3,880
Provision for loan losses	210
Net interest income after provision for loan losses	3,670
Noninterest income:	
Banking fees and service charges	662
Insurance commissions	732
Mortgage banking income	182
Other noninterest income	77
Capital gains dividend	139
Total noninterest income	1,792
Noninterest expense:	
Compensation and benefits	2,952
Occupancy and equipment expenses	1,027
Service charges	282
Professional fees	134
Advertising and marketing	372
Directors' fees	120
Supplies	87
Telephone & postage	167
Other	299
Total noninterest expense	5,440
Income before income taxes	22
Income tax expense (benefit)	(28)
Net income	$ 50

Source: Seneca-Cayuga Bancorp, Inc.'s Financial Statements.

EXHIBIT 5

Selected Financial Information
At December 31, 2004 and 2005

	At December 31,	
	2005	2004
	(In thousands)	
Selected Financial Condition Data:		
Total assets	$ 151,950	$ 151,527
Cash and cash equivalents	3,418	3,135
Loans receivable, net	79,271	69,079
Investment securities held-to-maturity	57,683	68,695
Deposits	112,915	110,247
Borrowings	27,228	29,494
Total equity	10,112	10,504

Source: Seneca-Cayuga Bancorp, Inc.'s Prospectus

EXHIBIT 6

Income and Expense Trends
For the Years Ended December 30, 2004 and 2005

	For the Year Ended December 31,	
	2005	2004
	(In thousands)	
Selected Operating Data:		
Interest and dividend income	$ 7,201	$ 6,399
Interest expense	3,443	2,488
Net interest income	3,758	3,911
Provision for loan losses	88	210
Net interest income after provision for loan losses	3,670	3,701
Noninterest income	2,056	1,713
Noninterest expense	5,643	5,392
Income before income taxes	83	22
Provision for income taxes	10	(8)
Net income	$ 73	$ 30

Source: Seneca-Cayuga Bancorp, Inc.'s Prospectus

EXHIBIT 7

Normalized Earnings Trends
Twelve Months Ended December 31, 2005

	Twelve Months Ended December 31, 2005 (In thousands)
Net income before taxes	$ 83
Expense adjustments	- 0 -
Income adjustments	- 0 -
Normalized earnings before taxes	83
Taxes	(10)
Normalized earnings after taxes	$ 73

Source: Seneca Falls Savings Bank's audited financial statement

EXHIBIT 8

Performance Indicators
At or for the Years Ended December 31, 2004 and 2005

	Years Ended December 31,	
	2005	2004
Performance Ratios: [3]		
Return on average assets (ratio of net income to average total assets)	0.05%	0.02%
Return on average equity (ratio of net income to average equity)	0.69%	0.28%
Interest rate spread [1]	2.59%	3.00%
Net interest margin [2]	2.73%	3.13%
Efficiency ratio [3]	97.06%	95.87%
Operating expense to average total assets	5.75%	3.94%
Average interest-earning assets to average interest-bearing liabilities	105.62%	106.51%
Asset Quality Ratios:		
Nonperforming assets to total assets	0.28%	0.21%
Nonperforming loans to total loans	0.54%	0.42%
Allowance for loan losses to nonperforming loans	86.68%	109.52%
Allowance for loan losses to total loans	0.47%	0.47%
Capital ratios:		
Equity to total assets at the end of period	6.65%	6.93%
Total capital to risk-weighted assets	12.24%	13.29%
Tier 1 capital to risk-weighted assets	12.76%	13.64%
Tier 1 capital to average assets	6.47%	6.68%

(1) Interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities for the period.

(2) Represents net interest income as a percent of average interest-earning assets for the period.

(3) The efficiency ratio represents noninterest expense divided by the sum of net interest income and noninterest income

Source: Seneca-Cayuga Bancorp, Inc.'s Prospectus

EXHIBIT 9

Volume/Rate Analysis
For the Years Ended December 31, 2005 vs. 2004

	Year Ended December 30, 2005 vs 2004		
	Increase (Decrease) Due to		
	Rate	Volume	Total
	(Dollars in thousands)		
Interest-earning assets			
Loans receivable	$ (53)	$ 355	$ 302
Mortgage-backed securities	177	343	520
Other interest-earning assets	12	(32)	(20)
Total interest-earning assets	$ 136	$ 666	$ 802
Interest-bearing liabilities:			
Interest-bearing demand deposits and escrow	$ (9)	25	$ 16
Money market accounts	39	(32)	7
Savings accounts	414	194	608
Certificates of deposit	114	(43)	71
Total interest-bearing deposits	558	144	702
Borrowings	232	21	253
Total interest-bearing liabilities	790	165	955
Net change in interest income	$ (654)	$ 501	$ (153)

Source: Seneca-Cayuga Bancorp, Inc.'s Prospectus

EXHIBIT 10

Yield and Cost Trends
For the Years Ended December 31, 2004 and 2005, and
At December 31, 2005

	At December 31, 2005	Years Ended December 31,	
	2005	2005	2004
	Yield/ Rate	Yield/ Rate	Yield/ Rate
Interest-earning assets			
Loans	6.24%	6.32%	6.40%
Mortgage-backed securities	4.21%	4.19%	3.85%
Other interest-earning assets	2.86%	2.75%	2.62%
Total interest-earning assets	5.28%	5.22%	5.12%
Liabilities and equity:			
Interest-bearing liabilities:			
Interest-bearing demand deposits and escrow	0.38%	0.65%	1.04%
Money market accounts	1.69%	1.41%	1.00%
Savings accounts	2.10%	2.11%	1.24%
Certificates of deposit	3.76%	3.51%	3.23%
Total interest-bearing deposits	2.60%	2.51%	2.08%
Borrowings	3.54%	3.18%	2.26%
Total interest-bearing liabilities	2.80%	2.64%	2.12%
Interest rate spread	2.48%	2.58%	3.00%
Net interest margin	2.69%	2.73%	3.13%

Source: Seneca-Cayuga Bancorp, Inc.'s Prospectus

EXHIBIT 11

Net Portfolio Value (NPV)
At December 31, 2005

Change in Interest Rates (Basis Points)	Net Portfolio Value			NPV as % of Assets	
	Estimated NPV	$ Change	% Change	NPV Ratio	Change[1]
	(Dollars in thousands)				
300	$ 4,774	$ (9,876)	(67)%	3.54%	(625)
200	8,431	(6,218)	(42)%	6.03%	(375)
100	12,071	(2,579)	(18)%	8.32%	(147)
--	14,649	--	--	9.79%	--
(100)	15,738	1,089	7%	10.28%	49
(200)	15,770	1,121	8%	10.13%	35

(1) Expressed in basis points.

Source: Seneca-Cayuga Bancorp, Inc.'s Prospectus

EXHIBIT 12

Loan Portfolio Composition
At December 31, 2004 and 2005

	At December 31,			
	2005		2004	
	Amount	Percent	Amount	Percent
	(Dollars in thousands)			
Real estate mortgages:				
One- to four-family	$ 66,289	83.4%	$ 56,357	81.3%
Multi-family	988	1.2%	1,065	1.5%
Nonresidential	3,054	3.8%	2,643	3.8%
Construction	3,062	3.9%	3,835	5.5%
Commercial	48	0.1%	28	0.1%
Home equity	4,128	5.2%	3,643	5.3%
Consumer	1,878	2.4%	1,735	2.5%
Total loans	79,447	100.0%	69,306	100.0%
Other items:				
Deferred loan origination costs, net.	195		95	
Allowance for loan losses	(371)		(322)	
Total other items	(176)		(227)	
Total loans, net	$ 79,271		$ 69,079	

Source: Seneca-Cayuga Bancorp Inc's Prospectus

EXHIBIT 13

Loan Maturity Schedule
At December 31, 2005

Due during the Years Ending December 31,	One- to Four-Family		Multi-Family and Nonresidential		Construction, Commercial, Home Equity & Consumer	
	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate
			(In thousands)			
2006	$ 2,968	7.75%	$ 265	8.50%	$ 4,882	6.18%
2007	3,102	8.37%	282	--	1,012	8.18%
2008	3,189	7.34%	291	7.29%	770	8.68%
2009 to 2010	6,504	7.45%	586	9.00%	1,066	6.53%
2011 to 2015	16,758	6.83%	1,419	7.28%	1,357	6.64%
2016 to 2020	12,266	5.83%	838	6.93%	9	8.05%
2021 and beyond	21,502	6.14%	361	6.38%	20	7.00%
Total	$ 66,289	6.14%	$ 4,042	6.95%	$ 9,116	6.63%

	Due After December 31, 2006		
	Fixed	Adjustable	Total
One- to Four-Family	$ 63,203	$ 3,079	$ 66,282
Multi-Family	292	647	939
Nonresidential	502	2,552	3,054
Home Equity	518	3,570	4,088
Consumer	1,623	--	1,623
Total loans	$ 66,138	$ 9,848	$ 75,986

Source: Seneca-Cayuga Bancorp, Inc.'s Prospectus

EXHIBIT 14

Loan Originations and Purchases
For the Years Ended December 31, 2004 and 2005

	Years Ended December 31,	
	2005	2004
	(In thousands)	
Total loans at beginning of period	$69,079	66,574
Real estate mortgages:		
One- to four-family residential	17,657	16,224
Multi-family	--	--
Nonresidential	529	1,100
Construction	5,552	6,449
Commercial	106	28
Home equity	2,454	1,943
Consumer	1,381	985
Total loans originated	27,679	26,729
Deduct:		
Principal repayment	13,475	12,795
Transfer to foreclosed assets	225	181
Proceeds from loans sold	3,836	11,246
Other	(49)	111
Total Deductions	17,487	24,224
Net loan activity	10,192	2,505
Total loans at end of period	$ 79,271	$ 69,079

Source: Seneca-Cayuga Bancorp, Inc.'s Prospectus

EXHIBIT 15

Delinquent Loans
At December 31, 2004 and 2005

	Loans Delinquent For							
	30-59 Days		60-89 Days		90 Days and Over		Total	
	Number	Amount	Number	Amount	Number	Amount	Number	Amount
				(Dollars in thousands)				
At December 31, 2005								
Real estate mortgages:								
One- to four-family	29	$ 1,569	8	$ 342	6	$ 382	43	$ 2,293
Multi-family	1	129	--	--	--	--	1	129
Nonresidential	1	41	1	95	--	--	2	136
Construction	--	--	1	178	--	--	1	178
Commercial	--	--	--	--	--	--	--	--
Home equity	4	86	1	15	1	40	6	141
Consumer	10	27	1	7	3	6	14	40
Total	45	$ 1,852	12	$ 637	10	$ 428	67	$ 2,917
At December 31, 2004								
Real estate mortgages:								
One- to four-family	28	$ 1,553	10	$ 680	$ 4	$ 248	42	$ 2,481
Multi-family	--	--	1	19	--	--	1	19
Nonresidential	1	93	--	--	--	--	1	93
Construction	1	178	--	--	--	--	1	178
Commercial	--	--	--	--	--	--	--	--
Home equity	2	59	--	--	1	25	3	84
Consumer	12	73	2	2	9	21	23	96
Total	44	$ 1,956	13	$ 701	14	$ 294	71	$ 2,951

Source: Senaca-Cayuga Bancorp, Inc.'s Prospectus

EXHIBIT 16

Nonperforming Assets
At December 31, 2004 and 2005

	At December 31,	
	2005	2004
Nonaccrual loans:		
Real estate mortgages:		
One- to four-family	$383	$248
Multi-family	--	--
Nonresidential	--	--
Construction	--	--
Commercial	--	--
Home equity	39	25
Consumer	6	21
Total nonaccrual loans	$428	$294
Foreclosed assets, net	1	20
Total nonperforming assets	$429	$314
Ratios:		
Nonperforming loans to total loans	0.54%	0.43%
Nonperforming loans to total assets	0.28%	0.19%
Nonperforming assets to total assets	0.28%	0.21%

Source: Seneca-Cayuga Bancorp, Inc.'s Prospectus

EXHIBIT 17

Classified Assets
At December 31, 2004 and 2005

	At December 31,	
	2005	2004
	(In thousands)	
Classified Assets:		
Substandard assets	$ 424	282
Doubtful assets	0	7
Loss assets	4	5
Special Mention	1,008	424
Total classified assets	$ 1,436	$ 718

Source: Seneca-Cayuga Bancorp, Inc.'s Prospectus

EXHIBIT 18

Allowance for Loan Losses
For the Years Ended December 31, 2004 and 2005

	Year Ended December 31,	
	2005	2004
	(Dollars in thousands)	
Balance at beginning of period	$ 322	$ 182
Charge-offs:		
Real estate mortgages:		
One- to four-family	(26)	(85)
Multi-family	--	--
Nonresidential	--	--
Construction	--	--
Commercial	--	--
Home equity	--	--
Consumer	(40)	(46)
Total charge-offs	(66)	(131)
Recoveries:		
Real estate mortgages:	3	31
One- to four-family	--	--
Multi-family	--	--
Nonresidential	--	--
Construction	--	--
Commercial	--	--
Home equity	--	--
Consumer	24	30
Total recoveries	27	61
Net (charge-offs)	(39)	(70)
Provision for loan losses	88	210
Balance at end of year	$ 371	$ 322
Allowance to nonperforming loans	86.68%	109.52%
Allowance to total loans outstanding at end of period	0.47%	0.47%
Net charge-off to average loans outstanding during period	0.05%	0.10%

Source: Seneca-Cayuga Bancorp, Inc.'s Prospectus

EXHIBIT 19

Investment Portfolio Composition
At December 31, 2004 and 2005

	At December 31,			
	2005		2004	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)			
Securities available-for-sale:				
Mortgage-backed securities	$ 26,972	$ 26,144	$ 35,419	$ 35,121
Equity securities	4,203	4,228	4,155	4,411
Total securities available-for-sale	$ 31,175	$ 30,372	$ 39,574	$ 39,532
Securities held-to-maturity:				
State and political subdivisions	$ 200	$ 203	$ 248	$ 245
Corporate bonds	--	--	750	755
U.S. government-sponsored entity securities	2,500	2,449	2,000	1,975
Mortgage-backed securities	24,611	24,165	26,165	26,288
Total securities held-to-maturity	$ 27,311	$ 26,817	$ 29,163	$ 29,263
Total	$ 58,486	$ 57,189	$ 68,737	$ 68,795

Source: Seneca-Cayuga Bancorp, Inc.'s Prospectus

EXHIBIT 20

Mix of Deposits
At December 31, 2004 and 2005

	At December 31,			
	2005		2004	
	(Dollars in thousands)			
	Amount	Percent of Total	Amount	Percent of Total
Demand and interest-bearing checking	$ 14,143	12.5%	$ 11,878	10.8%
Money market deposits	8,221	7.3%	8,950	8.1%
Savings accounts	49,887	44.2%	48,335	43.8%
Total transaction accounts	$ 72,251	64.0%	$ 69,163	62.7%
Certificates of deposit	40,664	36.0%	41,084	37.3%
Total deposits	$ 112,915	100.0%	$ 110,247	100.0%

Source: Seneca-Cayuga Bancorp, Inc.'s Prospectus

EXHIBIT 21

Certificates of Deposit By Rate and Maturity
At December 31, 2005

	Amount Due					
	December 31, 2006	December 31, 2007	December 31, 2008	December 31, 2009	After December 31, 2010	Total
			(In thousands)			
Interest rate:						
Less than 2%	$ 1,183	$ --	$ --	$ --	$ --	$ 1,183
2.00%-2.99%	9,440	846	17	68	--	10,371
3.00%-3.99%	4,440	4,585	1,504	886	950	12,365
4.00%-4.99%	3,984	5,994	440	483	336	11,237
5.00%-5.99%	119	3,160	--	--	--	3,279
6.00%-6.99%	2,229	--	--	--	--	2,229
	$ 21,395	$ 14,585	$ 1,961	$ 1,437	$ 1,286	$ 40,664

	At December 31,	
	2005	2004
	Amount	Amount
	(In thousands)	
Certificates of Deposit		
Less than 2.00%	$ 1,183	$ 8,861
2.00%-2.99%	10,371	15,366
3.00%-3.99%	12,365	4,991
4.00%-4.99%	11,237	5,523
5.00%-5.99%	3,279	3,463
6.00%-6.99%	2,229	2,880
Total certificates of deposit	$ 40,664	$ 41,084

Source: *Seneca-Cayuga Bancorp, Inc.'s Prospectus*

EXHIBIT 22

Deposit Activity
For the Years Ended December, 31, 2004 and 2005

	Year Ended December 31,	
	2005	2004
	(In thousands)	
Beginning balance	$ 110,247	$ 90,185
Net (withdrawals) deposits before interest credited	(38)	18,190
Interest credited	2,706	1,872
Ending balance	$ 112,915	$ 110,247

Source: Seneca-Cayuga Bancorp, Inc.'s Prospectus

EXHIBIT 23

Borrowed Funds Activity
At December 31, 2004 and 2005
(Dollars in thousands)

	At June 30,	
	2005	2004
Balance at end of period	$ 27,031	$ 29,252
Average balance during period	25,360	24,975
Maximum outstanding at any month end	30,363	29,447
Weighted average interest rate at end of period	3.80%	2.75%
Average interest rate during period	3.59%	1.39%

Source: Seneca-Cayuga Bancorp, Inc.'s Prospectus

EXHIBIT 24

OFFICES OF SENECA FALLS SAVINGS BANK
SENECA FALLS, NEW YORK
As of December 31, 2005

Location	Owned or Leased	Date Acquired or Leased	Net Book Value as of December 31, 2005
Main Office 19 Cayuga Street Seneca Falls, New York 13148	Owned	1870	$220,000
Branch Offices 297 Grant Avenue Auburn, New York 13021	Leased	2000[1]	--
59 Washington Street Waterloo, New York 13165	Owned	2002	472,000
342 Hamilton Street Geneva, New York 14456	Owned	2004	1,898,000
Other Loan Operations and Insurance 60 Fall Street Seneca Falls, New York 13148	Owned	2001	494,000
Loan Production Office Skaneateles 11 East Genesee Street New York, New York 13152	Leased	2005[2]	--
Land: North Road Waterloo, New York, 13165	Owned	2005	531,000
Rental Property: 10 Osborne Street Auburn, New York 13021	Owned	2005	435,000

[1] Current lease expires in April 2010 with an option to extend for an additional five years at that time.
[2] Month-to-month

Source: Seneca-Cayuga Bancorp, Inc.'s Prospectus

EXHIBIT 25

DIRECTORS AND MANAGEMENT OF THE ASSOCIATION
At December 31, 2005

Name	Position(s) Held with the Bank	Age [1]	Director Since	Term Expires
Robert E. Kernan, Jr.	Chairman of the Board of Directors	63	1991	2007
Bradford M. Jones	Vice Chairman of the Board of Directors	54	1996	2009
Marilyn Bero	Director	68	2002	2007
Dr. Herbert R. Holden	Director	64	1999	2007
Dr. Frank Nicchi	Director	54	2006	2009
Gerald Macaluso	Director	54	2004	2009
Dr. August P. Sinicropi	Director	58	1993	2008
Vincent P. Sinicropi	Director	51	1999	2008
David Swenson	Director	60	2002	2008
Menzo D. Case	Executive Vice President and Chief Financial Officer	42	--	--
Robert F. Eberle, Jr.	Senior Vice President	59	--	--
Bonnie Morlang	Vice President and Treasurer	52	--	--
Robert Rosenkrans	Managing Officer - Seneca-Cayuga Personal Services	59	--	--

[1] As of December 31, 2005

Source: Seneca-Cayuga Bancorp, Inc.'s Prospectus

EXHIBIT 26

Key Demographic Data and Trends
Cayuga and Seneca Counties, New Yorka nd the United States
1990, 2000, 2005 and 2010

	1990	2000	1990-2000 % Change	2005	2000-2005 % Change	2010	2005 2010 % Change
Population							
Cayuga County	82,313	81,963	(0.4)%	80,800	(1.4)%	79,782	(1.3)%
Seneca County	33,683	33,342	(1.0)%	35,038	5.1%	35,151	0.3%
New York	17,990,455	18,976,457	5.5%	19,411,913	2.3%	19,871,975	2.4%
United States	248,709,873	281,421,906	13.2%	298,727,898	6.1%	317,430,845	6.3%
Households							
Cayuga County	29,075	30,558	5.1%	30,812	0.8%	30,735	(0.2)%
Seneca County	12,285	12,630	2.8%	12,957	2.6%	13,124	1.3%
New York	6,639,322	7,056,860	6.3%	7,245,153	2.7%	7,439,515	2.7%
United States	91,993,582	105,480,101	14.7%	112,448,901	6.6%	119,777,029	6.5%
Per Capita Income							
Cayuga County	$ 11,671	$ 18,033	54.5%	$ 20,767	15.2%	--	--
Seneca County	12,408	17,630	42.1%	20,552	16.6%	--	--
New York	16,501	23,389	41.7%	28,677	22.6%	--	--
United States	14,420	21,587	49.7%	26,228	21.5%	--	--
Median Household Income							
Cayuga County	$ 27,568	$ 37,487	36.0%	$ 42,366	13.0%	$ 47,135	11.3%
Seneca County	28,604	37,140	29.8%	41,959	13.0%	47,066	12.2%
New York	32,965	43,393	31.6%	51,187	18.0%	60,431	18.1%
United States	30,056	41,994	39.7%	49,747	18.5%	58,384	17.4%

Source: Census Bureau and ESRI

EXHIBIT 27

Key Housing Data
Cayuga and Seneca Counties, New York and the United States
1990 & 2000

Occupied Housing Units		1990	2000
Cayuga County		29,075	81,963
Seneca County		12,285	12,630
New York		6,639,322	7,056,860
United States		91,947,410	105,480,101
Occupancy Rate			
Cayuga County	Owner-Occupied	70.9%	72.1%
	Renter-Occupied	29.1%	27.9%
Seneca County	Owner-Occupied	74.6%	73.8%
	Renter-Occupied	25.4%	26.2%
New York	Owner-Occupied	52.2%	53.0%
	Renter-Occupied	47.8%	47.0%
United States	Owner-Occupied	64.2%	67.3%
	Renter-Occupied	35.8%	32.7%
Median Housing Values			
Cayuga County		$ 59,500	$ 75,300
Seneca County		57,900	72,400
New York		130,400	148,700
United States		78,500	119,600
Median Rent			
Cayuga County		$ 391	$ 482
Seneca County		396	521
New York		486	672
United States		447	602

Source: U.S. Census and ESRI

EXHIBIT 28

Major Sources of Employment by Industry Group
Cayuga and Seneca Counties, New York and the United States
1990 and 2000

Industry Group	1990 Cayuga County	1990 Seneca County	1990 New York	1990 United States
Agriculture/Mining	5.0%	4.5%	1.3%	3.3%
Construction	6.6%	6.2%	5.3%	6.3%
Manufacturing	20.8%	19.7%	14.7%	17.7%
Transportation/Utilities	6.4%	4.7%	7.9%	7.1%
Wholesale/Retail	20.0%	18.0%	19.1%	21.2%
Finance, Insurance, & Real Estate	4.0%	3.0%	9.3%	6.9%
Services	37.2%	43.9%	42.6%	37.5%

	2000 Cayuga County	2000 Seneca County	2000 New York	2000 United States
Mining	3.9%	2.9%	0.6%	1.9%
Construction	6.1%	6.0%	5.2%	6.8%
Manufacturing	18.6%	18.8%	10.0%	14.1%
Wholesale/Retail Trade	15.3%	15.9%	13.9%	15.3%
Transportation/Utilities	5.1%	3.8%	5.5%	5.2%
Information	1.5%	1.1%	4.1%	3.1%
Finance, Insurance, & Real Estate	3.4%	2.8%	8.8%	6.9%
Services	46.0%	48.6%	52.0%	46.7%

Source: U.S. Census

Source: Bureau of the Census

EXHIBIT 29

Unemployment Rates
Cayuga and Seneca Counties, New York and the United States
2001 through December of 2005

Location	2001	2002	2003	2004	2005
Cayuga County	4.3%	4.9%	5.4%	5.2%	4.6%
Seneca County	4.4%	5.6%	5.6%	5.3%	4.7%
New York	4.9%	6.2%	6.4%	5.8%	5.0%
United States	4.8%	5.8%	6.1%	6.0%	5.6%

Source: New York Bureau of Labor Statistics

EXHIBIT 30

Market Share of Deposits
Cayuga and Seneca Counties
June 30, 2005

	Cayuga County's Deposits ($000)	Seneca County's Deposits ($000)	Seneca Falls Savings Share ($000)	Seneca Falls Savings Share (%)
Banks	$ 484,572	$ 100,553	---	---
Thrifts	288,885	270,025	$ 94,005	34.8%
Total	$ 773,457	$ 370,578	$ 94,005	8.2%

Source: FDIC

EXHIBIT 31

National Interest Rates by Quarter
2001 - 2005

	1st Qtr. 2001	2nd Qtr. 2001	3rd Qtr. 2001	4th Qtr. 2001
Prime Rate	7.50%	6.75%	5.75%	4.75%
90-Day Treasury Bills	4.75%	3.51%	2.95%	1.74%
1-Year Treasury Bills	4.90%	3.70%	3.27%	2.35%
30-Year Treasury Notes	5.92%	5.70%	5.65%	5.62%

	1st Qtr. 2002	2nd Qtr. 2002	3rd Qtr. 2002	4th Qtr. 2002
Prime Rate	4.75%	4.75%	4.75%	4.25%
90-Day Treasury Bills	1.72%	1.68%	1.20%	1.05%
1-Year Treasury Bills	1.60%	1.59%	1.25%	1.14%
30-Year Treasury Notes	4.95%	4.94%	4.69%	4.58%

	1st Qtr. 2003	2nd Qtr. 2003	3rd Qtr. 2003	4th Qtr. 2003
Prime Rate	4.00%	4.00%	4.00%	4.00%
90-Day Treasury Bills	1.02%	1.00%	1.98%	0.94%
1-Year Treasury Bills	1.13%	1.12%	1.10%	1.11%
30-Year Treasury Notes	4.62%	4.70%	4.78%	4.85%

	1st Qtr. 2004	2nd Qtr. 2004	3rd Qtr. 2004	4th Qtr. 2004
Prime Rate	4.00%	4.25%	4.50%	5.00%
90-Day Treasury Bills	0.93%	1.33%	2.25%	2.72%
1-Year Treasury Bills	1.44%	1.82%	2.13%	2.89%
30-Year Treasury Notes	5.48%	6.13%	6.13%	6.25%

	1st Qtr. 2005	2nd Qtr. 2005	3rd Qtr. 2005	4th Qtr. 2005
Prime Rate	5.75%	6.25%	6.75%	7.25%
90-Day Treasury Bills	3.12%	3.52%	3.78%	4.06%
1-Year Treasury Bills	3.37%	4.03%	4.29%	4.80%
30-Year Treasury Notes	6.25%	6.13%	5.38%	4.88%

Source: The Wall Street Journal

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF FEBRUARY 22, 2006

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
AKPB	Alaska Pacific Bancshares Inc.	AK	OTC BB	20.000	21.200	18.500	-0.74	0.00	1.09	281.69	0.30	19.23	76.69	7.10	19.23
TBNC	Banc Corp.	AL	NASDAQ	11.350	12.000	9.250	0.27	-2.74	-0.44	70.86	0.00	NM	216.60	16.02	188.02
SIYF	Security Federal Bancorp Inc.	AL	Pink Sheet	15.000	15.700	11.000	1.01	5.26	NA	NA	0.35	NA	NA	NA	NA
SRNN	Southern Banc Co.	AL	OTC BB	16.200	18.200	15.000	0.31	-0.31	0.69	123.09	0.35	24.18	84.33	13.16	44.27
SCBS	Southern Community Bancshares	AL	Pink Sheet	7.000	7.000	6.300	7.69	7.69	NA	97.66	0.85	NA	57.82	7.17	NA
SZB	SouthFirst Bancshares Inc.	AL	AMEX	11.850	15.300	11.250	-1.66	1.28	-0.10	192.02	0.45	NM	82.35	6.17	18.85
FFBH	First Federal Bancshares of AR	AR	NASDAQ	23.990	28.000	21.160	-5.92	-1.19	1.57	168.84	0.50	15.99	155.58	14.21	15.99
PFSL	Pocahontas Bancorp Inc.	AR	NASDAQ	12.850	16.250	11.700	0.78	4.73	0.66	161.91	0.32	19.47	113.52	7.94	22.59
BOFI	Bofl Holding, Inc.	CA	NASDAQ	7.600	12.000	7.000	-3.18	-9.74	0.40	83.17	0.00	19.49	99.87	9.22	19.49
BYFC	Broadway Financial Corp.	CA	NASDAQ	10.500	12.400	10.200	-4.89	-2.33	1.04	188.02	0.20	10.50	107.21	5.61	10.61
CCBI	Commercial Capital Bancorp	CA	NASDAQ	14.820	22.300	14.170	-15.31	-8.91	1.35	96.72	0.28	11.49	119.90	15.32	12.06
DSL	Downey Financial Corp.	CA	NYSE	63.930	80.840	55.060	-5.19	-3.25	7.80	613.72	0.40	8.20	147.37	10.42	8.22
FPTB	First PacTrust Bancorp Inc.	CA	NASDAQ	27.750	29.020	23.900	-0.54	-0.79	1.12	166.30	0.51	25.69	145.98	15.26	25.69
FED	FirstFed Financial Corp.	CA	NYSE	59.430	65.320	47.840	5.45	10.06	5.55	631.18	0.00	10.94	172.46	9.41	10.94
GDW	Golden West Financial	CA	NYSE	71.570	71.770	55.400	4.41	5.81	4.83	404.54	0.26	15.00	254.25	17.69	15.07
HWFG	Harrington West Finl Grp Inc	CA	NASDAQ	15.700	18.080	14.760	-4.03	-5.02	1.56	211.69	0.47	10.61	141.95	7.42	10.83
NDE	IndyMac Bancorp Inc.	CA	NYSE	38.850	46.250	32.830	1.62	-1.79	4.78	333.90	1.56	8.56	163.58	11.64	8.49
MLGF	Malaga Financial Corporation	CA	OTC BB	12.000	15.000	11.500	-6.25	-15.79	0.88	NA	0.18	14.46	NA	NA	14.46
PPBI	Pacific Premier Bancorp	CA	NASDAQ	11.920	13.250	9.630	2.32	3.29	1.37	112.40	0.00	11.04	147.34	10.60	11.80
PFB	PFF Bancorp Inc.	CA	NYSE	31.940	32.600	26.090	2.37	4.93	2.10	166.95	0.60	15.66	221.34	19.13	15.85
PROV	Provident Financial Holdings	CA	NASDAQ	29.900	30.960	25.040	1.49	10.91	3.45	230.95	0.56	9.17	156.38	12.95	11.24
RMGC	RMG Capital Corporation	CA	OTC BB	42.000	42.000	37.250	7.01	NA	NA	NA	NA	NA	NA	NA	NA
SNLS	San Luis Trust Bank FSB	CA	OTC BB	14.950	22.250	14.000	-13.33	-3.86	NA	73.18	0.15	NA	215.22	20.43	NA
WES	Westcorp	CA	NYSE	73.010	73.150	39.980	12.65	8.48	4.92	324.86	0.77	15.02	238.58	22.47	NA
HCBC	High Country Bancorp Inc.	CO	Pink Sheet	22.750	33.500	19.800	1.11	7.11	NA	230.25	NA	NA	110.61	9.88	NA
MTXC	Matrix Bancorp Inc.	CO	NASDAQ	22.164	24.600	11.750	15.14	22.32	2.62	306.30	0.00	8.59	147.10	7.24	NA
NEBS	New England Bancshares	CT	NASDAQ	10.710	11.654	5.975	0.75	-0.92	0.25	47.30	0.08	44.62	101.03	22.64	NA
NAL	NewAlliance Bancshares Inc.	CT	NYSE	14.570	15.100	12.980	0.28	-1.89	0.50	60.29	0.21	29.14	120.91	24.16	28.40
NMIL	NewMil Bancorp Inc.	CT	NASDAQ	30.850	32.100	26.000	-1.12	0.06	2.14	213.65	0.80	14.69	237.67	14.43	15.06
IFSB	Independence Federal Svgs Bank	DC	NASDAQ	12.290	12.390	8.750	1.49	4.15	0.17	102.98	0.00	NM	117.72	11.93	NA
WSFS	WSFS Financial Corp.	DE	NASDAQ	62.580	65.000	49.500	-0.51	0.98	4.16	431.59	0.27	15.84	226.82	14.50	15.81
BBX	BankAtlantic Bancorp Inc.	FL	NYSE	13.730	19.330	12.840	-7.04	-1.93	0.98	104.21	0.15	14.92	161.53	13.17	13.16
BKUNA	BankUnited Financial Corp.	FL	NASDAQ	28.000	29.000	20.180	0.39	11.29	0.95	369.81	0.03	32.56	165.48	7.58	34.54

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF FEBRUARY 22, 2006

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
BFCF	BFC Financial Corp.	FL	NASDAQ	6.150	11.032	4.900	4.06	14.53	0.43	208.82	0.00	17.08	127.65	2.95	NA
FDT	Federal Trust Corp.	FL	AMEX	12.000	12.700	9.850	-2.44	16.50	0.47	86.49	0.12	22.22	229.01	13.80	22.75
FFFL	Fidelity Bankshares Inc.	FL	NASDAQ	31.430	35.050	22.270	-7.96	-5.36	1.32	162.52	0.32	24.55	277.16	19.33	24.55
FCFL	First Community Bank Corp.	FL	NASDAQ	19.750	20.267	15.867	8.56	9.72	0.76	89.88	0.00	22.97	258.24	21.97	29.04
HARB	Harbor Florida Bancshares Inc.	FL	NASDAQ	38.300	40.300	32.700	5.68	1.00	2.06	127.18	0.80	18.96	278.34	30.11	18.97
EBDC	ebank Financial Services Inc.	GA	OTC BB	1.470	2.100	0.550	5.00	-16.00	-0.07	23.25	0.00	NM	179.67	6.59	NM
NTBK	NetBank Inc.	GA	NASDAQ	7.510	9.930	6.820	1.62	2.60	0.00	102.85	0.08	NM	87.02	7.30	NM
FFSX	First Federal Bankshares Inc.	IA	NASDAQ	22.240	25.000	17.300	9.99	16.43	0.83	172.35	0.40	26.80	110.87	12.90	28.09
HZFS	Horizon Financial Svcs Corp.	IA	OTC BB	14.450	17.750	14.000	-0.34	-1.70	-0.30	145.06	0.28	NM	97.92	9.96	NM
CASH	Meta Financial Group Inc.	IA	NASDAQ	21.270	24.250	16.510	5.04	1.29	-0.35	301.67	0.52	NM	126.31	7.05	NM
FFFD	North Central Bancshares Inc.	IA	NASDAQ	38.060	45.990	36.500	0.50	-1.60	3.29	321.81	1.16	11.89	129.59	11.83	10.93
AFBA	Allied First Bancorp Inc.	IL	OTC BB	16.250	21.500	15.600	0.93	1.56	0.52	286.59	0.00	31.25	85.03	5.94	NA
BFIN	BankFinancial Corp	IL	NASDAQ	15.690	15.970	12.990	6.23	7.76	NA	64.30	NA	NA	117.97	24.40	NA
BPLS	BankPlus FSB	IL	Pink Sheet	14.500	16.981	13.443	0.00	0.79	NA	NA	NA	NA	NA	NA	NA
ESDF	East Side Financial Inc.	IL	Pink Sheet	38.000	38.500	35.500	-1.30	7.04	NA	NA	0.00	NA	NA	NA	NA
FBTC	First BancTrust Corp.	IL	NASDAQ	12.300	13.150	10.850	0.00	-1.21	0.59	100.94	0.24	21.96	111.01	12.19	23.70
FFBI	First Federal Bancshares Inc.	IL	NASDAQ	18.710	26.989	17.020	-3.66	-3.56	1.08	269.51	0.47	18.52	97.96	6.44	21.78
GTPS	Great American Bancorp	IL	OTC BB	32.500	34.750	29.250	-3.99	-2.40	3.00	209.52	0.44	11.28	129.24	15.51	11.28
HMKF	Hemlock Federal Financial Corp	IL	Pink Sheet	54.000	55.000	23.500	0.00	101.87	NA	396.65	0.68	NA	232.96	13.61	NA
MAFB	MAF Bancorp Inc.	IL	NASDAQ	43.360	44.810	38.380	0.28	0.05	3.20	327.05	0.92	13.85	142.16	13.26	13.92
MCPH	Midland Capital Holdings Corp.	IL	OTC BB	44.000	45.000	40.000	-2.22	0.00	3.36	360.86	0.84	13.10	125.89	12.19	15.93
PFED	Park Bancorp Inc.	IL	NASDAQ	33.060	40.500	28.360	0.33	10.20	1.42	221.69	0.72	25.05	115.63	14.12	48.78
RYFL	Royal Financial Inc.	IL	OTC BB	14.400	14.500	11.500	-0.69	2.49	NA	42.25	0.00	NA	111.34	34.09	NA
UMBR	Umbrella Bancorp Inc.	IL	Pink Sheet	0.300	1.100	0.300	-18.92	-65.91	NA	NA	0.00	NA	NA	NA	NA
WFBS	Washington Fed Bank for Svgs	IL	Pink Sheet	19.000	NA	NA	0.00	0.00	NA	NA	0.00	NA	NA	NA	NA
WTWN	West Town Bancorp Inc.	IL	Pink Sheet	16.500	16.500	13.000	24.53	24.53	NA	NA	NA	NA	NA	NA	NA
AMFC	AMB Financial Corp.	IN	OTC BB	13.500	14.500	12.980	-1.46	0.00	0.90	173.12	0.27	15.88	93.95	7.80	21.24
ASBI	Ameriana Bancorp	IN	NASDAQ	12.600	15.500	11.750	-1.18	-4.18	0.65	141.53	0.64	19.38	112.20	8.90	19.95
BRBI	Blue River Bancshares Inc.	IN	NASDAQ	5.780	6.000	4.510	11.37	11.58	0.45	63.08	0.00	12.84	116.06	9.16	NA
CITZ	CFS Bancorp Inc.	IN	NASDAQ	14.760	14.990	12.900	2.43	6.03	0.43	103.53	0.48	35.14	124.45	14.26	33.09
CSFC	City Savings Financial Corp.	IN	OTC BB	20.250	23.500	17.700	-1.22	0.00	-0.53	277.73	0.30	NM	93.07	7.29	NM
DSFN	DSA Financial Corp.	IN	OTC BB	11.800	15.000	9.750	3.51	2.61	0.56	60.36	0.51	21.07	113.72	19.55	23.79
FFWC	FFW Corp.	IN	OTC BB	21.300	23.000	18.000	5.19	-7.39	1.97	212.53	0.70	10.92	112.91	10.02	11.18

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF FEBRUARY 22, 2006

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
FDLB	Fidelity Federal Bancorp	IN	Pink Sheet	21.000	22.200	15.000	0.00	0.00	NA	NA	0.00	NA	NA	NA	NA
FBEI	First Bancorp of Indiana Inc.	IN	NASDAQ	22.500	22.790	18.900	3.45	1.58	1.10	183.22	0.60	21.23	120.42	12.28	29.04
FCAP	First Capital Inc.	IN	NASDAQ	18.750	21.000	16.670	4.17	7.14	1.44	169.25	0.62	13.20	115.74	11.08	13.20
HFSK	HFS Bank FSB	IN	Pink Sheet	18.450	18.750	12.000	1.65	0.27	0.72	126.44	0.43	25.62	166.37	14.59	23.16
HBBI	Home Building Bancorp	IN	OTC BB	22.650	25.500	22.300	-1.52	0.67	1.63	240.94	0.45	13.90	84.01	9.40	13.90
HWEN	Home Financial Bancorp	IN	Pink Sheet	4.750	9.000	4.100	-9.52	-20.83	0.25	56.03	0.12	19.00	87.48	8.48	18.57
LNCB	Lincoln Bancorp	IN	NASDAQ	17.250	19.450	15.020	1.17	9.60	0.24	156.78	0.56	NM	92.99	11.01	36.29
LOGN	Logansport Financial Corp.	IN	Pink Sheet	17.400	21.050	17.000	-0.57	1.99	1.76	182.88	0.56	10.06	87.13	9.51	12.66
LSBI	LSB Financial Corp.	IN	NASDAQ	29.720	29.990	24.286	6.14	8.27	2.41	239.99	0.60	12.59	140.32	12.30	12.59
MFBC	MFB Corp.	IN	NASDAQ	32.000	34.000	24.050	16.36	15.44	1.63	390.93	0.50	19.88	114.74	8.18	19.88
MFSF	MutualFirst Financial Inc.	IN	NASDAQ	21.430	24.900	20.800	-0.09	-1.11	1.49	213.48	0.53	14.78	109.87	10.04	14.78
NIDB	Northeast Indiana Bancorp	IN	OTC BB	17.450	22.990	15.000	-1.13	2.35	0.19	171.63	0.61	NM	99.26	10.17	80.05
NWIN	NorthWest Indiana Bancorp	IN	OTC BB	32.000	35.550	29.100	1.59	6.67	2.40	225.22	1.32	13.50	191.96	14.20	13.59
PFDC	Peoples Bancorp	IN	NASDAQ	20.280	22.500	18.500	-0.59	-0.23	1.20	147.91	0.74	16.90	104.00	13.71	16.87
RIVR	River Valley Bancorp	IN	NASDAQ	18.620	23.750	17.900	-6.90	-6.53	1.43	197.93	0.77	14.11	127.97	9.41	13.40
TDCB	Third Century Bancorp	IN	OTC BB	12.900	14.000	12.200	0.00	-1.15	0.31	75.91	0.16	41.61	93.90	16.99	41.61
UCBC	Union Community Bancorp	IN	NASDAQ	26.600	27.150	15.600	4.31	-1.44	0.16	134.14	0.60	NM	155.83	19.83	38.76
FFSL	First Independence Corp.	KS	OTC BB	19.350	22.000	19.350	-0.77	-7.86	1.31	193.39	0.64	14.88	108.16	10.01	15.84
CKFB	CKF Bancorp Inc.	KY	OTC BB	16.100	17.000	14.100	-0.92	0.62	1.26	113.44	0.64	9.70	132.65	14.19	12.86
CFBC	Community First Bancorp Inc.	KY	OTC BB	6.900	13.450	6.900	-18.82	-27.37	-3.08	251.99	0.00	NM	67.81	2.74	NM
HFBC	HopFed Bancorp Inc.	KY	NASDAQ	16.090	22.000	15.000	-0.68	0.63	1.13	175.28	0.48	14.37	117.79	9.18	15.29
FPBF	FPB Financial Corp.	LA	Pink Sheet	25.650	25.650	24.000	4.18	3.64	2.34	413.78	0.55	11.30	93.68	6.19	17.94
GLBP	Globe Bancorp Inc.	LA	OTC BB	16.250	19.000	15.000	-14.47	-14.47	NA	115.58	0.35	NA	73.33	14.06	NA
GSLA	GS Financial Corp.	LA	NASDAQ	17.500	19.660	12.860	11.13	16.51	0.13	141.12	0.40	NM	78.30	12.40	22.46
HSTD	Homestead Bancorp Inc.	LA	Pink Sheet	11.500	13.750	11.100	-13.21	-2.13	NA	NA	0.24	NA	NA	NA	NA
TSH	Teche Holding Company	LA	AMEX	40.800	40.800	35.510	5.29	3.16	2.40	301.59	0.98	17.59	150.55	13.58	18.50
BFBC	Benjamin Franklin Bancorp Inc	MA	NASDAQ	13.870	14.800	9.910	-0.36	-1.98	NA	102.14	0.06	NA	102.97	12.84	NA
BHLB	Berkshire Hills Bancorp Inc.	MA	NASDAQ	33.250	36.080	30.970	-5.89	3.84	1.16	238.36	0.52	30.23	115.41	13.95	19.03
BRKL	Brookline Bancorp Inc.	MA	NASDAQ	15.150	16.710	13.763	2.02	7.52	0.37	35.96	0.74	42.08	154.91	42.14	42.03
CEBK	Central Bancorp Inc.	MA	NASDAQ	28.750	32.000	25.200	0.88	0.88	2.08	337.61	0.60	14.09	116.73	8.51	14.32
HIFS	Hingham Instit. for Savings	MA	NASDAQ	39.890	44.999	34.550	4.21	2.31	2.95	298.39	0.99	13.66	173.36	13.37	13.66
LEGC	Legacy Bancorp	MA	NASDAQ	14.270	14.600	12.550	2.51	6.73	NA	75.50	0.00	NA	100.63	18.90	NA
LSBX	LSB Corp.	MA	NASDAQ	17.500	19.240	15.900	2.64	-2.29	0.94	116.86	0.56	19.02	130.40	14.98	29.22

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF FEBRUARY 22, 2006

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
MASB	MASSBANK Corp.	MA	NASDAQ	34.140	37.990	28.450	7.46	5.86	1.68	207.62	1.05	20.57	140.38	16.44	21.55
MFLR	Mayflower Co-operative Bank	MA	NASDAQ	13.300	17.690	12.800	-0.75	-7.32	0.90	115.76	0.40	14.94	149.27	11.48	15.20
ABKD	American Bank Holdings Inc.	MD	OTC BB	10.700	12.820	9.000	-5.31	-13.36	1.52	137.14	0.00	7.28	109.83	7.80	7.28
BUCS	BUCS Financial Corp	MD	OTC BB	13.500	13.500	10.227	10.20	13.36	0.46	151.95	0.00	16.46	107.69	8.88	30.52
PCGO	Prince George's FSB	MD	Pink Sheet	22.000	22.000	19.833	0.00	0.00	NA	NA	0.00	NA	NA	NA	NA
SVBI	Severn Bancorp Inc.	MD	NASDAQ	19.000	20.450	17.000	1.12	1.33	1.68	98.99	0.24	10.86	228.26	19.19	11.31
WSB	Washington Savings Bank FSB	MD	AMEX	8.580	15.290	7.700	2.75	5.28	0.97	69.95	0.14	11.14	111.28	12.26	10.23
CTZN	Citizens First Bancorp Inc.	MI	NASDAQ	27.840	27.950	19.500	11.63	27.53	1.14	196.37	0.36	24.42	139.13	14.18	26.19
FFNM	First Fed of N Michigan Bncp	MI	NASDAQ	9.350	12.692	8.300	0.54	6.98	0.14	90.89	0.20	66.79	79.50	10.29	28.69
FBC	Flagstar Bancorp Inc.	MI	NYSE	15.180	21.040	12.620	6.75	-0.13	1.29	238.51	0.90	12.14	124.63	6.32	12.14
MCBF	Monarch Community Bancorp Inc	MI	NASDAQ	12.440	14.330	10.500	10.87	9.12	0.57	102.25	0.21	21.82	83.07	12.17	22.27
STBI	Sturgis Bancorp	MI	Pink Sheet	12.100	14.000	10.600	-3.97	-9.02	1.06	123.10	0.38	11.42	113.62	9.83	11.42
HMNF	HMN Financial Inc.	MN	NASDAQ	31.810	33.000	28.140	5.33	8.38	2.89	224.91	0.92	11.48	154.49	14.14	11.39
REDW	Redwood Financial Inc.	MN	Pink Sheet	20.500	22.000	20.000	0.00	0.00	0.61	176.91	0.00	35.96	115.69	11.59	36.33
WEFP	Wells Financial Corp.	MN	OTC BB	29.000	33.000	27.000	0.35	1.58	1.91	267.01	0.94	15.51	119.64	10.86	16.93
CCFC	CCSB Financial Corp.	MO	OTC BB	15.750	15.750	14.150	5.00	7.14	0.12	102.21	0.00	NM	103.21	15.41	131.25
FBSI	First Bancshares Inc.	MO	NASDAQ	17.500	22.750	15.950	-2.83	2.64	-0.32	154.04	0.16	NM	101.92	11.36	NM
LXMO	Lexington B&L Financial Corp.	MO	Pink Sheet	24.050	25.700	21.550	0.00	0.21	NA	NA	0.45	17.95	NA	NA	17.87
MCMH	MCM Savings Bank FSB	MO	Pink Sheet	19.900	28.000	12.050	0.00	0.00	0.68	412.80	0.00	29.26	71.25	4.82	69.57
NASB	NASB Financial Inc.	MO	NASDAQ	36.480	45.380	28.500	-5.35	-6.32	2.86	184.48	1.13	12.85	205.29	19.77	12.85
PULB	Pulaski Financial Corp.	MO	NASDAQ	16.310	19.240	12.667	-14.02	-8.01	0.89	95.28	0.30	19.42	277.85	17.11	19.42
CSBC	Citizens South Banking Corp.	NC	NASDAQ	12.200	13.900	11.410	1.41	-0.41	0.45	84.55	0.28	27.11	120.08	14.43	26.04
CDLX	Coddle Creek Financial Corp.	NC	Pink Sheet	34.100	40.000	32.250	0.29	-2.57	NA	NA	NA	NA	103.53	15.37	NA
KSBI	KS Bancorp Inc.	NC	OTC BB	19.750	24.750	17.250	3.95	3.95	1.24	199.65	0.52	15.93	165.65	9.89	15.93
MTUC	Mutual Community Savings Bank	NC	OTC BB	12.000	13.900	10.550	9.09	-1.64	0.02	250.81	0.33	NM	58.98	4.78	NM
SSFC	South Street Financial Corp.	NC	NASDAQ	9.440	10.100	8.800	0.43	2.05	0.53	78.72	0.40	17.81	110.92	11.99	17.81
TONE	TierOne Corp.	NE	NASDAQ	33.270	33.520	22.150	15.48	13.43	2.02	177.53	0.23	16.89	195.51	18.74	16.89
NHTB	New Hampshire Thrift Bncshrs	NH	NASDAQ	15.170	20.250	12.500	-0.85	12.79	1.31	154.07	0.50	11.76	137.04	9.85	11.83
SWGC	Siwooganock Holding Company	NH	Pink Sheet	17.800	18.250	17.750	0.00	0.28	NA	NA	NA	NA	NA	NA	NA
ABNJ	American Bancorp of New Jersey	NJ	NASDAQ	10.500	10.976	6.546	3.35	5.21	0.15	36.48	0.11	NM	114.66	28.78	59.91
FNSW	Farnsworth Bancorp Inc.	NJ	OTC BB	23.500	26.000	18.250	0.00	4.44	0.47	159.98	0.10	53.41	166.31	14.70	55.16
FMCO	FMS Financial Corp.	NJ	NASDAQ	18.304	20.500	13.030	1.69	7.04	1.03	188.99	0.12	17.77	158.83	9.69	17.77
HCBK	Hudson City Bancorp Inc.	NJ	NASDAQ	12.470	12.610	10.091	2.30	5.32	0.49	47.67	0.27	25.98	132.10	24.47	26.15

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF FEBRUARY 22, 2006

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
OCFC	OceanFirst Financial Corp.	NJ	NASDAQ	23.750	25.300	20.200	0.55	3.13	1.65	156.35	0.80	14.84	217.29	15.19	14.84
PBCI	Pamrapo Bancorp Inc.	NJ	NASDAQ	20.370	24.470	19.820	-4.81	-5.26	1.60	129.85	0.88	12.73	172.92	15.69	12.84
PFSB	PennFed Financial Services Inc	NJ	NASDAQ	18.820	20.280	13.020	3.12	-1.36	1.14	166.05	0.26	16.80	197.27	11.33	16.37
PFS	Provident Financial Services	NJ	NYSE	18.750	19.160	15.850	0.75	1.90	0.89	88.15	0.32	21.31	119.58	21.26	21.38
RBLG	Roebling Financial Corp.	NJ	OTC BB	10.200	10.200	9.100	2.00	7.94	0.37	67.67	0.10	28.33	109.09	15.08	28.33
SYNF	Synergy Finl Group Inc.	NJ	NASDAQ	12.890	13.060	11.010	0.23	5.22	0.41	84.35	0.19	32.22	156.25	15.28	32.10
FFSW	First Fed Banc of the SW Inc	NM	NASDAQ	16.120	20.000	14.000	8.70	5.36	1.22	138.03	0.24	13.55	126.86	11.68	13.55
AF	Astoria Financial Corp.	NY	NYSE	28.700	30.600	23.800	-1.71	-0.52	2.30	213.21	0.80	12.70	209.34	12.63	12.70
ALFC	Atlantic Liberty Financial	NY	NASDAQ	23.100	30.000	20.800	3.82	-20.15	0.32	102.92	0.30	NM	139.83	22.45	22.14
CNY	Carver Bancorp Inc.	NY	AMEX	15.940	19.130	15.000	5.15	4.25	1.24	257.72	0.30	13.07	83.06	6.19	10.91
DCOM	Dime Community Bancshares Inc.	NY	NASDAQ	14.190	16.660	13.210	-6.83	-3.01	1.03	84.59	0.56	13.91	179.85	16.78	12.71
ESBK	Elmira Savings Bank	NY	NASDAQ	25.959	33.818	23.618	-4.39	-7.12	2.31	276.84	0.77	11.34	137.20	9.38	13.41
ESLB	ES&L Bancorp Inc.	NY	Pink Sheet	37.250	38.000	29.000	0.54	0.68	NA	NA	NA	NA	NA	NA	NA
FNFG	First Niagara Finl Group	NY	NASDAQ	14.750	15.160	12.050	6.65	1.44	0.85	74.19	0.38	17.56	116.60	19.87	17.45
FFIC	Flushing Financial Corp.	NY	NASDAQ	17.070	19.650	13.950	10.84	-0.06	1.34	120.89	0.40	13.03	188.20	14.11	12.60
ICBC	Independence Cmnty Bank Corp.	NY	NASDAQ	41.060	41.110	30.670	1.13	7.85	2.70	231.78	1.07	15.67	147.91	17.72	15.78
NYB	New York Community Bancorp	NY	NYSE	17.070	19.930	15.690	2.58	0.12	1.12	97.43	1.00	15.38	137.33	17.37	14.49
PRTR	Partners Trust Financial	NY	NASDAQ	11.990	12.790	9.310	2.48	0.17	0.69	77.81	0.28	17.63	110.30	15.41	17.79
PBNY	Provident New York Bancorp	NY	NASDAQ	11.980	12.990	10.000	9.41	4.54	0.51	61.09	0.18	23.96	131.36	19.61	23.65
ROME	Rome Bancorp Inc.	NY	NASDAQ	11.800	11.972	9.270	7.08	11.11	0.37	31.92	0.26	32.78	122.15	36.97	32.40
SFFS	Sound Federal Bancorp Inc.	NY	NASDAQ	20.330	20.500	15.000	5.78	8.66	0.41	93.27	0.27	49.59	194.73	21.80	52.54
TRST	TrustCo Bank Corp NY	NY	NASDAQ	12.690	13.660	10.730	1.85	-1.63	0.79	38.95	0.61	16.27	414.98	32.58	17.42
ASBN	ASB Financial Corp.	OH	Pink Sheet	20.500	26.750	19.000	2.50	0.00	1.27	111.06	0.63	16.27	206.97	18.46	16.27
CFBK	Central Federal Corp.	OH	NASDAQ	7.500	13.120	7.070	-3.85	3.45	-1.49	77.12	0.36	NM	104.60	9.72	NM
CIBN	Community Investors Bancorp	OH	Pink Sheet	14.000	16.000	12.000	-1.75	0.00	0.95	114.25	0.36	14.89	111.20	12.25	18.89
FFDF	FFD Financial Corp.	OH	NASDAQ	20.180	20.750	13.500	1.01	6.77	1.12	132.28	0.45	18.35	134.21	15.26	22.12
FDEF	First Defiance Financial	OH	NASDAQ	27.200	31.440	25.290	0.00	-2.16	1.74	206.12	0.90	16.19	127.64	13.19	14.47
FFHS	First Franklin Corp.	OH	NASDAQ	16.000	24.250	15.250	-1.84	-3.03	0.75	179.12	0.33	21.92	107.82	8.93	34.27
FNFI	First Niles Financial Inc.	OH	NASDAQ	14.400	18.000	12.000	-10.00	10.77	0.79	71.15	0.64	18.23	121.62	20.24	27.47
FPFC	First Place Financial Corp.	OH	NASDAQ	24.480	25.940	16.660	-3.81	2.13	1.72	173.99	0.56	14.49	150.74	14.07	14.79
HCFC	Home City Financial Corp.	OH	NASDAQ	15.510	16.650	14.400	2.58	-4.85	1.02	178.96	0.44	15.36	96.70	8.67	20.97
HLFN	Home Loan Financial Corp.	OH	Pink Sheet	14.900	21.750	13.250	0.68	2.76	0.75	106.89	0.79	19.87	117.14	13.94	19.87
IDVB	Indian Village Bancorp Inc.	OH	OTC BB	17.500	22.500	16.500	-4.11	-5.41	-0.23	226.58	0.32	NM	88.43	7.28	52.63

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF FEBRUARY 22, 2006

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
NLVS	Northern Savings & Loan Co	OH	OTC BB	27.750	31.000	16.300	48.79	58.57	1.16	138.65	1.00	23.92	156.87	20.02	23.92
OCFL	OC Financial Inc	OH	OTC BB	11.500	12.100	10.450	1.32	-2.54	NA	101.91	0.00	NA	87.82	11.28	NA
OHSF	Ohio Savings Financial Corp.	OH	Pink Sheet	NA	NA	NA	0.00	3.31	NA	NA	0.00	NA	NA	NA	NA
PCBI	Peoples Community Bancorp Inc.	OH	NASDAQ	21.000	24.250	18.500	3.19	2.94	0.51	235.26	0.60	42.00	107.98	8.93	29.32
POHF	Peoples Ohio Financial	OH	OTC BB	5.400	5.500	3.800	2.27	1.50	0.26	27.83	0.14	20.77	156.33	19.40	21.61
PSFC	Peoples-Sidney Financial Corp.	OH	Pink Sheet	14.850	18.240	13.030	0.68	-3.70	0.73	98.17	0.69	20.34	120.36	15.13	20.34
PFOH	Perpetual Federal Savings Bank	OH	OTC BB	26.500	29.000	24.250	6.00	3.92	2.08	147.90	0.96	12.74	120.52	17.92	13.29
PVFC	PVF Capital Corp.	OH	NASDAQ	10.820	15.646	10.170	1.12	1.12	0.68	113.64	0.28	16.39	123.41	9.52	16.39
UCFC	United Community Finl Corp.	OH	NASDAQ	12.710	13.330	10.050	3.00	7.17	0.81	81.41	0.33	15.89	149.18	15.62	16.10
WAYN	Wayne Savings Bancshares	OH	NASDAQ	15.260	18.000	13.830	-3.17	-1.48	0.06	119.17	0.48	NM	143.39	12.81	44.22
ESBF	ESB Financial Corp.	PA	NASDAQ	12.160	13.930	10.810	1.42	2.96	0.73	139.90	0.40	17.13	126.93	8.69	14.19
FSBI	Fidelity Bancorp Inc.	PA	NASDAQ	19.580	26.000	18.040	3.11	0.72	1.31	236.12	0.49	15.66	137.94	8.29	16.18
FKFS	First Keystone Financial	PA	NASDAQ	19.800	23.810	16.370	2.01	-1.00	0.29	254.39	0.44	NM	143.69	7.78	NM
FSSB	First Star Bancorp Inc.	PA	Pink Sheet	36.500	42.000	33.500	-0.68	-2.41	5.86	1,026.27	NA	6.86	67.12	3.56	NA
HARL	Harleysville Savings Financial	PA	NASDAQ	17.600	26.000	16.000	-1.13	-1.95	1.24	196.25	0.61	14.31	142.74	8.97	14.37
KNBT	KNBT Bancorp Inc.	PA	NASDAQ	16.010	16.960	13.240	-2.38	-0.44	0.72	107.95	0.24	22.55	121.38	14.83	26.24
LARL	Laurel Capital Group Inc.	PA	NASDAQ	21.000	24.000	19.820	3.14	-4.98	1.05	155.44	0.80	20.39	149.79	13.51	20.49
PVSA	Parkvale Financial Corp.	PA	NASDAQ	27.810	31.800	26.350	-0.68	2.06	2.27	327.45	0.80	12.36	133.70	8.49	12.37
RSVI	RSV Bancorp Inc.	PA	OTC BB	20.000	20.000	16.300	8.11	15.94	0.85	140.53	0.30	23.81	112.42	14.23	29.87
SEFL	SE Financial Corp.	PA	OTC BB	13.150	14.240	11.100	-6.07	-2.59	0.32	58.13	0.10	41.09	99.55	20.97	42.27
SOV	Sovereign Bancorp Inc.	PA	NYSE	21.060	24.790	20.050	-0.24	-7.06	1.86	176.41	0.20	11.90	129.92	11.86	12.29
THRD	TF Financial Corp.	PA	NASDAQ	28.350	31.780	26.250	1.25	-0.53	2.25	228.09	0.72	12.95	122.89	11.64	12.95
WGBC	Willow Grove Bncp Inc.	PA	NASDAQ	17.240	17.370	14.160	8.02	8.91	0.67	106.81	0.48	26.12	126.59	16.14	19.37
WVFC	WVS Financial Corp.	PA	NASDAQ	16.100	17.260	15.660	0.00	-0.37	1.12	188.87	0.64	14.38	131.00	8.52	14.48
CFCP	Coastal Financial Corp.	SC	NASDAQ	13.410	14.920	12.355	-5.10	-5.56	0.91	81.11	0.18	15.59	263.46	16.53	15.29
FCPB	First Capital Bancshares Inc.	SC	Pink Sheet	9.550	11.250	7.750	0.00	-2.55	NA	NA	0.00	NA	NA	NA	NA
FFCH	First Financial Holdings Inc.	SC	NASDAQ	31.520	33.870	24.750	3.18	1.71	2.16	213.50	0.93	14.87	221.82	14.76	15.24
PEDE	Great Pee Dee Bancorp Inc.	SC	NASDAQ	15.590	20.000	13.900	3.38	8.57	0.74	119.64	0.64	21.07	106.71	13.03	21.05
SFDL	Security Federal Corp.	SC	OTC BB	22.600	32.000	20.000	-1.74	-8.69	1.52	247.91	0.15	15.17	155.11	9.12	15.30
HFFC	HF Financial Corp.	SD	NASDAQ	19.240	27.000	17.000	-3.75	3.44	1.24	261.22	0.44	15.90	125.10	7.37	33.88
JFBI	Jefferson Bancshares Inc.	TN	NASDAQ	13.350	14.120	12.160	-1.69	-0.74	0.46	44.35	0.27	29.02	118.27	30.10	29.27
SCYT	Security Bancorp Inc.	TN	OTC BB	29.000	32.000	27.000	0.69	2.65	NA	NA	0.00	NA	NA	NA	NA
SFBK	SFB Bancorp Inc.	TN	Pink Sheet	20.900	24.140	20.650	-3.91	-3.91	NA	NA	0.20	NA	NA	NA	NA

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF FEBRUARY 22, 2006

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
SFKT	State of Franklin Bcshs Inc.	TN	Pink Sheet	24.600	27.000	24.600	0.00	0.00	3.34	215.17	0.00	8.20	185.55	11.43	13.01
UTBI	United Tennessee Bankshares	TN	Pink Sheet	21.500	23.500	18.000	0.70	-0.09	1.41	108.53	0.40	15.58	132.86	19.81	21.57
BAFI	BancAffiliated Inc.	TX	Pink Sheet	26.500	NA	NA	0.00	0.00	NA	362.91	0.00	NA	84.84	7.30	NA
ETFS	East Texas Financial Services	TX	OTC BB	15.250	20.000	15.000	-1.61	-2.99	-0.21	181.36	0.20	NM	91.65	8.41	NM
FBTX	Franklin Bank Corp.	TX	NASDAQ	16.960	19.750	14.660	-5.52	-5.78	1.16	191.28	0.00	15.01	119.10	8.87	15.38
CFFC	Community Financial Corp.	VA	NASDAQ	22.050	24.000	19.140	-1.65	1.19	2.02	198.36	0.44	11.37	135.28	11.11	11.74
GAFC	Greater Atlantic Financial	VA	NASDAQ	4.900	6.460	4.600	6.52	-3.54	-1.38	111.71	0.00	NM	110.96	4.39	NM
FMSB	First Mutual Bancshares Inc.	WA	NASDAQ	25.200	26.950	23.910	-1.60	-4.91	1.94	205.06	2.38	13.55	222.42	12.29	13.55
FBNW	FirstBank NW Corp.	WA	NASDAQ	18.483	18.590	12.500	9.04	25.39	1.35	137.15	0.36	14.11	143.82	13.48	14.11
RPFG	Rainier Pacific Finl Group Inc	WA	NASDAQ	15.720	17.740	14.260	4.11	1.48	0.44	130.15	0.24	36.56	114.41	11.13	39.27
RVSB	Riverview Bancorp Inc.	WA	NASDAQ	25.300	25.500	20.250	8.58	14.79	1.61	127.17	0.67	15.81	161.66	19.89	16.33
TSBK	Timberland Bancorp Inc.	WA	NASDAQ	26.280	26.900	21.890	12.31	12.21	2.06	145.79	0.62	13.34	129.97	18.02	13.36
WFSL	Washington Federal Inc.	WA	NASDAQ	23.680	25.070	21.110	-2.35	-3.23	1.69	95.44	0.79	14.27	171.97	24.82	14.02
WM	Washington Mutual Inc.	WA	NYSE	43.690	45.600	36.640	2.61	2.56	3.84	345.22	1.90	11.71	156.31	12.58	11.53
ABCW	Anchor BanCorp Wisconsin	WI	NASDAQ	31.390	32.980	25.970	0.45	1.55	2.28	192.76	0.58	14.01	219.20	16.29	14.09
BKMU	Bank Mutual Corp.	WI	NASDAQ	11.510	12.350	10.000	4.83	9.41	0.44	55.06	0.25	26.77	131.84	20.92	27.92
SVBC	Sistersville Bancorp Inc.	WV	Pink Sheet	18.250	19.500	16.500	0.00	8.96	NA	NA	0.51	NA	NA	NA	NA
CRZY	Crazy Woman Creek Bancorp	WY	Pink Sheet	15.000	17.000	14.150	-3.94	5.26	0.31	155.85	0.48	48.39	95.84	9.62	48.39

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF FEBRUARY 22, 2006

	State	Exchange	PER SHARE								PRICING RATIOS			
			Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
ALL THRIFTS														
AVERAGE			20.800	23.437	17.559	1.15	2.12	1.24	176.07	0.43	19.02	137.77	13.56	22.94
MEDIAN			17.800	20.750	15.020	0.54	0.88	1.05	155.64	0.38	15.89	125.89	12.81	17.45
HIGH			73.010	80.840	55.400	48.79	101.87	7.80	1,026.27	2.38	66.79	414.98	42.14	188.02
LOW			0.300	1.100	0.300	-18.92	-65.91	-3.08	23.25	0.00	6.86	57.82	2.74	7.28
AVERAGE FOR STATE														
NY			20.259	22.398	16.807	2.96	0.42	1.14	125.90	0.51	19.45	165.20	18.78	19.71
AVERAGE BY REGION														
MIDWEST			20.028	22.912	16.873	1.26	2.84	1.01	174.30	0.46	19.44	124.52	12.71	24.81
NEW ENGLAND			21.373	23.676	18.521	0.84	1.85	1.30	154.12	0.50	23.16	136.98	17.21	21.03
MID ATLANTIC			19.749	21.955	16.710	1.72	1.32	1.22	164.17	0.39	19.43	147.83	15.15	21.25
SOUTHEAST			17.391	19.928	15.097	0.76	1.37	0.84	144.41	0.29	19.27	153.91	12.90	28.86
SOUTHWEST			21.040	23.671	17.368	0.98	2.98	1.38	238.22	0.30	13.21	107.60	9.96	17.57
WEST			29.569	32.470	24.314	0.50	1.90	2.41	228.74	0.57	16.21	156.72	13.76	16.57
AVERAGE BY EXCHANGE														
NYSE			36.534	40.391	29.119	1.81	1.24	3.05	271.33	0.65	14.47	168.37	15.01	14.20
AMEX			17.834	20.644	15.862	1.82	6.09	1.00	181.55	0.40	16.01	131.25	10.40	16.25
NASDAQ			19.992	22.547	16.799	1.60	2.81	1.13	158.52	0.46	19.35	144.89	14.25	22.41
OTC			18.579	21.171	16.482	0.84	0.06	0.80	164.86	0.34	20.36	115.24	12.56	29.41
Pink Sheets			20.301	22.720	17.015	-0.34	1.90	1.47	237.66	0.30	19.44	118.10	11.13	24.39

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 33

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF FEBRUARY 22, 2006

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
AKPB	Alaska Pacific Bancshares Inc.	AK	176,835	16,375	16,343	0.40	0.40	4.14	4.14	07/01/99	OTC BB	627,754	12.56
TBNC	Banc Corp.	AL	1,415,806	104,736	92,860	-0.44	0.10	-6.01	1.44	12/10/98	NASDAQ	19,980,261	226.78
SIYF	Security Federal Bancorp Inc.	AL	73,628	10,835	10,835	0.85	0.85	6.21	6.21	04/03/95	Pink Sheet	NA	10.18
SRNN	Southern Banc Co.	AL	102,908	16,061	16,061	0.54	0.29	3.42	1.87	10/05/95	OTC BB	836,016	13.54
SCBS	Southern Community Bancshares	AL	66,676	8,266	8,266	0.61	0.61	5.55	5.55	12/23/96	Pink Sheet	682,717	4.78
SZB	SouthFirst Bancshares Inc.	AL	136,118	10,202	9,658	-0.05	0.32	-0.62	4.41	02/14/95	AMEX	708,871	8.40
FFBH	First Federal Bancshares of AR	AR	852,411	77,842	77,842	0.97	0.97	10.27	10.27	05/03/96	NASDAQ	5,048,662	121.12
PFSL	Pocahontas Bancorp Inc.	AR	751,526	52,560	38,632	0.40	0.35	5.70	4.93	04/01/98	NASDAQ	4,641,717	59.65
BOFI	Bofl Holding, Inc.	CA	681,492	68,962	68,962	0.56	0.56	5.35	5.35	03/15/05	NASDAQ	8,193,906	63.72
BYFC	Broadway Financial Corp.	CA	292,294	16,777	16,777	0.56	0.56	10.50	10.40	01/09/96	NASDAQ	1,554,610	16.32
CCBI	Commercial Capital Bancorp	CA	5,463,549	698,117	295,702	1.42	1.36	11.09	10.57	12/18/02	NASDAQ	56,487,280	837.14
DSL	Downey Financial Corp.	CA	17,094,349	1,208,219	1,205,069	1.31	1.30	19.56	19.51	01/01/71	NYSE	27,853,783	1780.69
FPTB	First PacTrust Bancorp Inc.	CA	734,948	76,815	76,815	0.67	0.67	5.89	5.89	08/23/02	NASDAQ	4,419,500	122.64
FED	FirstFed Financial Corp.	CA	10,456,949	570,839	567,501	1.01	1.01	17.65	17.65	12/16/83	NYSE	16,567,229	984.59
GDW	Golden West Financial	CA	124,615,163	8,670,965	8,670,965	1.27	1.26	18.72	18.63	05/29/59	NYSE	308,041,776	22046.55
HWFG	Harrington West Finl Grp Inc	CA	1,139,935	59,574	52,891	0.75	0.74	14.61	14.31	11/07/02	NASDAQ	5,384,843	84.54
NDE	IndyMac Bancorp Inc.	CA	21,452,299	1,526,101	1,445,254	1.41	1.42	22.00	22.17	11/10/86	NYSE	64,246,767	2495.99
MLGF	Malaga Financial Corporation	CA	566,445	43,685	43,685	0.95	0.95	12.30	12.30	NA	OTC BB	NA	67.68
PPBI	Pacific Premier Bancorp	CA	702,733	50,579	50,579	1.18	1.10	15.17	14.19	06/25/97	NASDAQ	6,252,000	74.52
PFB	PFF Bancorp Inc.	CA	4,063,361	351,197	349,930	1.30	1.28	14.88	14.70	03/29/96	NYSE	24,339,360	777.54
PROV	Provident Financial Holdings	CA	1,575,924	130,505	130,442	1.44	1.18	18.44	15.13	06/28/96	NASDAQ	6,823,796	211.04
RMGC	RMG Capital Corporation	CA	572,840	45,791	45,567	0.77	NA	9.83	NA	NA	OTC BB	NA	NA
SNLS	San Luis Trust Bank FSB	CA	219,596	20,845	20,845	2.07	2.07	20.72	20.72	NA	OTC BB	3,000,775	44.86
WES	Westcorp	CA	17,007,015	1,602,105	1,602,105	1.56	NA	17.51	NA	05/01/86	NYSE	52,352,613	3822.26
HCBC	High Country Bancorp Inc.	CO	198,267	17,711	17,711	0.54	NA	6.28	NA	12/10/97	Pink Sheet	861,086	19.59
MTXC	Matrix Bancorp Inc.	CO	2,027,955	99,760	99,760	0.88	NA	18.39	NA	10/18/96	NASDAQ	6,620,850	167.48
NEBS	New England Bancshares	CT	252,922	56,681	54,882	0.61	NA	4.57	NA	12/29/05	NASDAQ	5,346,691	57.26
NAL	NewAlliance Bancshares Inc.	CT	6,561,402	1,310,868	833,851	0.81	0.83	3.76	3.86	04/02/04	NYSE	108,823,607	1654.71
NMIL	NewMil Bancorp Inc.	CT	872,975	53,016	44,923	1.11	1.08	16.39	15.99	02/01/86	NASDAQ	4,086,000	126.05
IFSB	Independence Federal Svgs Bank	DC	159,873	16,206	16,206	0.16	NA	1.59	NA	06/06/85	NASDAQ	1,552,448	19.08
WSFS	WSFS Financial Corp.	DE	2,846,752	181,975	180,485	1.06	1.07	14.99	15.02	11/26/86	NASDAQ	6,596,000	412.78
BBX	BankAtlantic Bancorp Inc.	FL	6,331,558	516,226	431,157	0.92	1.04	11.70	13.26	11/29/83	NYSE	60,760,213	767.29
BKUNA	BankUnited Financial Corp.	FL	11,259,300	522,361	494,008	0.29	0.28	5.75	5.51	12/11/85	NASDAQ	30,446,533	1002.31

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF FEBRUARY 22, 2006

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
BFCF	BFC Financial Corp.	FL	7,149,007	179,926	93,149	0.17	NA	8.39	NA	NA	NASDAQ	34,235,025	209.04
FDT	Federal Trust Corp.	FL	717,815	43,268	43,268	0.59	0.67	9.34	10.70	12/12/97	AMEX	8,299,343	99.59
FFFL	Fidelity Bankshares Inc.	FL	4,081,592	284,677	263,893	0.85	0.85	11.87	11.87	05/15/01	NASDAQ	25,114,716	789.36
FCFL	First Community Bank Corp.	FL	298,772	25,424	24,996	0.97	0.97	10.41	10.41	05/31/03	NASDAQ	3,324,302	65.65
HARB	Harbor Florida Bancshares Inc.	FL	3,052,615	330,246	326,321	1.61	1.61	15.27	15.26	03/19/98	NASDAQ	24,001,777	921.20
EBDC	ebank Financial Services Inc.	GA	148,358	11,124	11,124	0.20	0.19	2.29	2.27	07/06/98	OTC BB	6,381,479	9.38
NTBK	NetBank Inc.	GA	4,771,619	400,179	315,082	0.00	-0.07	-0.04	-0.79	07/29/97	NASDAQ	46,396,000	348.43
FFSX	First Federal Bankshares Inc.	IA	587,529	68,370	49,807	0.49	0.47	4.00	3.81	04/14/99	NASDAQ	3,408,863	75.83
HZFS	Horizon Financial Svcs Corp.	IA	113,068	11,502	11,502	-0.22	-0.18	-2.17	-1.84	06/30/94	OTC BB	779,431	11.26
CASH	Meta Financial Group Inc.	IA	755,283	42,174	38,771	-0.11	-0.08	-1.94	-1.42	09/20/93	NASDAQ	2,503,655	53.44
FFFD	North Central Bancshares Inc.	IA	485,191	44,278	39,307	1.05	1.14	11.58	12.60	03/21/96	NASDAQ	1,507,703	57.38
AFBA	Allied First Bancorp Inc.	IL	146,540	10,243	9,694	0.19	NA	2.60	NA	12/31/01	OTC BB	511,318	8.31
BFIN	BankFinancial Corp	IL	1,573,080	325,326	305,808	0.53	NA	5.16	NA	06/24/05	NASDAQ	24,466,250	383.88
BPLS	BankPlus FSB	IL	296,089	22,512	22,512	0.47	0.47	6.60	6.60	07/10/91	Pink Sheet	NA	21.37
ESDF	East Side Financial Inc.	IL	130,948	11,862	11,862	0.23	0.23	2.52	2.52	11/01/91	Pink Sheet	NA	10.89
FBTC	First BancTrust Corp.	IL	239,771	26,320	26,320	0.58	0.54	4.97	4.61	04/19/01	NASDAQ	2,375,450	29.22
FFBI	First Federal Bancshares Inc.	IL	335,401	22,058	20,500	0.38	0.33	5.35	4.56	09/28/00	NASDAQ	1,244,499	23.24
GTPS	Great American Bancorp	IL	143,927	17,274	16,789	1.42	1.42	12.07	12.07	06/30/95	OTC BB	686,925	22.33
HMKF	Hemlock Federal Financial Corp	IL	292,330	17,080	15,928	0.69	0.52	9.03	6.83	04/02/97	Pink Sheet	737,000	39.80
MAFB	MAF Bancorp Inc.	IL	10,487,504	978,179	663,764	1.03	1.03	10.75	10.70	01/12/90	NASDAQ	32,066,721	1491.84
MCPH	Midland Capital Holdings Corp.	IL	134,458	13,024	13,024	0.91	0.75	9.97	8.19	06/30/93	OTC BB	372,600	16.39
PFED	Park Bancorp Inc.	IL	248,035	30,287	30,287	0.58	0.30	4.94	2.54	08/12/96	NASDAQ	1,118,860	36.99
RYFL	Royal Financial Inc.	IL	111,739	34,208	34,208	-0.51	-0.18	-1.90	-0.66	01/21/05	OTC BB	2,645,000	38.09
UMBR	Umbrella Bancorp Inc.	IL	66,324	4,261	4,240	-8.40	-7.44	-118.67	-105.23	NA	Pink Sheet	NA	3.76
WFBS	Washington Fed Bank for Svgs	IL	63,094	5,947	5,947	1.74	1.74	18.82	18.82	03/01/95	Pink Sheet	NA	2.61
WTWN	West Town Bancorp Inc.	IL	53,636	3,372	3,372	NA	NA	NA	NA	03/01/95	Pink Sheet	NA	3.39
AMFC	AMB Financial Corp.	IN	170,466	14,145	14,145	0.53	0.40	6.19	4.63	04/01/96	OTC BB	984,648	13.29
ASBI	Ameriana Bancorp	IN	449,369	35,657	35,093	0.47	0.46	5.38	5.23	03/02/87	NASDAQ	3,175,000	40.01
BRBI	Blue River Bancshares Inc.	IN	221,241	17,470	14,000	0.74	NA	9.60	NA	06/24/98	NASDAQ	3,507,150	20.27
CITZ	CFS Bancorp Inc.	IN	1,242,888	142,367	141,002	0.39	0.42	3.45	3.66	07/24/98	NASDAQ	12,005,431	177.20
CSFC	City Savings Financial Corp.	IN	154,265	12,085	12,085	-0.18	-0.09	-2.26	-1.11	12/28/01	OTC BB	555,450	11.25
DSFN	DSA Financial Corp.	IN	99,250	17,062	17,062	0.98	0.86	5.22	4.61	07/30/04	OTC BB	1,644,242	19.40
FFWC	FFW Corp.	IN	267,598	23,751	22,776	0.98	0.96	10.61	10.36	04/05/93	OTC BB	1,259,081	26.82

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF FEBRUARY 22, 2006

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
FDLB	Fidelity Federal Bancorp	IN	203,414	17,294	17,294	0.48	0.43	5.68	5.17	08/31/87	Pink Sheet	NA	16.22
FBEI	First Bancorp of Indiana Inc.	IN	285,875	29,152	27,241	0.59	0.43	5.60	4.09	04/07/99	NASDAQ	1,560,268	35.07
FCAP	First Capital Inc.	IN	438,354	41,957	36,109	0.86	0.86	8.91	8.91	01/04/99	NASDAQ	2,590,000	48.56
HFSK	HFS Bank FSB	IN	235,960	20,689	20,689	0.57	0.63	6.59	7.29	10/02/85	Pink Sheet	1,866,200	34.43
HBBI	Home Building Bancorp	IN	60,379	6,756	6,756	0.70	0.70	6.79	6.79	02/08/95	OTC BB	250,598	5.68
HWEN	Home Financial Bancorp	IN	76,000	7,366	7,366	0.44	0.45	4.58	4.70	07/02/96	Pink Sheet	1,356,450	6.44
LNCB	Lincoln Bancorp	IN	844,454	99,940	72,736	0.14	0.29	1.18	2.44	12/30/98	NASDAQ	5,386,153	92.91
LOGN	Logansport Financial Corp.	IN	159,699	17,439	17,439	0.95	0.76	9.06	7.21	06/14/95	Pink Sheet	873,222	15.19
LSBI	LSB Financial Corp.	IN	373,138	32,696	32,696	1.01	1.01	11.69	11.69	02/03/95	NASDAQ	1,554,806	46.06
MFBC	MFB Corp.	IN	530,052	37,811	33,363	0.41	0.41	5.87	5.87	03/25/94	NASDAQ	1,355,860	43.37
MFSF	MutualFirst Financial Inc.	IN	971,829	88,794	74,829	0.73	0.73	7.37	7.37	12/30/99	NASDAQ	4,552,218	97.55
NIDB	Northeast Indiana Bancorp	IN	232,838	23,853	23,370	0.11	0.13	1.03	1.18	06/28/95	OTC BB	1,356,637	23.67
NWIN	NorthWest Indiana Bancorp	IN	627,400	46,400	46,400	1.14	1.13	14.66	14.56	NA	OTC BB	2,785,735	89.14
PFDC	Peoples Bancorp	IN	492,260	64,887	62,258	0.81	0.81	6.13	6.14	07/07/87	NASDAQ	3,328,064	67.60
RIVR	River Valley Bancorp	IN	314,502	23,122	23,091	0.76	0.76	10.01	10.01	12/20/96	NASDAQ	1,588,987	29.61
TDCB	Third Century Bancorp	IN	125,493	22,710	22,710	0.37	0.37	2.03	2.03	06/30/04	OTC BB	1,653,125	21.33
UCBC	Union Community Bancorp	IN	260,097	33,092	30,460	0.11	0.48	0.86	3.68	12/29/97	NASDAQ	1,939,000	51.58
FFSL	First Independence Corp.	KS	171,933	15,905	15,905	0.68	0.64	7.41	6.96	10/08/93	OTC BB	889,039	17.20
CKFB	CKF Bancorp Inc.	KY	159,834	17,101	16,001	1.47	1.11	13.68	10.31	01/04/95	OTC BB	1,409,000	22.68
CFBC	Community First Bancorp Inc.	KY	69,983	2,826	2,826	-1.32	-1.31	-27.67	-27.42	06/27/03	OTC BB	277,725	1.92
HFBC	HopFed Bancorp Inc.	KY	639,589	49,842	44,777	0.69	0.65	8.52	7.82	02/09/98	NASDAQ	3,649,000	58.71
FPBF	FPB Financial Corp.	LA	115,445	7,630	7,630	0.60	0.38	8.18	5.15	07/01/99	Pink Sheet	279,000	7.16
GLBP	Globe Bancorp Inc.	LA	30,491	5,845	5,845	0.70	0.70	3.85	3.85	07/10/01	OTC BB	263,800	4.29
GSLA	GS Financial Corp.	LA	181,203	28,700	28,700	0.08	0.46	0.54	3.11	04/01/97	NASDAQ	1,284,031	22.47
HSTD	Homestead Bancorp Inc.	LA	134,376	11,901	11,901	0.34	0.34	3.70	3.66	07/20/98	Pink Sheet	NA	10.64
TSH	Teche Holding Company	LA	683,410	61,632	57,677	0.79	0.75	8.83	8.39	04/19/95	AMEX	2,266,053	92.45
BFBC	Benjamin Franklin Bancorp Inc	MA	867,057	108,112	70,217	0.06	0.47	0.49	4.18	04/05/05	NASDAQ	8,488,898	117.74
BHLB	Berkshire Hills Bancorp Inc.	MA	2,035,553	246,066	146,450	0.47	0.75	4.19	6.66	06/28/00	NASDAQ	8,539,868	283.95
BRKL	Brookline Bancorp Inc.	MA	2,214,704	602,450	557,364	1.01	1.01	3.61	3.61	07/10/02	NASDAQ	61,583,773	932.99
CEBK	Central Bancorp Inc.	MA	536,867	39,155	36,923	0.56	0.55	7.58	7.46	10/24/86	NASDAQ	1,590,181	45.72
HIFS	Hingham Instit. for Savings	MA	628,251	48,458	48,458	1.07	1.07	13.20	13.20	12/20/88	NASDAQ	2,105,500	83.99
LEGC	Legacy Bancorp	MA	778,330	146,166	143,081	-0.31	0.54	-2.90	5.02	10/26/05	NASDAQ	10,308,600	147.10
LSBX	LSB Corp.	MA	521,800	59,922	59,922	0.77	0.50	7.14	4.65	05/02/86	NASDAQ	4,465,000	78.14

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF FEBRUARY 22, 2006

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
MASB	MASSBANK Corp.	MA	898,679	105,264	104,174	0.79	0.75	6.84	6.52	05/28/86	NASDAQ	4,328,517	147.78
MFLR	Mayflower Co-operative Bank	MA	239,844	18,453	18,381	0.79	0.77	10.05	9.88	12/23/87	NASDAQ	2,071,952	27.56
ABKD	American Bank Holdings Inc.	MD	301,942	21,450	21,450	1.12	1.12	16.72	16.72	NA	OTC BB	2,201,688	23.56
BUCS	BUCS Financial Corp	MD	134,041	11,059	11,059	0.56	0.31	6.61	3.59	03/15/01	OTC BB	882,165	11.91
PCGO	Prince George's FSB	MD	104,810	12,209	12,209	1.09	1.09	9.33	9.33	NA	Pink Sheet	NA	NA
SVBI	Severn Bancorp Inc.	MD	823,452	69,239	68,905	1.86	1.86	22.15	22.15	NA	NASDAQ	8,318,184	158.05
WSB	Washington Savings Bank FSB	MD	517,773	57,059	57,059	1.33	1.27	13.41	12.80	08/03/88	AMEX	7,401,594	63.59
CTZN	Citizens First Bancorp Inc.	MI	1,654,223	168,570	155,577	0.59	0.55	5.44	5.07	03/07/01	NASDAQ	8,424,000	234.52
FFNM	First Fed of N Michigan Bncp	MI	282,775	36,591	32,152	0.16	0.38	1.43	3.33	04/04/05	NASDAQ	3,111,176	29.09
FBC	Flagstar Bancorp Inc.	MI	15,075,430	764,238	764,238	0.54	0.54	10.66	10.66	04/30/97	NYSE	63,208,000	959.50
MCBF	Monarch Community Bancorp Inc	MI	277,068	40,576	29,586	0.52	0.51	3.60	3.53	08/30/02	NASDAQ	2,709,596	33.71
STBI	Sturgis Bancorp	MI	307,515	26,608	21,391	0.86	0.86	10.01	10.01	11/10/88	Pink Sheet	2,498,064	30.23
HMNF	HMN Financial Inc.	MN	991,237	90,728	86,707	1.12	1.13	12.42	12.53	06/30/94	NASDAQ	4,407,260	140.19
REDW	Redwood Financial Inc.	MN	76,523	7,664	7,664	0.40	0.39	3.39	3.35	07/10/95	Pink Sheet	432,558	8.87
WEFP	Wells Financial Corp.	MN	258,153	23,438	23,438	0.83	0.76	8.58	7.85	04/11/95	OTC BB	966,814	28.04
CCFC	CCSB Financial Corp.	MO	93,723	13,991	13,991	0.10	0.10	0.68	0.68	01/09/03	OTC BB	916,945	14.44
FBSI	First Bancshares Inc.	MO	239,168	26,658	26,279	-0.20	-0.15	-1.77	-1.32	12/22/93	NASDAQ	1,552,610	27.17
LXMO	Lexington B&L Financial Corp.	MO	137,787	13,641	12,852	0.64	0.64	6.40	6.43	06/06/96	Pink Sheet	NA	14.87
MCMH	MCM Savings Bank FSB	MO	75,901	5,136	5,129	0.17	0.07	2.40	1.01	NA	Pink Sheet	183,868	3.66
NASB	NASB Financial Inc.	MO	1,552,886	149,578	146,532	1.61	1.61	16.69	16.69	09/27/85	NASDAQ	8,417,442	307.07
PULB	Pulaski Financial Corp.	MO	805,644	49,620	49,207	1.00	1.00	15.76	15.76	12/03/98	NASDAQ	8,455,369	157.08
CSBC	Citizens South Banking Corp.	NC	701,094	84,258	NA	0.60	0.63	4.40	4.58	10/01/02	NASDAQ	8,291,741	101.16
CDLX	Coddle Creek Financial Corp.	NC	144,368	21,428	21,428	NA	NA	NA	NA	12/31/97	Pink Sheet	650,600	22.19
KSBI	KS Bancorp Inc.	NC	261,437	15,613	15,613	0.67	0.67	10.34	10.34	12/30/93	OTC BB	1,309,501	25.86
MTUC	Mutual Community Savings Bank	NC	91,223	7,400	7,400	0.01	0.00	0.09	0.05	06/29/93	OTC BB	363,719	4.36
SSFC	South Street Financial Corp.	NC	236,134	25,529	25,529	0.70	0.70	6.09	6.09	10/03/96	NASDAQ	2,999,594	28.32
TONE	TierOne Corp.	NE	3,222,275	308,867	256,543	1.05	1.05	11.28	11.28	10/02/02	NASDAQ	18,150,773	603.88
NHTB	New Hampshire Thrift Bncshrs	NH	650,179	46,727	34,587	0.89	0.88	13.09	13.01	05/22/86	NASDAQ	4,219,980	64.02
SWGC	Siwooganock Holding Company	NH	82,751	7,050	7,050	0.78	0.48	9.19	5.62	NA	Pink Sheet	NA	8.31
ABNJ	American Bancorp of New Jersey	NJ	516,924	129,755	129,755	0.44	0.53	3.47	4.11	10/06/05	NASDAQ	14,169,469	148.78
FNSW	Farnsworth Bancorp Inc.	NJ	104,070	9,197	9,197	0.31	0.30	3.42	3.31	09/30/98	OTC BB	650,535	15.29
FMCO	FMS Financial Corp.	NJ	1,231,263	75,082	73,206	0.55	0.55	9.19	9.19	12/14/88	NASDAQ	6,515,110	119.25
HCBK	Hudson City Bancorp Inc.	NJ	28,075,353	5,201,476	5,201,476	1.14	1.13	7.52	7.48	06/07/05	NASDAQ	588,905,543	7343.65

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF FEBRUARY 22, 2006

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
OCFC	OceanFirst Financial Corp.	NJ	1,985,357	138,784	137,512	1.00	1.00	14.43	14.43	07/03/96	NASDAQ	12,698,505	301.59
PBCI	Pamrapo Bancorp Inc.	NJ	646,086	58,616	58,616	1.24	1.23	14.06	13.95	11/14/89	NASDAQ	4,975,542	101.35
PFSB	PennFed Financial Services Inc	NJ	2,161,265	124,172	124,172	0.74	0.76	12.29	12.62	07/15/94	NASDAQ	13,015,782	244.47
PFS	Provident Financial Services	NJ	6,052,374	1,076,295	641,386	0.94	0.94	5.32	5.30	01/15/03	NYSE	68,661,800	1287.41
RBLG	Roebling Financial Corp.	NJ	115,714	15,991	15,991	0.55	0.55	3.73	3.73	10/01/04	OTC BB	1,710,045	17.44
SYNF	Synergy Finl Group Inc.	NJ	973,887	95,250	94,433	0.49	0.49	4.48	4.49	01/21/04	NASDAQ	11,545,881	148.83
FFSW	First Fed Banc of the SW Inc	NM	549,294	50,567	44,741	0.93	0.93	9.72	9.72	NA	NASDAQ	3,979,453	64.15
AF	Astoria Financial Corp.	NY	22,380,271	1,350,227	1,165,076	1.02	1.02	17.06	17.06	11/18/93	NYSE	104,967,280	3012.56
ALFC	Atlantic Liberty Financial	NY	177,014	28,413	28,413	0.28	0.95	1.77	6.04	10/23/02	NASDAQ	1,719,956	39.73
CNY	Carver Bancorp Inc.	NY	645,971	48,105	48,105	0.50	0.59	6.65	7.94	10/25/94	AMEX	2,506,519	39.96
DCOM	Dime Community Bancshares Inc.	NY	3,126,226	291,714	236,076	1.11	1.21	12.65	13.85	06/26/96	NASDAQ	36,956,907	524.42
ESBK	Elmira Savings Bank	NY	333,322	22,785	22,436	0.86	0.73	12.37	10.45	03/01/85	NASDAQ	1,204,028	31.26
ESLB	ES&L Bancorp Inc.	NY	214,563	21,212	21,212	1.43	1.19	14.90	12.38	NA	Pink Sheet	NA	28.60
FNFG	First Niagara Finl Group	NY	8,064,832	1,374,423	613,716	1.18	1.19	6.76	6.80	01/21/03	NASDAQ	108,700,000	1603.32
FFIC	Flushing Financial Corp.	NY	2,353,208	176,467	172,562	1.07	1.10	14.27	14.76	11/21/95	NASDAQ	19,465,844	332.28
ICBC	Independence Cmnty Bank Corp.	NY	19,083,120	2,285,780	1,032,538	1.18	1.17	9.31	9.25	03/17/98	NASDAQ	82,332,449	3380.57
NYB	New York Community Bancorp	NY	26,283,705	3,324,877	1,257,265	1.17	1.25	9.15	9.71	11/23/93	NYSE	269,776,887	4605.09
PRTR	Partners Trust Financial	NY	3,778,943	527,923	266,250	0.88	0.88	6.02	5.97	07/15/04	NASDAQ	48,565,740	582.30
PBNY	Provident New York Bancorp	NY	2,629,835	392,579	221,990	0.84	0.85	5.33	5.40	01/15/04	NASDAQ	43,048,299	514.81
ROME	Rome Bancorp Inc.	NY	308,853	93,478	93,478	1.13	1.14	4.29	4.34	03/31/05	NASDAQ	9,677,000	114.19
SFFS	Sound Federal Bancorp Inc.	NY	1,149,326	128,651	114,681	0.44	0.42	3.63	3.43	01/07/03	NASDAQ	12,322,206	250.51
TRST	TrustCo Bank Corp NY	NY	2,912,759	228,661	228,108	2.07	1.93	26.07	24.34	NA	NASDAQ	74,775,000	948.89
ASBN	ASB Financial Corp.	OH	189,908	16,937	16,937	1.15	1.15	12.19	12.19	05/11/95	Pink Sheet	1,710,000	35.06
CFBK	Central Federal Corp.	OH	173,021	16,081	16,081	-2.02	-1.93	-17.69	-16.93	12/30/98	NASDAQ	2,243,662	34.08
CIBN	Community Investors Bancorp	OH	120,653	13,291	13,291	0.83	0.66	7.66	6.04	02/07/95	Pink Sheet	1,056,067	12.84
FFDF	FFD Financial Corp.	OH	157,713	17,927	17,927	0.89	0.74	7.55	6.26	04/03/96	NASDAQ	1,192,253	24.06
FDEF	First Defiance Financial	OH	1,460,374	150,951	111,667	0.88	0.98	8.26	9.24	10/02/95	NASDAQ	7,085,000	192.71
FFHS	First Franklin Corp.	OH	296,682	24,574	24,574	0.45	0.29	5.08	3.25	01/26/88	NASDAQ	1,656,330	26.50
FNFI	First Niles Financial Inc.	OH	98,516	16,396	16,396	1.05	0.69	6.42	4.26	10/27/98	NASDAQ	1,384,553	19.94
FPFC	First Place Financial Corp.	OH	2,626,531	245,191	176,605	0.99	0.97	10.46	10.24	01/04/99	NASDAQ	15,095,954	369.55
HCFC	Home City Financial Corp.	OH	149,553	13,406	13,159	0.55	0.40	6.41	4.69	12/30/96	NASDAQ	835,690	12.96
HLFN	Home Loan Financial Corp.	OH	162,953	19,386	19,386	0.74	0.74	5.29	5.29	03/26/98	Pink Sheet	1,524,515	22.72
IDVB	Indian Village Bancorp Inc.	OH	99,002	8,146	8,146	-0.08	0.13	-1.03	1.63	07/02/99	OTC BB	436,934	7.65

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF FEBRUARY 22, 2006

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
NLVS	Northern Savings & Loan Co	OH	340,807	43,490	43,490	0.86	0.86	6.34	6.34	NA	OTC BB	2,458,068	68.21
OCFL	OC Financial Inc	OH	57,088	7,336	7,336	-0.16	-0.27	-1.39	-2.30	04/01/05	OTC BB	560,198	6.44
OHSF	Ohio Savings Financial Corp.	OH	14,768,040	1,117,170	1,115,962	1.15	1.13	15.09	14.88	NA	Pink Sheet	NA	1307.65
PCBI	Peoples Community Bancorp Inc.	OH	1,040,912	86,047	60,435	0.21	0.30	2.52	3.69	03/30/00	NASDAQ	4,424,449	92.91
POHF	Peoples Ohio Financial	OH	204,042	25,325	25,325	0.98	0.94	7.70	7.39	12/18/89	OTC BB	7,331,629	39.59
PSFC	Peoples-Sidney Financial Corp.	OH	137,937	17,336	17,336	0.74	0.74	5.72	5.72	04/28/97	Pink Sheet	1,405,148	20.87
PFOH	Perpetual Federal Savings Bank	OH	365,276	54,308	54,308	1.44	1.38	9.71	9.31	04/19/91	OTC BB	2,469,822	65.45
PVFC	PVF Capital Corp.	OH	876,769	67,644	67,644	0.64	0.64	7.95	7.95	12/30/92	NASDAQ	7,715,000	83.48
UCFC	United Community Finl Corp.	OH	2,528,850	264,735	229,024	0.96	0.95	8.89	8.78	07/09/98	NASDAQ	31,062,112	394.80
WAYN	Wayne Savings Bancshares	OH	397,968	35,541	33,333	0.03	0.29	0.27	3.00	01/09/03	NASDAQ	3,339,552	50.96
ESBF	ESB Financial Corp.	PA	1,852,779	126,877	81,110	0.52	0.63	7.16	8.64	06/13/90	NASDAQ	13,244,000	161.05
FSBI	Fidelity Bancorp Inc.	PA	699,279	42,039	39,239	0.57	0.55	9.07	8.77	06/24/88	NASDAQ	2,961,585	58.03
FKFS	First Keystone Financial	PA	514,848	27,890	27,890	0.09	0.02	1.83	0.41	01/26/95	NASDAQ	2,023,874	40.07
FSSB	First Star Bancorp Inc.	PA	604,219	32,418	32,418	0.58	0.53	10.84	9.99	05/15/87	Pink Sheet	588,754	21.49
HARL	Harleysville Savings Financial	PA	766,644	48,185	48,185	0.64	0.63	10.36	10.31	08/04/87	NASDAQ	3,906,539	68.87
KNBT	KNBT Bancorp Inc.	PA	3,081,809	376,552	246,634	0.73	0.63	5.37	4.61	11/03/03	NASDAQ	28,548,000	457.05
LARL	Laurel Capital Group Inc.	PA	309,506	27,924	24,747	0.66	0.66	7.41	7.38	02/20/87	NASDAQ	1,991,177	41.81
PVSA	Parkvale Financial Corp.	PA	1,844,289	117,141	84,497	0.68	0.68	11.27	11.26	07/16/87	NASDAQ	5,632,330	156.87
RSVI	RSV Bancorp Inc.	PA	77,217	9,774	9,774	0.57	0.45	4.26	3.39	04/08/02	OTC BB	549,460	10.99
SEFL	SE Financial Corp.	PA	147,431	31,063	31,063	0.58	0.57	2.39	2.32	05/06/04	OTC BB	2,536,375	30.07
SOV	Sovereign Bancorp Inc.	PA	63,678,726	5,810,699	2,879,898	1.11	1.12	11.92	11.97	08/12/86	NYSE	360,975,653	7602.15
THRD	TF Financial Corp.	PA	661,233	62,609	57,990	0.96	0.96	10.16	10.16	07/13/94	NASDAQ	2,899,000	82.19
WGBC	Willow Grove Bncp Inc.	PA	1,577,954	201,186	95,276	0.65	0.86	5.57	7.34	04/04/02	NASDAQ	14,772,913	256.10
WVFC	WVS Financial Corp.	PA	444,229	28,902	28,902	0.64	0.64	9.32	9.25	11/29/93	NASDAQ	2,352,068	37.77
CFCP	Coastal Financial Corp.	SC	1,581,054	99,208	99,208	1.18	1.20	18.63	18.99	09/26/90	NASDAQ	19,491,789	261.57
FCPB	First Capital Bancshares Inc.	SC	49,055	4,530	4,530	0.97	0.97	10.48	10.48	10/29/99	Pink Sheet	NA	5.38
FFCH	First Financial Holdings Inc.	SC	2,566,331	170,809	147,933	1.05	1.03	15.48	15.11	11/10/83	NASDAQ	12,020,428	379.31
PEDE	Great Pee Dee Bancorp Inc.	SC	215,650	26,332	25,561	0.65	0.65	4.84	4.84	12/31/97	NASDAQ	1,802,555	28.10
SFDL	Security Federal Corp.	SC	628,950	36,965	36,965	0.64	0.63	10.59	10.50	10/30/87	OTC BB	2,537,010	57.34
HFFC	HF Financial Corp.	SD	934,064	55,013	50,062	0.49	0.23	8.10	3.81	04/08/92	NASDAQ	3,575,761	68.84
JFBI	Jefferson Bancshares Inc.	TN	306,098	77,912	77,912	1.04	1.03	3.77	3.73	07/02/03	NASDAQ	6,902,612	91.41
SCYT	Security Bancorp Inc.	TN	133,930	11,670	11,670	0.92	0.92	10.38	10.38	06/30/97	OTC BB	NA	12.32
SFBK	SFB Bancorp Inc.	TN	56,349	11,767	11,767	1.58	1.16	7.19	5.29	05/30/97	Pink Sheet	NA	9.55

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF FEBRUARY 22, 2006

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
SFKT	State of Franklin Bcshs Inc.	TN	318,451	19,622	19,566	1.58	0.99	18.17	11.39	NA	Pink Sheet	1,480,000	36.41
UTBI	United Tennessee Bankshares	TN	124,051	18,497	17,864	1.31	0.95	8.50	6.14	01/05/98	Pink Sheet	1,142,999	24.57
BAFI	BancAffiliated Inc.	TX	101,053	8,698	8,698	1.27	1.26	16.10	16.09	06/01/01	Pink Sheet	278,454	7.38
ETFS	East Texas Financial Services	TX	NA	NA	NA	-0.11	-0.11	-1.24	-1.24	01/10/95	OTC BB	NA	19.94
FBTX	Franklin Bank Corp.	TX	4,471,252	332,831	NA	0.63	0.61	8.53	8.32	12/18/03	NASDAQ	23,375,076	396.44
CFFC	Community Financial Corp.	VA	417,529	34,301	34,300	1.05	1.01	12.98	12.57	03/30/88	NASDAQ	2,104,956	46.56
GAFC	Greater Atlantic Financial	VA	337,476	13,340	12,384	-1.14	-1.08	-24.40	-23.18	06/28/99	NASDAQ	3,020,934	14.80
FMSB	First Mutual Bancshares Inc.	WA	1,086,165	60,027	60,027	0.99	0.99	16.56	16.56	12/17/85	NASDAQ	5,296,810	133.48
FBNW	FirstBank NW Corp.	WA	824,859	77,291	58,242	0.96	0.96	10.51	10.51	07/02/97	NASDAQ	6,014,494	109.35
RPFG	Rainier Pacific Finl Group Inc	WA	870,843	84,710	84,536	0.34	0.32	3.04	2.83	10/21/03	NASDAQ	6,690,847	105.18
RVSB	Riverview Bancorp Inc.	WA	739,130	90,929	63,923	1.32	1.28	10.59	10.26	10/01/97	NASDAQ	5,811,936	147.04
TSBK	Timberland Bancorp Inc.	WA	547,747	75,955	68,553	1.31	1.31	9.72	9.71	01/13/98	NASDAQ	3,757,037	99.00
WFSL	Washington Federal Inc.	WA	8,305,301	1,198,639	1,141,648	1.84	1.87	12.45	12.66	11/17/82	NASDAQ	87,017,789	2062.65
WM	Washington Mutual Inc.	WA	343,119,000	27,616,000	19,178,000	1.05	1.07	14.62	14.86	03/11/83	NYSE	993,914,000	43424.10
ABCW	Anchor BanCorp Wisconsin	WI	4,200,234	312,089	292,133	1.22	1.21	15.85	15.77	07/16/92	NASDAQ	21,789,725	684.92
BKMU	Bank Mutual Corp.	WI	3,431,377	544,374	488,054	0.80	0.77	4.84	4.64	10/30/03	NASDAQ	62,325,268	717.36
SVBC	Sistersville Bancorp Inc.	WV	47,378	7,794	7,794	0.78	0.78	4.89	4.89	06/26/97	Pink Sheet	NA	7.19
CRZY	Crazy Woman Creek Bancorp	WY	99,532	9,996	9,805	0.22	0.22	2.34	2.34	03/29/96	Pink Sheet	638,660	9.58

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF FEBRUARY 22, 2006

	State	ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
ALL THRIFTS												
AVERAGE		4,371,778	387,009	297,786	1.06	1.03	12.58	12.29			24,225,100	634.57
MEDIAN		492,260	42,174	36,965	0.74	0.74	7.47	6.90			3,374,207.50	57.30
HIGH		343,119,000	27,616,000	19,178,000	2.07	2.07	26.07	24.34			993,914,000	43,424.10
LOW		30,491	2,826	2,826	-8.40	-7.44	-118.67	-105.23			183,868	1.92
AVERAGE FOR STATE												
NY		6,229,463	686,353	368,127	1.12	1.14	10.05	10.22			58,287,008	1,067.23
AVERAGE BY REGION												
MIDWEST		1,000,124	87,780	78,651	0.81	0.80	9.28	9.08			5,690,891	121.11
NEW ENGLAND		1,224,380	203,456	154,305	0.73	0.80	4.33	4.76			17,381,428	269.67
MID ATLANTIC		4,705,501	533,312	349,188	1.08	1.09	9.81	9.89			45,654,549	787.78
SOUTHEAST		1,453,714	96,497	85,896	0.55	0.55	8.25	8.15			11,550,899	170.97
SOUTHWEST		849,275	62,528	31,407	0.68	0.46	9.33	6.27			4,356,423	73.82
WEST		22,496,332	1,774,840	1,412,967	1.15	1.11	15.80	15.24			73,708,155	3,313.88
AVERAGE BY EXCHANGE												
NYSE		48,869,400	3,978,490	2,927,978	1.11	1.09	14.52	14.16			180,320,641	6,801.46
AMEX		540,217	44,053	43,153	0.74	0.78	9.14	9.65			4,236,476	60.80
NASDAQ		1,874,578	207,471	168,158	0.91	0.89	8.53	8.38			17,709,597	312.25
OTC		200,517	19,870	19,773	0.71	0.63	6.99	6.25			1,541,927	24.00
Pink Sheets		558,047	44,349	44,091	1.01	0.97	12.54	12.07			1,012,268	52.68

EXHIBIT 34

KELLER & COMPANY
Dublin, Ohio
614-766-1426

RECENTLY CONVERTED THRIFT INSTITUTIONS

PRICES AND PRICE CHANGES

				PRICES AND CHANGE FROM IPO DATE							CURRENT DATA	
			IPO Date	IPO Price ($)	1 Day After IPO ($)	% Change	1 Week After IPO ($)	% Change	1 Mo. After IPO ($)	% Change	Closing Price on 02/22/06 ($)	% Change From IPO Price
GTWN	Georgetown Bancorp Inc. (MHC)	MA	01/06/05	10.00	10.20	2.00	10.00	0.00	10.05	0.50	**8.90**	**(11.00)**
BVFL	BV Financial Inc. (MHC)	MD	01/14/05	10.00	9.35	(6.50)	9.60	(4.00)	9.85	(1.50)	**9.25**	**(7.50)**
HFBL	Home Fedl Bncp Inc., LA (MHC)	LA	01/21/05	10.00	9.90	(1.00)	10.00	0.00	9.92	(0.80)	**10.00**	**0.00**
RYFL	Royal Financial Inc.	IL	01/21/05	10.00	11.60	16.00	12.55	25.50	12.54	25.40	**14.40**	**44.00**
KRNY	Kearny Financial Corp (MHC)	NJ	02/24/05	10.00	11.39	13.90	11.43	14.30	11.08	10.80	**13.22**	**32.20**
KFFB	Kentucky First Federal (MHC)	KY	03/03/05	10.00	10.79	7.90	11.10	11.00	11.24	12.40	**11.00**	**10.00**
PBIP	Prudential Bncp Inc. PA (MHC)	PA	03/30/05	10.00	9.85	(1.50)	9.35	(6.50)	8.75	(12.50)	**12.60**	**26.00**
ROME	Rome Bancorp Inc.	NY	03/31/05	10.00	10.05	0.50	9.80	(2.00)	9.44	(5.60)	**11.80**	**18.00**
OCFL	OC Financial Inc	OH	04/01/05	10.00	12.00	20.00	11.00	10.00	11.00	10.00	**11.50**	**15.00**
FFNM	First Fed of N Michigan Bncp	MI	04/04/05	10.00	9.49	(5.10)	9.30	(7.00)	8.40	(16.00)	**9.35**	**(6.50)**
BFBC	Benjamin Franklin Bancorp Inc	MA	04/05/05	10.00	10.06	0.60	10.36	3.60	10.34	3.40	**13.87**	**38.70**
BFSB	Brooklyn Federal Bancorp (MHC)	NY	04/06/05	10.00	9.95	(0.50)	9.99	(0.10)	9.50	(5.00)	**11.15**	**11.50**
FFCO	FedFirst Financial Corp. (MHC)	PA	04/07/05	10.00	9.34	(6.60)	9.29	(7.10)	8.55	(14.50)	**9.03**	**(9.70)**
RCKB	Rockville Financial Inc. (MHC)	CT	05/23/05	10.00	10.48	4.80	11.05	10.50	11.96	19.60	**14.88**	**48.80**
NPEN	North Penn Bancorp Inc. (MHC)	PA	06/02/05	10.00	11.00	10.00	10.25	2.50	10.15	1.50	**11.00**	**10.00**
HCBK	Hudson City Bancorp Inc.	NJ	06/07/05	10.00	10.96	9.60	11.07	10.70	11.55	15.50	**12.47**	**24.70**
BFIN	BankFinancial Corp	IL	06/24/05	10.00	13.60	36.00	13.33	33.30	13.60	36.00	**15.69**	**56.90**
COBK	Colonial Bkshrs Inc. (MHC)	NJ	06/30/05	10.00	10.60	6.00	10.69	6.90	10.75	7.50	**10.88**	**8.80**
HBOS	Heritage Financial Group (MHC)	GA	06/30/05	10.00	10.75	7.50	10.72	7.20	10.93	9.30	**11.29**	**12.86**
UBNK	United Financial Bancorp (MHC)	MA	07/13/05	10.00	11.75	17.50	11.57	15.70	11.70	17.00	**11.74**	**17.40**
OTTW	Ottawa Savings Bancorp (MHC)	IL	07/15/05	10.00	11.00	10.00	10.50	5.00	10.70	7.00	**10.50**	**5.00**
WAUW	Wauwatosa Holdings Inc. (MHC)	WI	10/05/05	10.00	11.25	12.50	11.15	11.50	10.95	9.50	**12.10**	**21.00**
ABNJ	American Bancorp of New Jersey	NJ	10/06/05	10.00	10.16	1.60	9.80	(2.00)	10.01	0.10	**10.50**	**5.00**
ISBC	Investors Bancorp Inc. (MHC)	NJ	10/12/05	10.00	10.02	0.20	10.07	0.70	10.52	5.20	**12.20**	**22.04**
LEGC	Legacy Bancorp	MA	10/26/05	10.00	13.03	30.30	13.48	34.80	13.20	32.00	**14.27**	**42.70**

KELLER & COMPANY
Dublin, Ohio
614-766-1426

RECENTLY CONVERTED THRIFT INSTITUTIONS

PRICES AND PRICE CHANGES

				PRICES AND CHANGE FROM IPO DATE							CURRENT DATA	
			IPO Date	IPO Price ($)	1 Day After IPO ($)	% Change	1 Week After IPO ($)	% Change	1 Mo. After IPO ($)	% Change	Closing Price on 02/22/06 ($)	% Change From IPO Price
EQFC	Equitable Financial Corp (MHC)	NE	11/08/05	10.00	10.25	2.50	10.00	0.00	9.50	(5.00)	9.20	(8.00)
NEBS	New England Bancshares	CT	12/29/05	10.00	10.66	6.60	10.70	7.00	10.70	7.00	10.71	7.10
GVFF	Greenville Federal Finl (MHC)	OH	01/05/06	10.00	10.25	2.50	10.25	2.50	10.00	0.00	10.00	0.00
MGYR	Magyar Bancorp Inc. (MHC)	NJ	01/24/06	10.00	10.65	6.50	10.50	5.00	NA	NA	10.55	5.50
			AVERAGE			**7.03**		**6.52**		**6.03**		**15.19**
			MEDIAN			**6.00**		**5.00**		**6.10**		**11.50**
			HIGH			**36.00**		**34.80**		**36.00**		**56.90**
			LOW			**(6.60)**		**(7.10)**		**(16.00)**		**(11.00)**

EXHIBIT 35

KELLER & COMPANY
Dublin, Ohio
614-766-1426

ACQUISITIONS AND PENDING ACQUISITIONS
COUNTY, CITY OR MARKET AREA OF SENECA FALLS SAVINGS BANK

NONE

EXHIBIT 36

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES
AS OF FEBRUARY 22, 2006

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Book Value ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
KFED	K-Fed Bancorp (MHC)	CA	NASDAQ	12.240	14.760	10.950	1.32	0.49	6.43	51.99	0.24	33.08	190.42	23.54	33.08
NVSL	Naugatuck Valley Finl (MHC)	CT	NASDAQ	10.498	13.090	9.800	1.04	-2.10	6.70	46.73	0.17	40.38	156.64	22.47	40.61
PBCT	People's Bank (MHC)	CT	NASDAQ	31.500	33.750	24.367	1.25	-4.55	9.10	77.21	0.88	32.47	346.15	40.80	36.36
PSBH	PSB Holdings Inc. (MHC)	CT	NASDAQ	10.560	11.000	9.500	-3.03	4.14	7.58	57.96	0.21	NA	139.24	18.22	NA
RCKB	Rockville Financial Inc. (MHC)	CT	NASDAQ	14.880	15.790	9.720	6.82	9.41	7.74	51.97	0.00	NA	192.26	28.63	NA
SIFI	SI Financial Group Inc. (MHC)	CT	NASDAQ	11.350	12.490	9.740	1.07	-1.05	6.41	53.39	0.12	37.83	177.18	21.26	38.77
ACFC	Atlantic Coast Fed Corp (MHC)	GA	NASDAQ	14.630	14.850	10.690	-0.27	-0.14	6.71	50.49	0.26	50.45	217.90	28.98	50.45
CHFN	Charter Financial Corp. (MHC)	GA	NASDAQ	36.880	39.650	30.600	2.62	2.64	13.51	55.77	1.65	52.69	272.98	66.56	85.97
HBOS	Heritage Financial Group (MHC)	GA	NASDAQ	11.286	11.749	10.260	0.02	3.07	6.14	32.36	0.10	36.41	183.91	34.87	36.37
WCFB	Webster City Fed Bncp (MHC)	IA	Pink Sheet	11.600	13.500	10.500	10.48	7.41	6.00	26.87	0.68	40.00	193.24	43.18	40.00
HOME	Home Federal Bancorp (MHC)	ID	NASDAQ	12.700	13.420	11.000	3.08	-0.78	6.81	45.92	0.15	27.02	186.49	27.65	28.64
AJSB	AJS Bancorp Inc. (MHC)	IL	OTC BB	23.250	25.000	22.500	0.00	3.33	13.15	119.01	0.20	46.50	176.81	19.37	46.50
FFFS	First Fed Finl Srvcs (MHC)	IL	NASDAQ	16.500	17.750	12.650	28.40	26.92	9.53	35.58	0.41	31.73	173.12	46.37	31.73
JXSB	Jacksonville Bancorp (MHC)	IL	NASDAQ	13.250	20.750	11.820	-9.86	-13.96	10.15	128.92	0.30	32.32	130.53	10.28	32.76
OTTW	Ottawa Savings Bancorp (MHC)	IL	OTC BB	10.500	11.250	9.750	0.00	0.00	8.59	82.11	0.05	NA	122.26	12.79	NA
MSVB	Mid-Southern Savings Bank(MHC)	IN	OTC BB	19.950	24.050	19.000	-2.68	2.31	10.97	103.65	0.50	24.33	181.94	19.25	23.72
CFFN	Capitol Federal Finl (MHC)	KS	NASDAQ	32.750	37.310	31.460	-0.33	-1.56	11.87	112.06	2.30	39.94	275.91	28.60	39.94
KFFB	Kentucky First Federal (MHC)	KY	NASDAQ	11.000	11.840	9.300	5.06	14.82	7.55	30.48	0.40	NA	145.70	36.11	NA
HFBL	Home Fedl Bncp Inc., LA (MHC)	LA	OTC BB	10.000	10.290	9.300	-1.19	5.26	8.49	31.69	0.16	34.48	117.77	31.56	46.58
MDNB	Minden Bancorp Inc (MHC)	LA	OTC BB	21.250	21.300	19.000	1.19	1.19	14.21	79.33	0.32	21.25	149.54	25.64	21.25
GTWN	Georgetown Bancorp Inc. (MHC)	MA	OTC BB	8.900	10.150	8.240	-1.11	0.00	6.88	59.17	0.00	NA	129.32	15.04	NA
SERC	Service Bancorp Inc. (MHC)	MA	OTC BB	27.900	30.000	25.000	1.45	5.28	16.56	224.07	0.00	21.80	168.48	12.30	21.76
UBNK	United Financial Bancorp (MHC)	MA	NASDAQ	11.740	12.610	11.060	1.21	0.77	7.96	52.69	0.05	NA	147.44	22.28	NA
WFSM	Westborough Finl Services(MHC)	MA	OTC BB	25.440	29.250	24.000	-6.64	0.95	17.89	188.49	0.24	62.05	142.22	13.50	65.74
WFD	Westfield Financial Inc. (MHC)	MA	AMEX	25.030	25.850	22.100	1.96	3.52	12.37	82.53	0.95	39.11	202.34	29.11	39.18
BCSB	BCSB Bankcorp Inc. (MHC)	MD	NASDAQ	12.500	17.490	12.100	-5.66	-3.18	6.89	137.45	0.50	NM	181.50	9.09	NM
BVFL	BV Financial Inc. (MHC)	MD	OTC BB	9.250	9.850	8.250	-2.63	6.94	7.04	49.91	0.00	NA	131.31	18.53	NA
SFBI	SFSB Inc. (MHC)	MD	OTC BB	9.650	9.900	8.400	0.52	3.76	7.66	57.50	0.00	NM	125.93	16.78	107.22
LBTM	Liberty Savings Bank (MHC)	MO	OTC BB	30.250	34.500	26.250	-2.42	7.08	15.56	174.97	0.80	26.77	194.37	17.29	26.88
EBMT	Eagle Bancorp (MHC)	MT	OTC BB	33.200	36.000	30.000	3.75	-3.77	20.46	194.47	0.78	22.90	162.26	17.07	22.87
ASFE	AF Financial Group (MHC)	NC	OTC BB	21.500	23.000	14.900	6.17	6.17	12.77	209.05	0.20	28.29	168.37	10.28	28.29
WAKE	Wake Forest Bancshares (MHC)	NC	OTC BB	21.000	26.500	20.000	-5.83	-12.50	15.38	85.70	0.62	18.10	136.52	24.50	18.10
EQFC	Equitable Financial Corp (MHC)	NE	OTC BB	9.200	10.250	9.000	-3.16	-7.54	7.82	52.05	0.00	NA	117.65	17.68	NA
MNCK	Monadnock Community Bncp (MHC)	NH	OTC BB	9.600	13.400	8.250	6.31	10.98	5.27	80.67	0.00	NM	182.08	11.90	NA
CSBK	Clifton Svngs Bncp Inc. (MHC)	NJ	NASDAQ	10.400	12.000	9.980	2.46	0.87	6.54	27.52	0.20	NM	159.11	37.79	73.17

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES
AS OF FEBRUARY 22, 2006

		State	Exchange	PER SHARE Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Book Value ($)	Assets ($)	12 Month Div. ($)	PRICING RATIOS Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
COBK	Colonial Bkshrs Inc. (MHC)	NJ	NASDAQ	10.880	11.350	9.310	3.03	4.72	7.91	72.44	0.00	NA	137.54	15.02	NA
ISBC	Investors Bancorp Inc. (MHC)	NJ	NASDAQ	12.204	12.260	9.890	2.13	16.23	7.63	44.09	0.00	NA	159.91	27.68	NA
KRNY	Kearny Financial Corp (MHC)	NJ	NASDAQ	13.220	13.820	10.000	1.38	5.76	6.98	28.43	0.14	57.48	189.42	46.50	82.05
LPBC	Lincoln Park Bancorp (MHC)	NJ	OTC BB	9.600	10.250	8.600	-3.03	7.87	7.17	49.11	0.05	30.97	133.91	19.55	30.68
MGYR	Magyar Bancorp Inc. (MHC)	NJ	NASDAQ	10.550	10.750	10.350	NA	NA	NA	NA	0.00	NA	NA	NA	NA
OSHC	Ocean Shore Holding Co. (MHC)	NJ	NASDAQ	11.660	11.900	9.860	2.28	5.05	6.91	62.06	0.00	32.39	168.69	18.79	32.39
WAWL	Wawel Savings Bank (MHC)	NJ	OTC BB	10.750	11.750	9.620	6.44	6.97	6.93	36.35	0.50	20.28	155.12	29.57	20.28
ALMG	Alamogordo Finl Corp. (MHC)	NM	OTC BB	31.800	43.000	31.800	-2.90	-5.07	21.72	118.39	0.76	67.66	146.38	26.86	60.01
BFSB	Brooklyn Federal Bancorp (MHC)	NY	NASDAQ	11.150	12.300	9.110	0.45	2.11	5.78	26.99	0.00	NA	193.04	41.32	NA
FLTB	Flatbush Fed Bncp Inc.(MHC)	NY	OTC BB	8.500	11.136	8.200	-1.73	-8.11	6.40	56.61	0.00	50.00	132.84	15.02	50.00
GOV	Gouverneur Bancorp (MHC)	NY	AMEX	11.350	14.640	10.850	0.89	0.44	8.32	53.74	0.43	23.65	136.42	21.12	25.08
GCBC	Greene County Bncp Inc. (MHC)	NY	NASDAQ	14.560	19.000	13.840	-10.95	-20.18	8.18	71.45	0.45	23.87	178.00	20.19	23.87
ONFC	Oneida Financial Corp. (MHC)	NY	NASDAQ	11.120	17.200	9.800	-8.02	5.90	7.02	56.77	0.43	22.24	158.40	19.44	23.32
PBHC	Pathfinder Bancorp Inc. (MHC)	NY	NASDAQ	12.500	26.500	11.000	-0.48	-16.94	8.50	120.56	0.41	65.79	147.06	10.36	51.78
CHEV	Cheviot Financial (MHC)	OH	NASDAQ	11.800	12.440	10.860	1.37	0.85	7.54	29.42	0.18	53.64	156.45	40.11	53.64
GVFF	Greenville Federal Finl (MHC)	OH	OTC BB	10.000	10.250	10.000	-2.44	NA	NA	NA	0.00	NA	NA	NA	NA
OFFO	Osage Federal Financial (MHC)	OK	OTC BB	14.120	15.050	13.000	7.38	-0.21	5.67	46.40	1.45	52.30	249.03	30.42	52.30
ABBC	Abington Community Bncp (MHC)	PA	NASDAQ	13.360	13.750	10.300	1.21	5.95	7.39	53.19	0.15	32.59	180.86	25.12	32.34
EKFC	Eureka Financial Corp (MHC)	PA	OTC BB	32.000	37.500	28.150	-5.88	-13.51	16.03	74.43	1.40	NM	199.63	42.99	36.43
FFCO	FedFirst Financial Corp. (MHC)	PA	NASDAQ	9.030	9.560	8.350	-1.20	4.03	7.00	42.71	0.00	NA	129.00	21.14	NA
ALLB	Greater Delaware Valley (MHC)	PA	NASDAQ	25.000	32.490	21.500	-5.66	-4.03	9.96	111.37	0.36	NM	250.88	22.45	72.47
NPEN	North Penn Bancorp Inc. (MHC)	PA	OTC BB	11.000	11.500	10.040	0.18	-4.35	9.24	69.60	0.03	NA	119.09	15.80	NA
NWSB	Northwest Bancorp Inc. (MHC)	PA	NASDAQ	22.990	23.260	19.770	4.12	1.37	11.64	128.75	0.58	20.53	197.51	17.86	20.62
PBIP	Prudential Bncp Inc. PA (MHC)	PA	NASDAQ	12.600	12.900	8.500	7.69	5.88	7.33	35.79	0.12	NA	171.94	35.21	NA
FSGB	First Federal of SC FSB (MHC)	SC	Pink Sheet	35.000	NA	NA	0.00	0.00	NA	NA	0.00	NA	NA	NA	NA
CZWI	Citizens Community Bncp (MHC)	WI	OTC BB	13.800	15.500	10.300	1.85	15.00	7.97	67.77	0.20	41.82	173.05	20.36	59.61
GFCJ	Guaranty Financial MHC	WI	Pink Sheet	148.000	170.000	131.000	2.21	-7.50	NA	NA	9.62	NA	NA	NA	NA
WAUW	Wauwatosa Holdings Inc. (MHC)	WI	NASDAQ	12.100	12.100	10.350	2.11	7.08	NA	NA	0.00	NA	NA	NA	NA
ALL MUTUAL HOLDING COMPANIES															
	AVERAGE			18.298	20.589	15.868	0.71	1.50	9.38	75.97	0.49	36.71	171.43	24.86	41.97
	MEDIAN			12.500	13.820	10.500	0.89	1.28	7.78	57.14	0.20	32.84	168.43	21.77	36.40
	HIGH			148.000	170.000	131.000	28.40	26.92	21.72	224.07	9.62	67.66	346.15	66.56	107.22
	LOW			8.500	9.560	8.200	-10.95	-20.18	5.27	26.87	0.00	18.10	117.65	9.09	18.10

EXHIBIT 37

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES
AS OF FEBRUARY 22, 2006

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
KFED	K-Fed Bancorp (MHC)	CA	747,587	92,420	87,963	0.75	0.75	5.40	5.40	03/31/04	NASDAQ	14,378,330	175.87
NVSL	Naugatuck Valley Finl (MHC)	CT	355,346	50,964	50,740	0.62	0.62	3.66	3.64	10/01/04	NASDAQ	7,604,375	79.83
PBCT	People's Bank (MHC)	CT	10,932,500	1,288,600	1,182,400	1.27	1.13	11.06	9.87	07/06/88	NASDAQ	141,600,000	4,460.40
PSBH	PSB Holdings Inc. (MHC)	CT	401,833	52,578	44,175	0.66	0.63	4.33	4.13	10/05/04	NASDAQ	6,932,753	73.21
RCKB	Rockville Financial Inc. (MHC)	CT	1,010,042	150,415	149,345	0.31	0.56	2.87	5.28	05/23/05	NASDAQ	19,435,000	289.19
SIFI	SI Financial Group Inc. (MHC)	CT	670,716	80,482	80,263	0.58	0.56	4.51	4.40	10/01/04	NASDAQ	12,563,750	142.60
ACFC	Atlantic Coast Fed Corp (MHC)	GA	733,171	97,492	94,503	0.60	0.60	4.28	4.28	10/05/04	NASDAQ	14,520,838	212.44
CHFN	Charter Financial Corp. (MHC)	GA	1,094,812	266,960	261,239	1.29	0.78	5.25	3.21	10/17/01	NASDAQ	19,629,372	731.36
HBOS	Heritage Financial Group (MHC)	GA	363,797	68,984	68,984	0.83	0.83	5.18	5.19	06/30/05	NASDAQ	11,241,250	126.87
WCFB	Webster City Fed Bncp (MHC)	IA	101,351	22,645	22,549	1.08	1.08	5.25	5.25	08/15/94	Pink Sheet	3,772,372	43.76
HOME	Home Federal Bancorp (MHC)	ID	695,718	103,157	103,157	1.04	0.98	6.76	6.37	12/07/04	NASDAQ	15,152,114	192.43
AJSB	AJS Bancorp Inc. (MHC)	IL	257,905	28,252	28,252	0.42	0.42	3.74	3.74	12/27/01	OTC BB	2,167,000	50.38
FFFS	First Fed Finl Srvcs (MHC)	IL	139,487	37,362	37,362	1.44	1.44	5.37	5.37	06/29/04	NASDAQ	3,920,060	64.68
JXSB	Jacksonville Bancorp (MHC)	IL	254,000	20,000	17,074	0.33	0.32	4.05	3.99	04/21/95	NASDAQ	1,970,216	26.11
OTTW	Ottawa Savings Bancorp (MHC)	IL	182,693	19,108	19,108	NA	NA	NA	NA	07/15/05	OTC BB	2,224,911	23.36
MSVB	Mid-Southern Savings Bank(MHC)	IN	151,939	16,073	16,073	0.80	0.83	7.83	8.04	04/09/98	OTC BB	1,465,838	29.23
CFFN	Capitol Federal Finl (MHC)	KS	8,318,836	862,238	862,238	0.71	0.71	6.95	6.95	04/01/99	NASDAQ	74,236,000	2,432.09
KFFB	Kentucky First Federal (MHC)	KY	263,706	65,355	50,022	0.75	0.70	3.16	2.94	03/03/05	NASDAQ	8,651,764	94.79
HFBL	Home Fedl Bncp Inc., LA (MHC)	LA	112,770	30,220	30,220	0.85	0.63	3.14	2.31	01/21/05	OTC BB	3,558,958	35.59
MDNB	Minden Bancorp Inc (MHC)	LA	109,621	18,794	18,794	1.28	1.28	7.58	7.58	07/02/02	OTC BB	1,381,911	29.37
GTWN	Georgetown Bancorp Inc. (MHC)	MA	164,330	19,113	19,113	-0.07	-0.02	-0.59	-0.19	01/06/05	OTC BB	2,777,250	24.72
SERC	Service Bancorp Inc. (MHC)	MA	370,893	27,076	27,076	0.61	0.61	7.98	7.99	10/08/98	OTC BB	1,655,285	46.18
UBNK	United Financial Bancorp (MHC)	MA	906,513	137,005	137,005	0.51	0.78	4.45	6.83	07/13/05	NASDAQ	17,205,995	202.00
WFSM	Westborough Finl Services(MHC)	MA	300,592	28,526	28,526	0.23	0.21	2.26	2.13	02/16/00	OTC BB	1,594,774	40.57
WFD	Westfield Financial Inc. (MHC)	MA	805,095	115,842	115,842	0.77	0.77	5.27	5.26	12/28/01	AMEX	9,754,757	244.16
BCSB	BCSB Bankcorp Inc. (MHC)	MD	812,622	40,717	38,136	0.05	-0.01	0.93	-0.21	07/08/98	NASDAQ	5,912,177	73.90
BVFL	BV Financial Inc. (MHC)	MD	132,003	18,633	18,603	0.47	0.47	3.37	3.37	01/14/05	OTC BB	2,645,000	24.47
SFBI	SFSB Inc. (MHC)	MD	171,097	22,803	22,803	0.17	0.17	1.18	1.18	12/31/04	OTC BB	2,975,625	28.71
LBTM	Liberty Savings Bank (MHC)	MO	237,576	21,131	21,131	0.67	0.67	7.31	7.28	08/23/93	OTC BB	1,357,776	41.08
EBMT	Eagle Bancorp (MHC)	MT	213,020	22,412	22,412	0.85	0.86	7.85	7.86	04/05/00	OTC BB	1,095,372	36.47
ASFE	AF Financial Group (MHC)	NC	219,666	13,418	11,770	0.36	0.36	6.00	6.00	10/07/96	OTC BB	1,050,804	22.59
WAKE	Wake Forest Bancshares (MHC)	NC	98,789	17,732	17,732	1.39	1.39	7.94	7.94	04/03/96	OTC BB	1,152,761	24.25
EQFC	Equitable Financial Corp (MHC)	NE	171,627	25,799	25,799	NA	NA	NA	NA	11/08/05	OTC BB	3,297,509	30.34
MNCK	Monadnock Community Bncp (MHC)	NH	75,800	4,954	4,719	-0.04	NA	-0.59	NA	06/29/04	OTC BB	939,631	9.02

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES
AS OF FEBRUARY 22, 2006

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
CSBK	Clifton Svngs Bncp Inc. (MHC)	NJ	837,427	198,900	198,900	0.51	0.51	2.14	2.17	03/04/04	NASDAQ	30,429,251	316.46
COBK	Colonial Bkshrs Inc. (MHC)	NJ	327,535	35,770	35,770	NA	NA	NA	NA	06/30/05	NASDAQ	4,521,696	49.20
ISBC	Investors Bancorp Inc. (MHC)	NJ	5,126,280	887,386	887,386	NA	NA	NA	NA	10/12/05	NASDAQ	116,275,688	1,419.03
KRNY	Kearny Financial Corp (MHC)	NJ	2,062,773	506,414	422,905	0.82	0.58	3.59	2.53	02/24/05	NASDAQ	72,559,836	959.24
LPBC	Lincoln Park Bancorp (MHC)	NJ	90,919	13,273	13,273	0.64	0.65	4.65	4.69	12/20/04	OTC BB	1,851,500	17.77
MGYR	Magyar Bancorp Inc. (MHC)	NJ	399,236	24,508	24,508	NA	NA	NA	NA	01/24/06	NASDAQ	NA	62.50
OSHC	Ocean Shore Holding Co. (MHC)	NJ	543,846	60,568	60,568	0.57	0.57	5.07	5.07	12/22/04	NASDAQ	8,762,742	102.17
WAWL	Wawel Savings Bank (MHC)	NJ	76,451	14,575	14,575	1.44	1.44	7.83	7.83	04/01/04	OTC BB	2,103,473	22.61
ALMG	Alamogordo Finl Corp. (MHC)	NM	154,599	28,368	28,368	0.39	0.44	2.22	2.50	05/16/00	OTC BB	1,305,862	41.64
BFSB	Brooklyn Federal Bancorp (MHC)	NY	356,877	76,389	76,389	1.15	NA	6.22	NA	04/06/05	NASDAQ	13,225,000	147.46
FLTB	Flatbush Fed Bncp Inc.(MHC)	NY	141,093	15,948	15,948	0.28	0.28	2.43	2.43	10/21/03	OTC BB	2,492,451	21.19
GOV	Gouverneur Bancorp (MHC)	NY	122,947	19,032	19,032	0.95	0.90	5.98	5.64	03/23/99	AMEX	2,287,684	25.97
GCBC	Greene County Bncp Inc. (MHC)	NY	295,250	33,483	33,483	0.86	0.86	7.78	7.78	12/30/98	NASDAQ	4,132,206	60.21
ONFC	Oneida Financial Corp. (MHC)	NY	436,761	53,588	39,224	0.89	0.85	7.30	6.96	12/30/98	NASDAQ	7,693,040	85.55
PBHC	Pathfinder Bancorp Inc. (MHC)	NY	296,949	20,928	16,682	0.15	0.19	2.16	2.74	11/16/95	NASDAQ	2,463,132	30.79
CHEV	Cheviot Financial (MHC)	OH	291,791	74,810	74,810	0.76	0.76	2.78	2.78	01/06/04	NASDAQ	9,918,751	117.04
GVFF	Greenville Federal Finl (MHC)	OH	135,604	13,885	13,885	NA	NA	NA	NA	01/05/06	OTC BB	NA	22.98
OFFO	Osage Federal Financial (MHC)	OK	106,127	12,963	12,963	0.64	0.64	4.56	4.56	04/01/04	OTC BB	2,287,017	32.29
ABBC	Abington Community Bncp (MHC)	PA	844,072	117,231	117,231	0.79	0.80	5.27	5.31	12/17/04	NASDAQ	15,870,000	212.02
EKFC	Eureka Financial Corp (MHC)	PA	91,330	19,667	19,667	0.42	1.24	1.94	5.69	01/07/99	OTC BB	1,227,093	39.27
FFCO	FedFirst Financial Corp. (MHC)	PA	282,404	46,286	45,206	-0.33	-0.09	-2.84	-0.77	04/07/05	NASDAQ	6,612,500	59.71
ALLB	Greater Delaware Valley (MHC)	PA	383,284	34,993	34,993	0.26	0.30	2.90	3.30	03/03/95	NASDAQ	3,441,383	86.03
NPEN	North Penn Bancorp Inc. (MHC)	PA	100,472	13,334	13,334	0.34	0.33	3.17	3.12	06/02/05	OTC BB	1,443,555	15.88
NWSB	Northwest Bancorp Inc. (MHC)	PA	6,477,307	585,658	423,696	0.89	0.89	9.95	9.91	11/07/94	NASDAQ	50,310,436	1156.71
PBIP	Prudential Bncp Inc. PA (MHC)	PA	447,283	91,582	91,582	0.86	0.86	4.78	4.81	03/30/05	NASDAQ	12,497,450	157.47
FSGB	First Federal of SC FSB (MHC)	SC	102,732	9,837	9,795	0.56	0.53	5.83	5.52	11/14/94	Pink Sheet	NA	35.09
CZWI	Citizens Community Bncp (MHC)	WI	252,427	29,702	22,180	0.49	0.35	4.37	3.12	03/30/04	OTC BB	3,724,644	51.40
GFCJ	Guaranty Financial MHC	WI	1,956,829	157,094	156,602	0.55	-1.79	6.53	-21.25	06/21/93	Pink Sheet	NA	275.13
WAUW	Wauwatosa Holdings Inc. (MHC)	WI	1,772,757	136,586	136,586	NA	NA	NA	NA	10/05/05	NASDAQ	NA	408.06
ALL MUTUAL HOLDING COMPANIES													
	AVERAGE		890,330	114,603	107,852	0.79	0.68	6.37	5.54			13,745,826	257.03
	MEDIAN		291,791	30,220	30,220	0.64	0.64	4.56	4.81			3,846,216	51
	HIGH		10,932,500	1,288,600	1,182,400	1.44	1.44	11.06	9.91			141,600,000	4,460.40
	LOW		75,800	4,954	4,719	-0.33	-1.79	-2.84	-21.25			939,631	9.02

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 38

COMPARABLE GROUP SELECTION

BALANCE SHEET PARAMETERS

General Parameters:
Regions: New England, Mid-Atlantic, Midwest, Southeast
IPO Date: <= 01/31/05
Asset size: <=750,000,000

Ticker	Company	State	IPO Date	Total Assets ($000)	Cash & Invest./ Assets (%)	MBS/ Assets (%)	1-4 Fam. Loans/ Assets (%)	Total Net Loans/ Assets (%)	Total Net Loans & MBS/ Assets (%)	Borrowed Funds/ Assets (%)	Equity/ Assets (%)
	SENECA-CAYUGA BANCORP, INC.		-	**151,950**	**6.81**	**33.40**	**43.63**	**52.17**	**85.57**	**17.92**	**6.65**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 01/01/05	< 750,000	< 25.00	< 25.00	20.00 - 60.00	40.00 - 90.00	60.00 - 90.00	< 35.00	5.00 - 12.00
FNFI	First Niles Financial Inc.	OH	10/27/98	98,516	37.92	12.57	35.70	47.89	60.46	20.81	16.64
SZB	SouthFirst Bancshares Inc.	AL	02/14/95	136,118	13.01	10.75	43.93	69.87	80.62	20.48	7.49
HCFC	Home City Financial Corp.	OH	12/30/96	149,553	NA	0.79	42.88	85.19	85.98	24.30	8.96
FFDF	FFD Financial Corp.	OH	04/03/96	157,713	12.62	0.42	38.46	85.28	85.69	9.95	11.37
IFSB	Independence Federal Svgs Bank	DC	06/06/85	159,873	25.81	14.34	33.98	55.18	69.52	5.00	10.14
CFBK	Central Federal Corp.	OH	12/30/98	173,021	6.41	14.68	22.26	71.68	86.36	16.27	9.29
PEDE	Great Pee Dee Bancorp Inc.	SC	12/31/97	215,650	7.45	7.57	36.09	80.61	88.18	17.10	12.21
BRBI	Blue River Bancshares Inc.	IN	06/24/98	221,241	NA	NA	NA	73.36	NA	NA	7.90
SSFC	South Street Financial Corp.	NC	10/03/96	236,134	16.47	2.75	49.20	74.61	77.35	5.51	10.81
FBSI	First Bancshares Inc.	MO	12/22/93	239,168	27.42	4.05	34.15	61.39	65.44	11.71	11.15
FBTC	First BancTrust Corp.	IL	04/19/01	239,771	14.65	20.97	17.19	57.38	78.35	22.39	10.98
MFLR	Mayflower Co-operative Bank	MA	12/23/87	239,844	19.68	20.97	31.25	55.40	76.37	8.48	7.69
PFED	Park Bancorp Inc.	IL	08/12/96	248,035	17.12	11.52	36.34	65.15	76.67	23.11	12.21
MCBF	Monarch Community Bancorp Inc	MI	08/30/02	277,068	NA	0.50	55.07	76.90	77.41	21.50	14.64
FBEI	First Bancorp of Indiana Inc.	IN	04/07/99	285,875	14.19	16.67	29.55	62.28	78.94	23.79	10.20
FFHS	First Franklin Corp.	OH	01/26/88	296,682	10.99	2.86	54.17	81.93	84.79	16.86	8.28
FCFL	First Community Bank Corp.	FL	05/31/03	298,772	10.15	1.06	31.33	84.44	85.50	5.58	8.51
JFBI	Jefferson Bancshares Inc.	TN	07/02/03	306,098	16.71	2.27	28.06	74.38	76.65	10.45	25.45

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

BALANCE SHEET PARAMETERS

General Parameters:
Regions: New England, Mid-Atlantic, Midwest, Southeast
IPO Date: <= 01/31/05
Asset size: <=750,000,000

			IPO Date	Total Assets ($000)	Cash & Invest./ Assets (%)	MBS/ Assets (%)	1-4 Fam. Loans/ Assets (%)	Total Net Loans/ Assets (%)	Total Net Loans & MBS/ Assets (%)	Borrowed Funds/ Assets (%)	Equity/ Assets (%)
	SENECA-CAYUGA BANCORP, INC.		-	**151,950**	**6.81**	**33.40**	**43.63**	**52.17**	**85.57**	**17.92**	**6.65**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 01/01/05	< 750,000	< 25.00	< 25.00	20.00 - 60.00	40.00 - 90.00	60.00 - 90.00	< 35.00	5.00 - 12.00
LARL	Laurel Capital Group Inc.	PA	02/20/87	309,506	22.25	3.77	66.36	69.19	72.96	6.98	9.02
RIVR	River Valley Bancorp	IN	12/20/96	314,502	20.71	0.03	30.94	73.89	73.92	31.79	7.35
ESBK	Elmira Savings Bank	NY	03/01/85	333,322	17.54	17.20	31.14	61.31	78.51	19.77	6.84
FFBI	First Federal Bancshares Inc.	IL	09/28/00	335,401	25.62	20.08	31.88	51.63	71.71	7.29	6.58
GAFC	Greater Atlantic Financial	VA	06/28/99	337,476	17.61	19.70	35.95	59.79	79.48	27.00	3.95
LSBI	LSB Financial Corp.	IN	02/03/95	373,138	6.58	0.23	42.52	89.05	89.27	19.30	8.76
WAYN	Wayne Savings Bancshares	OH	01/09/03	397,968	24.47	12.36	37.21	57.74	70.10	7.66	8.93
CFFC	Community Financial Corp.	VA	03/30/88	417,529	12.58	0.00	32.11	83.54	83.54	22.35	8.22
FCAP	First Capital Inc.	IN	01/04/99	438,354	NA	4.33	46.91	73.57	77.91	17.49	9.57
WVFC	WVS Financial Corp.	PA	11/29/93	444,229	45.43	41.06	6.94	12.56	53.62	58.90	6.51
ASBI	Ameriana Bancorp	IN	03/02/87	449,369	NA	10.88	20.45	48.58	59.46	14.89	7.93
FFFD	North Central Bancshares Inc.	IA	03/21/96	485,191	5.09	0.96	49.24	88.68	89.64	21.11	9.13
PFDC	Peoples Bancorp	IN	07/07/87	492,260	NA	NA	NA	73.23	NA	12.71	13.18
FKFS	First Keystone Financial	PA	01/26/95	514,848	12.39	22.18	37.55	59.56	81.74	24.73	5.42
WSB	Washington Savings Bank FSB	MD	08/03/88	517,773	23.11	0.00	30.16	73.68	73.68	10.80	11.02
LSBX	LSB Corp.	MA	05/02/86	521,800	25.22	28.60	13.55	44.17	72.77	29.39	11.48
MFBC	MFB Corp.	IN	03/25/94	530,052	14.11	7.60	38.30	70.61	78.21	22.96	7.13
CEBK	Central Bancorp Inc.	MA	10/24/86	536,867	13.69	7.76	31.67	76.37	84.13	25.03	7.29

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

BALANCE SHEET PARAMETERS

General Parameters:
Regions: New England, Mid-Atlantic, Midwest, Southeast
IPO Date: <= 01/31/05
Asset size: <=750,000,000

			IPO Date	Total Assets ($000)	Cash & Invest./ Assets (%)	MBS/ Assets (%)	1-4 Fam. Loans/ Assets (%)	Total Net Loans/ Assets (%)	Total Net Loans & MBS/ Assets (%)	Borrowed Funds/ Assets (%)	Equity/ Assets (%)
	SENECA-CAYUGA BANCORP, INC.		**-**	**151,950**	**6.81**	**33.40**	**43.63**	**52.17**	**85.57**	**17.92**	**6.65**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 01/01/05	< 750,000	< 25.00	< 25.00	20.00 - 60.00	40.00 - 90.00	60.00 - 90.00	< 35.00	5.00 - 12.00
FFSX	First Federal Bankshares Inc.	IA	04/14/99	587,529	8.60	4.80	28.68	78.27	83.07	17.21	11.64
HIFS	Hingham Instit. for Savings	MA	12/20/88	628,251	16.72	2.43	40.70	77.70	80.13	33.72	7.71
HFBC	HopFed Bancorp Inc.	KY	02/09/98	639,589	NA	8.33	33.75	62.12	70.44	16.18	7.79
CNY	Carver Bancorp Inc.	NY	10/25/94	645,971	5.30	17.76	22.58	72.42	90.18	16.92	7.45
PBCI	Pamrapo Bancorp Inc.	NJ	11/14/89	646,086	3.00	27.21	43.35	67.83	95.04	16.48	9.07
NHTB	New Hampshire Thrift Bncshrs	NH	05/22/86	650,179	NA	9.29	47.47	71.23	80.52	NA	7.19
THRD	TF Financial Corp.	PA	07/13/94	661,233	NA	14.95	52.61	74.25	89.20	18.34	9.47
FSBI	Fidelity Bancorp Inc.	PA	06/24/88	699,279	24.73	18.75	30.16	53.31	72.06	38.83	6.01
CSBC	Citizens South Banking Corp.	NC	10/01/02	701,094	13.35	8.72	23.08	66.73	75.46	13.03	12.02
FDT	Federal Trust Corp.	FL	12/12/97	717,815	5.83	3.34	55.28	86.95	90.28	30.42	6.03

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 39

COMPARABLE GROUP SELECTION

OPERATING PERFORMANCE AND ASSET QUALITY PARAMETERS
Most Recent Four Quarters

General Parameters:
Regions: New England, Mid-Atlantic, Midwest, Southeast
IPO Date: <= 01/31/05
Asset size: <=750,000,000

					OPERATING PERFORMANCE					ASSET QUALITY (1)		
			IPO Date	Total Assets ($000)	Core ROAA (%)	Core ROAE (%)	Net Interest Margin (%)	Operating Expenses/ Assets (%)	Noninterest Income/ Assets (%)	NPA/ Assets (%)	Repo. Assets/ Assets (%)	Reserves/ Assets (%)
	SENECA-CAYUGA BANCORP, INC.		**-**	**151,950**	**0.05**	**0.71**	**2.59**	**3.74**	**1.40**	**0.28**	**0.00**	**0.24**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 01/01/05	< 750,000	< 0.75	< 12.00	2.00 - 3.75	2.20 - 4.50	< 1.75	< 1.00	< 0.50	> 0.20
FNFI	First Niles Financial Inc.	OH	10/27/98	98,516	0.69	4.26	2.77	1.81	0.59	0.95	0.04	0.75
SZB	SouthFirst Bancshares Inc.	AL	02/14/95	136,118	0.32	4.41	3.32	4.67	1.91	NA	0.18	0.39
HCFC	Home City Financial Corp.	OH	12/30/96	149,553	0.40	4.69	3.27	2.25	0.19	0.43	0.01	0.92
FFDF	FFD Financial Corp.	OH	04/03/96	157,713	0.74	6.26	3.60	2.74	0.59	NA	0.00	0.48
IFSB	Independence Federal Svgs Bank	DC	06/06/85	159,873	NA	NA	3.44	4.84	1.77	0.34	0.00	0.26
CFBK	Central Federal Corp.	OH	12/30/98	173,021	-1.93	-16.93	3.39	5.29	0.50	NA	0.02	0.86
PEDE	Great Pee Dee Bancorp Inc.	SC	12/31/97	215,650	0.65	4.84	3.33	2.42	0.41	0.61	0.03	0.82
BRBI	Blue River Bancshares Inc.	IN	06/24/98	221,241	NA	NA	3.53	3.33	NA	NA	NA	0.77
SSFC	South Street Financial Corp.	NC	10/03/96	236,134	0.70	6.09	3.46	2.41	0.38	NA	0.04	0.28
FBSI	First Bancshares Inc.	MO	12/22/93	239,168	-0.15	-1.32	3.46	3.10	0.90	NA	0.18	0.84
FBTC	First BancTrust Corp.	IL	04/19/01	239,771	0.54	4.61	3.52	3.78	1.35	0.94	0.02	1.00
MFLR	Mayflower Co-operative Bank	MA	12/23/87	239,844	0.77	9.88	3.52	2.57	0.51	0.00	0.00	0.70
PFED	Park Bancorp Inc.	IL	08/12/96	248,035	0.30	2.54	3.13	2.36	0.33	2.86	0.09	0.68
MCBF	Monarch Community Bancorp Inc	MI	08/30/02	277,068	0.51	3.53	3.52	3.67	1.10	1.30	0.94	1.04
FBEI	First Bancorp of Indiana Inc.	IN	04/07/99	285,875	0.43	4.09	2.83	2.48	0.56	0.16	0.00	0.29
FFHS	First Franklin Corp.	OH	01/26/88	296,682	0.29	3.25	2.42	2.21	0.38	0.97	0.00	0.43
FCFL	First Community Bank Corp.	FL	05/31/03	298,772	0.97	10.41	4.48	2.79	0.36	0.01	0.00	1.06

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

OPERATING PERFORMANCE AND ASSET QUALITY PARAMETERS
Most Recent Four Quarters

General Parameters:
Regions: New England, Mid-Atlantic, Midwest, Southeast
IPO Date: <= 01/31/05
Asset size: <=750,000,000

					OPERATING PERFORMANCE					ASSET QUALITY [1]		
			IPO Date	Total Assets ($000)	Core ROAA (%)	Core ROAE (%)	Net Interest Margin (%)	Operating Expenses/ Assets (%)	Noninterest Income/ Assets (%)	NPA/ Assets (%)	Repo. Assets/ Assets (%)	Reserves/ Assets (%)
	SENECA-CAYUGA BANCORP, INC.		**-**	**151,950**	**0.05**	**0.71**	**2.59**	**3.74**	**1.40**	**0.28**	**0.00**	**0.24**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 01/01/05	< 750,000	< 0.75	< 12.00	2.00 - 3.75	2.20 - 4.50	< 1.75	< 1.00	< 0.50	> 0.20
JFBI	Jefferson Bancshares Inc.	TN	07/02/03	306,098	1.03	3.73	4.00	2.62	0.46	0.25	0.09	0.73
LARL	Laurel Capital Group Inc.	PA	02/20/87	309,506	0.66	7.38	2.56	1.98	0.44	0.22	0.01	0.65
RIVR	River Valley Bancorp	IN	12/20/96	314,502	0.76	10.01	2.88	2.30	0.78	1.11	0.00	0.74
ESBK	Elmira Savings Bank	NY	03/01/85	333,322	0.73	10.45	3.38	2.64	0.59	0.24	0.00	0.63
FFBI	First Federal Bancshares Inc.	IL	09/28/00	335,401	0.33	4.56	2.45	2.17	0.36	NA	0.16	0.28
GAFC	Greater Atlantic Financial	VA	06/28/99	337,476	-1.08	-23.18	1.97	4.65	1.93	0.59	0.07	0.37
LSBI	LSB Financial Corp.	IN	02/03/95	373,138	1.01	11.69	3.34	2.18	0.66	2.53	0.35	0.66
WAYN	Wayne Savings Bancshares	OH	01/09/03	397,968	0.29	3.00	3.06	2.83	0.42	0.24	0.01	0.33
CFFC	Community Financial Corp.	VA	03/30/88	417,529	1.01	12.57	3.67	2.63	0.67	0.21	0.00	0.71
FCAP	First Capital Inc.	IN	01/04/99	438,354	0.86	8.91	3.30	2.36	0.68	NA	0.15	0.48
WVFC	WVS Financial Corp.	PA	11/29/93	444,229	0.64	9.25	1.39	0.83	0.16	NA	0.02	0.23
ASBI	Ameriana Bancorp	IN	03/02/87	449,369	0.46	5.23	2.53	3.31	0.88	0.93	0.35	0.63
FFFD	North Central Bancshares Inc.	IA	03/21/96	485,191	1.14	12.60	3.05	2.60	1.35	NA	0.14	0.69
PFDC	Peoples Bancorp	IN	07/07/87	492,260	0.81	6.14	3.44	2.49	0.42	0.46	NA	0.40
FKFS	First Keystone Financial	PA	01/26/95	514,848	0.02	0.41	2.26	2.26	0.67	0.97	0.15	0.68
WSB	Washington Savings Bank FSB	MD	08/03/88	517,773	1.27	12.80	4.74	2.64	1.15	NA	0.21	1.15
LSBX	LSB Corp.	MA	05/02/86	521,800	0.50	4.65	2.65	2.06	0.30	0.01	0.00	0.79

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

OPERATING PERFORMANCE AND ASSET QUALITY PARAMETERS
Most Recent Four Quarters

General Parameters:
Regions: New England, Mid-Atlantic, Midwest, Southeast
IPO Date: <= 01/31/05
Asset size: <=750,000,000

					OPERATING PERFORMANCE					ASSET QUALITY [1]		
			IPO Date	Total Assets ($000)	Core ROAA (%)	Core ROAE (%)	Net Interest Margin (%)	Operating Expenses/ Assets (%)	Noninterest Income/ Assets (%)	NPA/ Assets (%)	Repo. Assets/ Assets (%)	Reserves/ Assets (%)
	SENECA-CAYUGA BANCORP, INC.		-	**151,950**	**0.05**	**0.71**	**2.59**	**3.74**	**1.40**	**0.28**	**0.00**	**0.24**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 01/01/05	< 750,000	< 0.75	< 12.00	2.00 - 3.75	2.20 - 4.50	< 1.75	< 1.00	< 0.50	> 0.20
MFBC	MFB Corp.	IN	03/25/94	530,052	0.41	5.87	3.06	2.97	1.17	0.56	0.30	1.59
CEBK	Central Bancorp Inc.	MA	10/24/86	536,867	0.55	7.46	3.21	2.57	0.35	0.02	0.00	0.70
FFSX	First Federal Bankshares Inc.	IA	04/14/99	587,529	0.47	3.81	3.28	2.94	1.14	0.98	0.02	0.95
HIFS	Hingham Instit. for Savings	MA	12/20/88	628,251	1.07	13.20	3.24	1.65	0.25	0.03	0.00	0.53
HFBC	HopFed Bancorp Inc.	KY	02/09/98	639,589	0.65	7.82	2.52	1.93	0.71	NA	0.01	0.63
CNY	Carver Bancorp Inc.	NY	10/25/94	645,971	0.59	7.94	3.19	2.94	0.69	0.34	0.00	0.62
PBCI	Pamrapo Bancorp Inc.	NJ	11/14/89	646,086	1.23	13.95	3.84	2.11	0.39	0.30	0.00	0.43
NHTB	New Hampshire Thrift Bncshrs	NH	05/22/86	650,179	0.88	13.01	3.51	2.41	0.63	NA	0.00	0.62
THRD	TF Financial Corp.	PA	07/13/94	661,233	0.96	10.16	3.68	2.51	0.41	0.35	0.11	0.40
FSBI	Fidelity Bancorp Inc.	PA	06/24/88	699,279	0.55	8.77	2.25	1.74	0.56	NA	0.12	0.38
CSBC	Citizens South Banking Corp.	NC	10/01/02	701,094	0.63	4.58	3.24	2.57	0.63	0.53	0.13	0.73
FDT	Federal Trust Corp.	FL	12/12/97	717,815	0.67	10.70	2.40	1.46	0.20	0.34	0.02	0.60

(1) Asset quality ratios reflect balance sheet totals at the end of the most recent quarter.

KELLER & COMPANY
Dublin, Ohio
614-766-1426

FINAL COMPARABLE GROUP

BALANCE SHEET RATIOS

Ticker	Company	State	IPO Date	Total Assets ($000)	Cash & Invest./ Assets (%)	MBS/ Assets (%)	1-4 Fam. Loans/ Assets (%)	Total Net Loans/ Assets (%)	Total Net Loans & MBS/ Assets (%)	Borrowed Funds/ Assets (%)	Equity/ Assets (%)
	SENECA-CAYUGA BANCORP, INC.		**-**	**151,950**	**6.81**	**33.40**	**43.63**	**52.17**	**85.57**	**17.92**	**6.65**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 01/01/05	< 750,000	< 25.00	< 25.00	20.00 - 60.00	40.00 - 90.00	60.00 - 90.00	< 35.00	5.00 - 12.00
HCFC	Home City Financial Corp.	OH	12/30/96	149,553	NA	0.79	42.88	85.19	85.98	24.30	8.96
FBTC	First BancTrust Corp.	IL	04/19/01	239,771	14.65	20.97	17.19	57.38	78.35	22.39	10.98
FBEI	First Bancorp of Indiana Inc.	IN	04/07/99	285,875	14.19	16.67	29.55	62.28	78.94	23.79	10.20
FFHS	First Franklin Corp.	OH	01/26/88	296,682	10.99	2.86	54.17	81.93	84.79	16.86	8.28
ESBK	Elmira Savings Bank	NY	03/01/85	333,322	17.54	17.20	31.14	61.31	78.51	19.77	6.84
WAYN	Wayne Savings Bancshares	OH	01/09/03	397,968	24.47	12.36	37.21	57.74	70.10	7.66	8.93
ASBI	Ameriana Bancorp	IN	03/02/87	449,369	NA	10.88	20.45	48.58	59.46	14.89	7.93
MFBC	MFB Corp.	IN	03/25/94	530,052	14.11	7.60	38.30	70.61	78.21	22.96	7.13
CEBK	Central Bancorp Inc.	MA	10/24/86	536,867	13.69	7.76	31.67	76.37	84.13	25.03	7.29
FFSX	First Federal Bankshares Inc.	IA	04/14/99	587,529	8.60	4.80	28.68	78.27	83.07	17.21	11.64
		AVERAGE		380,699	14.78	10.19	33.13	67.97	78.16	19.49	8.82
		MEDIAN		365,645	14.15	9.32	31.41	66.44	78.73	21.08	8.61
		HIGH		587,529	24.47	20.97	54.17	85.19	85.98	25.03	11.64
		LOW		149,553	8.60	0.79	17.19	48.58	59.46	7.66	6.84

KELLER & COMPANY
Dublin, Ohio
614-766-1426

FINAL COMPARABLE GROUP

OPERATING PERFORMANCE AND ASSET QUALITY RATIOS
Most Recent Four Quarters

			IPO Date	Total Assets ($000)	OPERATING PERFORMANCE Core ROAA (%)	Core ROAE (%)	Net Interest Margin (%)	Operating Expenses/ Assets (%)	Noninterest Income/ Assets (%)	ASSET QUALITY [1] NPA/ Assets (%)	Repo. Assets/ Assets (%)	Reserves/ Assets (%)
	SENECA-CAYUGA BANCORP, INC.		**-**	**151,950**	**0.05**	**0.71**	**2.59**	**3.74**	**1.40**	**0.28**	**0.00**	**0.24**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 01/01/05	< 750,000	< 0.75	< 12.00	2.00 - 3.75	2.20 - 4.50	< 1.75	< 1.00	< 0.50	> 0.20
HCFC	Home City Financial Corp.	OH	12/30/96	149,553	0.40	4.69	3.27	2.25	0.19	0.43	0.01	0.92
FBTC	First BancTrust Corp.	IL	04/19/01	239,771	0.54	4.61	3.52	3.78	1.29	0.94	0.02	1.00
FBEI	First Bancorp of Indiana Inc.	IN	04/07/99	285,875	0.43	4.09	2.83	2.48	0.56	0.16	0.00	0.29
FFHS	First Franklin Corp.	OH	01/26/88	296,682	0.29	3.25	2.42	2.21	0.37	0.97	0.00	0.43
ESBK	Elmira Savings Bank	NY	03/01/85	333,322	0.73	10.45	3.38	2.64	0.58	0.24	0.00	0.63
WAYN	Wayne Savings Bancshares	OH	01/09/03	397,968	0.29	3.00	3.06	2.83	0.42	0.24	0.01	0.33
ASBI	Ameriana Bancorp	IN	03/02/87	449,369	0.46	5.23	2.53	3.31	0.88	0.93	0.35	0.63
MFBC	MFB Corp.	IN	03/25/94	530,052	0.41	5.87	3.06	2.97	1.17	0.56	0.30	1.59
CEBK	Central Bancorp Inc.	MA	10/24/86	536,867	0.55	7.46	3.21	2.57	0.29	0.02	0.00	0.70
FFSX	First Federal Bankshares Inc.	IA	04/14/99	587,529	0.47	3.81	3.28	2.94	1.10	0.98	0.02	0.95
		AVERAGE		380,699	0.46	5.25	3.06	2.80	0.68	0.55	0.07	0.75
		MEDIAN		365,645	0.45	4.65	3.14	2.74	0.57	0.50	0.01	0.67
		HIGH		587,529	0.73	10.45	3.52	3.78	1.29	0.98	0.35	1.59
		LOW		149,553	0.29	3.00	2.42	2.21	0.19	0.02	0.00	0.29

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP CHARACTERISTICS AND BALANCE SHEET TOTALS

				Number of Offices	Exchange	Conversion (IPO) Date	Total Assets ($000)	Int. Earning Assets ($000)	Total Net Loans ($000)	Goodwill and Intang. ($000)	Total Deposits ($000)	Total Equity ($000)
							Most Recent Quarter					
SUBJECT												
	SENECA FALLS SAVINGS BANK	**Seneca Falls**	**NY**	**4**	**-**	**-**	**151,950**	**143,801**	**79,271**	**435**	**112,915**	**10,112**
COMPARABLE GROUP												
ASBI	Ameriana Bancorp	New Castle	IN	10	NASDAQ	03/02/87	449,369	390,409	218,291	564	339,351	35,657
CEBK	Central Bancorp, Inc.	Somerville	MA	10	NASDAQ	10/24/86	536,867	515,921	410,004	2,232	359,540	39,155
ESBK	Elmira Savings Bank, FSB	Elmira	NY	6	NASDAQ	03/01/85	333,322	300,959	204,376	349	241,719	22,785
FBEI	First Bancorp of Indiana, Inc.	Evansville	IN	8	NASDAQ	04/07/99	285,875	253,848	178,031	1,911	184,053	29,152
FBTC	First BancTrust Corporation	Paris	IL	5	NASDAQ	04/19/01	239,771	215,761	137,587	0	158,405	26,320
FFSX	First Federal Bankshares, Inc.	Sioux City	IA	14	NASDAQ	04/14/99	587,529	517,204	459,833	18,563	413,341	68,370
FFHS	First Franklin Corporation	Cincinnati	OH	8	NASDAQ	01/26/88	296,682	264,538	243,059	0	219,364	24,574
HCFC	Home City Financial Corporation	Springfield	OH	2	NASDAQ	12/30/96	149,553	139,190	127,409	247	98,455	13,406
MFBC	MFB Corp.	Mishawaka	IN	10	NASDAQ	03/25/94	530,052	499,660	374,273	4,448	366,664	37,811
WAYN	Wayne Savings Bancshares, Inc.	Wooster	OH	11	NASDAQ	01/09/03	397,968	364,914	229,802	2,208	328,868	35,541
	Average			8.4			380,699	346,240	258,267	3,052	270,976	33,277
	Median			9.0			365,645	332,937	224,047	1,238	285,294	32,347
	High			14.0			587,529	517,204	459,833	18,563	413,341	68,370
	Low			2.0			149,553	139,190	127,409	0	98,455	13,406

KELLER & COMPANY
Columbus, Ohio
614-766-1426

EXHIBIT 43

BALANCE SHEET
ASSET COMPOSITION - MOST RECENT QUARTER

As a Percent of Total Assets

	Total Assets ($000)	Cash & Invest. (%)	MBS (%)	Net Loans (%)	Loan Loss Reserves (%)	Real Estate Owned (%)	Goodwill & Intang. (%)	Other Assets (%)	High Risk R.E. Loans (%)	Non-Perf. Assets (%)	Interest Earning Assets (%)	Interest Bearing Liabilities (%)	Capitalized Loan Servicing (%)
SUBJECT													
SENECA FALLS SAVINGS BANK	**151,950**	**6.81**	**33.40**	**52.17**	**0.24**	**0.00**	**0.29**	**6.35**	**2.66**	**0.28**	**94.64**	**92.33**	**0.00**
COMPARABLE GROUP													
ASBI Ameriana Bancorp	449,369	22.59	20.44	48.58	0.63	0.35	0.13	3.08	23.49	0.93	86.00	81.89	0.00
CEBK Central Bancorp Inc.	536,867	13.69	7.76	76.37	0.70	0.00	0.42	1.76	44.20	0.02	91.57	79.84	0.00
ESBK Elmira Savings Bank	333,322	17.54	17.20	61.31	0.63	0.00	0.10	3.70	11.23	0.24	91.12	81.43	0.15
FBEI First Bancorp of Indiana Inc.	285,875	14.19	16.67	62.28	0.29	0.00	0.67	6.20	6.67	0.16	90.65	85.74	0.00
FBTC First BancTrust Corp.	239,771	14.65	20.97	57.38	1.00	0.02	0.00	6.76	20.33	0.94	87.41	75.71	0.22
FFSX First Federal Bankshares Inc.	587,529	8.60	4.80	78.27	0.95	0.02	3.16	5.11	33.69	0.98	89.89	79.94	0.03
FFHS First Franklin Corp.	296,682	10.99	2.86	81.93	0.43	0.00	0.00	4.10	19.02	0.97	88.88	84.63	0.13
HCFC Home City Financial Corp.	149,553	9.69	0.79	85.19	0.92	0.01	0.17	2.35	31.81	0.43	96.29	91.64	0.00
MFBC MFB Corp.	530,052	14.11	7.60	70.61	1.59	0.30	0.84	6.38	22.45	0.56	93.03	86.83	0.47
WAYN Wayne Savings Bancshares	397,968	24.47	12.36	57.74	0.33	0.01	0.55	4.86	13.65	0.24	91.17	82.88	0.00
Average	380,699	15.05	11.15	67.97	0.75	0.07	0.60	4.43	22.65	0.55	90.60	83.05	0.10
Median	365,645	14.15	10.06	66.44	0.67	0.01	0.29	4.48	21.39	0.49	90.89	82.39	0.02
High	587,529	24.47	20.97	85.19	1.59	0.35	3.16	6.76	44.20	0.98	96.29	91.64	0.47
Low	149,553	8.60	0.79	48.58	0.29	0.00	0.00	1.76	6.67	0.02	86.00	75.71	0.00
ALL THRIFTS (216)													
Average	4,371,778	13.74	10.17	71.14	0.61	0.10	0.81	4.03	24.23	0.69	91.53	81.19	0.17
MID ATLANTIC THRIFTS (46)													
Average	4,705,501	15.70	15.89	63.64	0.55	0.05	1.54	3.39	21.57	0.27	90.85	78.75	0.06
NEW YORK THRIFTS (15)													
Average	6,229,463	11.58	14.40	67.63	0.67	0.00	2.76	3.58	31.69	0.20	90.66	78.47	0.12

EXHIBIT 44

KELLER & COMPANY
Dublin, Ohio
614-766-1426

BALANCE SHEET COMPARISON
LIABILITIES AND EQUITY - MOST RECENT QUARTER

		Total Liabilities ($000)	Total Equity ($000)	Total Deposits (%)	Total Borrowings (%)	Other Liabilities (%)	Preferred Equity (%)	Common Equity (%)	FASB 115 Unrealized Gain (Loss) (%)	Retained Earnings (%)	Total Equity (%)	Tangible Equity (%)	Tier 1 Capital (%)	Reg. Risk-Based Capital (%)
				As a Percent of Assets										
SUBJECT														
	SENECA FALLS SAVINGS BANK	**141,838**	**10,112**	**74.31**	**17.92**	**1.12**	**0.00**	**6.65**	**(0.32)**	**6.98**	**6.65**	**6.98**	**6.65**	**13.37**
COMPARABLE GROUP														
ASBI	Ameriana Bancorp	413,712	35,657	75.52	14.89	1.66	0.00	7.93	0.00	7.80	7.93	7.82	7.70	14.74
CEBK	Central Bancorp Inc.	497,712	39,155	66.97	25.03	0.71	0.00	7.29	(0.18)	7.38	7.29	6.91	6.64	12.90
ESBK	Elmira Savings Bank	310,537	22,785	72.52	19.77	0.87	0.00	6.84	(0.50)	1.25	6.84	6.74	7.23	13.32
FBEI	First Bancorp of Indiana Inc.	256,723	29,152	64.38	23.79	1.63	0.00	10.20	(0.33)	5.62	10.20	9.59	9.18	13.32
FBTC	First BancTrust Corp.	213,451	26,320	66.07	22.39	0.57	0.00	10.98	(0.08)	7.89	10.98	10.98	13.52	23.70
FFSX	First Federal Bankshares Inc.	519,159	68,370	70.35	17.21	0.80	0.00	11.64	(0.02)	6.03	11.64	8.75	8.10	12.34
FFHS	First Franklin Corp.	271,656	24,574	73.94	16.86	0.77	0.00	8.28	(0.09)	5.51	8.28	8.28	7.75	12.81
HCFC	Home City Financial Corp.	136,147	13,406	65.83	24.30	0.91	0.00	8.96	0.00	5.68	8.96	8.81	8.54	13.03
MFBC	MFB Corp.	492,241	37,811	69.18	22.96	0.73	0.00	7.13	(0.12)	4.81	7.13	6.35	6.95	11.11
WAYN	Wayne Savings Bancshares	362,427	35,541	82.64	7.66	0.77	0.00	8.93	(0.21)	2.97	8.93	8.42	8.12	15.44
	Average	347,377	33,277	70.74	19.49	0.94	0.00	8.82	(0.15)	5.49	8.82	8.27	8.37	14.27
	Median	336,482	32,347	69.76	21.08	0.79	0.00	8.61	(0.10)	5.65	8.61	8.35	7.93	13.17
	High	519,159	68,370	82.64	25.03	1.66	0.00	11.64	0.00	7.89	11.64	10.98	13.52	23.70
	Low	136,147	13,406	64.38	7.66	0.57	0.00	6.84	(0.50)	1.25	6.84	6.35	6.64	11.11
ALL THRIFTS (216)														
	Average	3,979,560	387,009	55.25	32.70	1.68	0.00	8.85	(0.04)	4.81	10.27	9.53	9.30	12.58
MID ATLANTIC THRIFTS (46)														
	Average	4,167,705	533,312	56.64	30.72	1.21	0.00	11.33	(0.11)	4.79	10.80	9.37	8.97	14.01
NEW YORK THRIFTS (15)														
	Average	5,543,096	686,353	57.16	30.49	1.33	0.00	11.02	(0.15)	4.55	12.20	9.64	8.83	13.00

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 45

INCOME AND EXPENSE COMPARISON

TRAILING FOUR QUARTERS
($000)

	Interest Income	Interest Expense	Net Interest Income	Provision for Loss	Gain (Loss) on Sale	Total Non-Int. Income	Goodwill & Intang. Amtz.	Net Real Est. Expense	Total Non-Int. Expense	Non-Recurring Expense	Net Income Before Taxes	Income Taxes	Net Inc. Before Extraord. Items	Extraord. Items	Net Income	Core Income
SUBJECT																
SENECA FALLS SAVINGS BANK	**7,176**	**3,443**	**3,733**	**88**	**0**	**2,119**	**0**	**0**	**5,681**	**0**	**83**	**10**	**73**	**0**	**73**	**73**
COMPARABLE GROUP																
ASBI Ameriana Bancorp	19,782	9,995	9,787	(2,852)	814	3,938	0	0	14,425	88	2,241	183	2,058	0	2,058	2,000
CEBK Central Bancorp Inc.	29,745	13,189	16,556	150	83	1,551	0	0	13,628	258	4,398	1,455	2,943	0	2,943	2,898
ESBK Elmira Savings Bank	16,817	6,562	10,255	155	493	1,919	108	0	8,548	0	4,134	1,352	2,782	0	2,782	2,351
FBEI First Bancorp of Indiana Inc.	13,861	6,609	7,252	53	0	1,591	76	0	6,922	0	2,554	904	1,650	0	1,650	1,204
FBTC First BancTrust Corp.	12,396	4,788	7,608	414	0	3,089	0	65	8,731	0	1,703	359	1,344	0	1,344	1,246
FFSX First Federal Bankshares Inc.	30,514	13,235	17,279	2,870	0	6,475	44	0	17,235	0	3,852	959	2,893	0	2,893	2,761
FFHS First Franklin Corp.	14,227	7,837	6,390	271	404	1,102	0	0	6,133	0	1,776	536	1,240	0	1,240	793
HCFC Home City Financial Corp.	9,111	4,407	4,704	705	213	290	32	0	3,416	0	1,218	381	837	0	837	613
MFBC MFB Corp.	28,282	13,717	14,565	2,478	0	6,228	528	0	15,809	0	2,506	297	2,209	0	2,209	2,209
WAYN Wayne Savings Bancshares	19,002	7,736	11,266	385	23	1,655	108	0	11,119	1,671	(191)	(296)	105	0	105	1,150
Average	19,374	8,808	10,566	463	203	2,784	90	7	10,597	202	2,419	613	1,806	0	1,806	1,723
Median	17,910	7,787	10,021	328	53	1,787	38	0	9,925	0	2,374	459	1,854	0	1,854	1,623
High	30,514	13,717	17,279	2,870	814	6,475	528	65	17,235	1,671	4,398	1,455	2,943	0	2,943	2,898
Low	9,111	4,407	4,704	(2,852)	0	290	0	0	3,416	0	(191)	(296)	105	0	105	613
ALL THRIFTS (216)																
Average	217,382	105,119	108,590	3,360	13,956	52,686	1,111	(1)	86,596	743	70,779	25,741	44,321	4	44,325	45,405
MID ATLANTIC THRIFTS (46)																
Average	215,492	100,437	115,056	2,283	17,196	29,206	2,901	(22)	70,395	1,518	70,908	22,653	48,256	7	48,263	49,770
NEW YORK THRIFTS (15)																
Average	288,096	132,932	155,166	(399)	38,619	34,552	3,158	0	84,032	3,167	104,246	36,071	68,175	0	68,175	69,371

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 46

INCOME AND EXPENSE COMPARISON
AS A PERCENTAGE OF AVERAGE ASSETS
TRAILING FOUR QUARTERS

	Interest Income (%)	Interest Expense (%)	Net Interest Income (%)	Provision for Loss (%)	Gain (Loss) on Sale (%)	Total Non-Int. Income (%)	Goodwill & Intang. Amtz. (%)	Net Real Est. Expense (%)	Total Non-Int. Expense (%)	Non-Recurring Expense (%)	Net Income Before Taxes (%)	Income Taxes (%)	Net Inc. Before Extraord. Items (%)	Extraord. Items (%)	Net Income (%)	Core Income (%)
SUBJECT																
SENECA FALLS SAVINGS BANK	**4.73**	**2.27**	**2.46**	**0.06**	**0.00**	**1.40**	**0.00**	**0.00**	**3.74**	**0.00**	**0.05**	**0.01**	**0.05**	**0.00**	**0.05**	**0.05**
COMPARABLE GROUP																
ASBI Ameriana Bancorp	4.54	2.29	2.25	(0.65)	0.00	0.88	0.00	0.00	3.31	0.02	0.51	0.04	0.47	0.00	0.47	0.46
CEBK Central Bancorp Inc.	5.61	2.49	3.12	0.03	0.06	0.29	0.00	0.00	2.57	0.05	0.83	0.27	0.56	0.00	0.56	0.55
ESBK Elmira Savings Bank	5.19	2.03	3.17	0.05	0.01	0.58	0.03	0.00	2.64	0.00	1.28	0.42	0.86	0.00	0.86	0.73
FBEI First Bancorp of Indiana Inc.	4.97	2.37	2.60	0.02	0.00	0.56	0.03	0.00	2.48	0.00	0.92	0.32	0.59	0.00	0.59	0.43
FBTC First BancTrust Corp.	5.36	2.07	3.29	0.18	0.07	1.29	0.00	0.03	3.78	0.00	0.74	0.16	0.58	0.00	0.58	0.54
FFSX First Federal Bankshares Inc.	5.21	2.26	2.95	0.49	0.03	1.10	0.01	0.00	2.94	0.00	0.66	0.16	0.49	0.00	0.49	0.47
FFHS First Franklin Corp.	5.12	2.82	2.30	0.10	0.01	0.37	0.00	0.00	2.21	0.00	0.64	0.19	0.45	0.00	0.45	0.29
HCFC Home City Financial Corp.	5.99	2.90	3.09	0.46	0.00	0.19	0.02	0.00	2.25	0.00	0.80	0.25	0.55	0.00	0.55	0.40
MFBC MFB Corp.	5.31	2.58	2.73	0.47	0.00	1.17	0.10	0.00	2.97	0.00	0.47	0.06	0.41	0.00	0.41	0.41
WAYN Wayne Savings Bancshares	4.84	1.97	2.87	0.10	0.00	0.42	0.03	0.00	2.83	0.43	(0.05)	(0.08)	0.03	0.00	0.03	0.29
Average	5.21	2.38	2.84	0.12	0.02	0.68	0.02	0.00	2.80	0.05	0.68	0.18	0.50	0.00	0.50	0.46
Median	5.20	2.33	2.91	0.10	0.00	0.57	0.01	0.00	2.74	0.00	0.70	0.18	0.52	0.00	0.52	0.45
High	5.99	2.90	3.29	0.49	0.07	1.29	0.10	0.03	3.78	0.43	1.28	0.42	0.86	0.00	0.86	0.73
Low	4.54	1.97	2.25	(0.65)	0.00	0.19	0.00	0.00	2.21	0.00	(0.05)	(0.08)	0.03	0.00	0.03	0.29
ALL THRIFTS (216)																
Average	5.00	2.42	2.60	0.08	0.31	1.26	0.03	(0.00)	2.07	0.02	1.69	0.62	1.06	0.00	1.06	1.03
MID ATLANTIC THRIFTS (46)																
Average	4.81	2.24	2.57	0.05	0.35	0.65	0.06	(0.00)	1.57	0.03	1.58	0.51	1.08	0.00	1.08	1.09
NEW YORK THRIFTS (15)																
Average	4.75	2.19	2.56	(0.01)	0.59	0.57	0.05	0.00	1.39	0.05	1.72	0.59	1.12	0.00	1.12	1.14

EXHIBIT 47

KELLER & COMPANY
Dublin, Ohio
614-766-1426

YIELDS, COSTS AND EARNINGS RATIOS
TRAILING FOUR QUARTERS

		Yield on Int. Earning Assets (%)	Cost of Int. Bearing Liabilities (%)	Net Interest Spread (%)	Net Interest Margin * (%)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)
SUBJECT									
	SENECA FALLS SAVINGS BANK	**4.98**	**2.46**	**2.52**	**2.59**	**0.05**	**0.05**	**0.71**	**0.71**
COMPARABLE GROUP									
ASBI	Ameriana Bancorp	4.83	2.45	2.38	2.53	0.47	0.46	5.38	5.23
CEBK	Central Bancorp Inc.	5.86	2.82	3.04	3.21	0.56	0.55	7.58	7.46
ESBK	Elmira Savings Bank	5.48	2.31	3.17	3.38	0.86	0.73	12.37	10.45
FBEI	First Bancorp of Indiana Inc.	5.27	2.64	2.63	2.83	0.59	0.43	5.60	4.09
FBTC	First BancTrust Corp.	5.81	2.55	3.26	3.52	0.58	0.54	4.97	4.61
FFSX	First Federal Bankshares Inc.	5.71	2.67	3.03	3.28	0.49	0.47	4.00	3.81
FFHS	First Franklin Corp.	5.31	3.09	2.22	2.42	0.45	0.29	5.08	3.25
HCFC	Home City Financial Corp.	6.14	3.26	2.87	3.27	0.55	0.40	6.41	4.69
MFBC	MFB Corp.	5.73	2.85	2.88	3.06	0.41	0.41	5.87	5.87
WAYN	Wayne Savings Bancshares	4.97	2.15	2.82	3.06	0.03	0.29	0.27	3.00
	Average	5.51	2.68	2.83	3.06	0.50	0.46	5.75	5.25
	Median	5.59	2.66	2.88	3.14	0.52	0.45	5.49	4.65
	High	6.14	3.26	3.26	3.52	0.86	0.73	12.37	10.45
	Low	4.83	2.15	2.22	2.42	0.03	0.29	0.27	3.00
ALL THRIFTS (216)									
	Average	5.60	2.56	3.04	3.24	1.06	1.03	12.58	12.29
MID ATLANTIC THRIFTS (46)									
	Average	5.63	2.64	2.98	3.20	0.81	0.80	9.28	9.08
NEW YORK THRIFTS (15)									
	Average	5.35	2.33	3.03	3.28	0.63	0.65	6.99	6.98

* Based on average interest-earning assets.

KELLER & COMPANY
Dublin, Ohio
614-766-1426

DIVIDENDS, RESERVES AND SUPPLEMENTAL DATA

	DIVIDENDS				RESERVES AND SUPPLEMENTAL DATA - MOST RECENT PERIOD				
	12 Month Preferred Dividends ($000)	12 Month Common Div./ Share ($)	Current Dividend Yield (%)	12 Month Dividend Payout Ratio (%)	Reserves/ Gross Loans (%)	Reserves/ Non-Perf. Assets (%)	Net Chargeoffs/ Average Loans (%)	Provisions/ Net Chargeoffs (%)	Effective Tax Rate (%)
SUBJECT									
SENECA FALLS SAVINGS BANK	**0.00**	**0.00**	**0.00**	**0.00**	**0.47**	**86.68**	**0.05**	**225.64**	**12.05**
COMPARABLE GROUP									
ASBI Ameriana Bancorp	0	0.64	5.08	98.46	1.28	231.55	-1.31	NM	8.17
CEBK Central Bancorp Inc.	0	0.66	2.50	32.35	0.91	NM	0.00	NM	33.08
ESBK Elmira Savings Bank	0	0.77	3.08	33.74	1.01	265.53	0.01	620.00	32.70
FBEI First Bancorp of Indiana Inc.	0	0.60	2.67	56.60	0.46	177.63	0.17	18.28	35.40
FBTC First BancTrust Corp.	0	0.24	1.95	42.86	1.71	96.26	0.26	127.78	21.08
FFSX First Federal Bankshares Inc.	0	0.40	1.80	48.19	1.20	72.99	0.50	129.05	24.90
FFHS First Franklin Corp.	0	0.33	2.25	45.21	0.52	29.26	0.19	63.92	30.18
HCFC Home City Financial Corp.	0	0.44	2.84	43.56	1.07	73.14	0.07	NM	31.28
MFBC MFB Corp.	0	0.51	1.69	31.68	2.20	205.01	0.10	613.37	11.85
WAYN Wayne Savings Bancshares	0	0.48	3.15	184.61	0.58	140.65	0.05	366.67	NM
Average	0	0.51	2.70	61.73	1.09	143.56	0.00	277.01	25.40
Median	0	0.50	2.59	44.39	1.04	140.65	0.09	129.05	30.18
High	0	0.77	5.08	184.61	2.20	265.53	0.50	620.00	35.40
Low	0	0.24	1.69	31.68	0.46	29.26	-1.31	18.28	8.17
ALL THRIFTS (216)									
Average	1.60	0.42	2.10	50.09	0.87	190.17	0.16	161.33	32.21
MID ATLANTIC THRIFTS (46)									
Average	0.70	0.43	2.46	43.62	0.89	304.76	0.06	141.50	28.13
NEW YORK THRIFTS (15)									
Average	2.13	0.59	2.98	48.10	1.03	346.93	0.02	118.14	35.72

EXHIBIT 49

KELLER & COMPANY
Dublin, Ohio
614-766-1426

VALUATION ANALYSIS AND CONCLUSIONS

Seneca Falls Savings Bank/Seneca-Cayuga Bancorp, Inc.
Stock Prices as of February 22, 2006

Valuation assumptions:	Symbol		Value	Comparable Group Average	Comparable Group Median	All Thrifts Average	All Thrifts Median
Post conv. price to earnings	P/E		38.47	20.46	20.56	19.02	15.89
Post conv. price to book value	P/B		68.28%	117.11%	113.47%	137.77%	125.89%
Post conv. price to assets	P/A		10.60%	10.28%	9.16%	13.56%	12.81%
Post conv. price to core earnings	P/E		38.47	24.79	22.34	22.94	17.45
Pre conversion earnings ($)	Y	$	73,000	For the twelve months ended December 31, 2005			
Pre conversion book value ($)	B	$	10,112,000	At December 31, 2005			
Pre conversion assets ($)	A	$	151,950,000	At December 31, 2005			
Pre conversion core earnings ($)		$	73,000	For the twelve months ended December 31, 2005			
Conversion expense ($)	X	$	667,000				
Proceeds not reinvested ($)	Z	$	705,600	ESOP shares.			
ESOP borrowings ($)	E	$	705,600				
ESOP cost of borrowings, net (%)	S		0.00%				
ESOP term of borrowings (yrs.)	T		15				
RRP amount ($)	M	$	352,800				
RRP expense ($)	N	$	70,560				
Tax rate (%)	TAX		38.00%				
Investment rate of return, net (%)	R		2.81%				
Investment rate of return, pretax (%)			4.54%				

Formulae to indicate value after conversion:

1. P/E method: Value = $\frac{P/E(Y-R(X+Z)-ES-(1-TAX)E/T-(1-TAX)N))}{1-(P/E)R}$ = $ 17,915,600

2. P/B method: Value = $\frac{P/B(B-X-E-M)}{1-P/B}$ = $ 18,055,875

3. P/A method: Value = $\frac{P/A(A-X)}{1-P/A}$ = $ 18,015,065

VALUATION CORRELATION AND CONCLUSIONS:

	Number of Shares	Price Per Share		TOTAL VALUE
Value - midrange	**1,800,000**	**$10.00**	**$**	**18,000,000**
Minimum - 85% of midrange	1,530,000	$10.00	$	15,300,000
Maximum - 115% of midrange	2,070,000	$10.00	$	20,700,000
Superrange - 115% of maximum	2,380,500	$10.00	$	23,805,000

EXHIBIT 50

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP MARKET, PRICING AND FINANCIAL RATIOS

Stock Prices as of February 22, 2006

	Market Data				Pricing Ratios					Dividends			Financial Ratios		
	Market Value ($M)	Price/ Share ($)	12 Mo. EPS ($)	Book Value/ Share ($)	Price/ Earnings (X)	Price/ Book Value (%)	Price/ Assets (%)	Price/ Tang. Bk. Val. (%)	Price/ Core Earnings (%)	Div./ Share ($)	Dividend Yield (%)	Payout Ratio (%)	Equity/ Assets (%)	Core ROAA (%)	Core ROAE (%)
SENECA-CAYUGA BANCORP, INC.															
Appraised value - midpoint	**18.00**	**10.00**	**0.26**	**14.66**	**38.47**	**68.28**	**10.60**	**66.97**	**38.47**	**0.00**	**0.00**	**0.00**	**15.59**	**0.28**	**1.77**
Minimum	15.30	10.00	0.27	15.59	37.68	64.16	9.15	62.87	37.68	0.00	0.00	0.00	14.31	0.24	1.70
Maximum	20.70	10.00	0.26	13.97	39.04	71.56	11.99	70.36	39.04	0.00	0.00	0.00	16.82	0.31	1.83
Maximum, as adjusted	23.81	10.00	0.25	13.38	39.57	74.74	13.54	73.61	39.57	0.00	0.00	0.00	18.19	0.34	1.89
ALL THRIFTS (216)															
Average	634.57	56.81	1.19	15.65	19.02	137.77	13.56	154.85	22.94	0.42	2.11	50.37	8.85	1.03	12.29
Median	57.30	18.03	1.03	14.16	15.89	125.89	12.81	141.77	17.45	0.37	2.15	38.82	9.14	0.74	6.90
OHIO THRIFTS (21)															
Average	1,067.23	20.26	1.12	12.95	19.45	165.20	18.78	227.06	19.71	0.59	2.98	55.73	12.20	1.04	10.11
Median	514.81	17.07	0.93	11.65	15.67	138.58	17.55	220.47	16.60	0.51	2.63	44.42	11.19	1.10	9.25
COMPARABLE GROUP (10)															
Average	39.09	20.31	1.10	17.40	20.46	117.11	10.28	125.84	24.79	0.51	2.70	61.73	8.82	0.46	5.25
Median	37.54	19.12	0.92	17.36	20.56	113.47	9.16	126.33	22.34	0.50	2.59	44.39	8.61	0.45	4.65
COMPARABLE GROUP															
ASBI Ameriana Bancorp	40.01	12.60	0.65	11.23	19.38	112.20	8.90	114.00	19.95	0.64	5.08	98.46	7.93	0.46	5.23
CEBK Central Bancorp Inc.	45.72	28.75	2.04	24.63	14.09	116.73	8.51	123.78	14.32	0.66	2.50	32.35	7.29	0.55	7.46
ESBK Elmira Savings Bank	31.26	25.96	2.29	18.92	11.34	137.20	9.38	139.34	13.41	0.77	3.08	33.74	6.84	0.73	10.45
FBEI First Bancorp of Indiana Inc.	35.07	22.50	1.06	18.68	21.23	120.42	12.28	128.87	29.04	0.60	2.67	56.60	10.20	0.43	4.09
FBTC First BancTrust Corp.	29.22	12.30	0.56	11.08	21.96	111.01	12.19	111.01	23.70	0.24	1.95	42.86	10.98	0.54	4.61
FFSX First Federal Bankshares Inc.	75.83	22.24	0.83	20.06	26.80	110.87	12.90	152.19	28.09	0.40	1.80	48.19	11.64	0.47	3.81
FFHS First Franklin Corp.	26.50	16.00	0.73	14.84	21.92	107.82	8.93	107.82	34.27	0.33	2.25	45.21	8.28	0.29	3.25
HCFC Home City Financial Corp.	12.96	15.51	1.01	16.04	15.36	96.70	8.67	98.51	20.97	0.44	2.84	43.56	8.96	0.40	4.69
MFBC MFB Corp.	43.37	32.00	1.61	27.89	19.88	114.74	8.18	130.03	19.88	0.51	1.69	31.68	7.13	0.41	5.87
WAYN Wayne Savings Bancshares	50.96	15.26	0.26	10.64	32.68	143.39	12.81	152.89	44.22	0.48	3.15	184.61	8.93	0.29	3.00

EXHIBIT 51

KELLER & COMPANY
Dublin, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
Seneca Falls Savings Bank/Seneca-Cayuga Bancorp, Inc.
At the MINIMUM of the Range

1. Gross Conversion Proceeds

Minimum market value	$	6,885,000
Less: Estimated conversion expenses		667,000
Net conversion proceeds	$	6,218,000

2. Generation of Additional Income

Net conversion proceeds	$	6,218,000
Less: Proceeds not invested [(1)]		599,760
Total conversion proceeds invested	$	5,618,240
Investment rate		2.81%
Earnings increase - return on proceeds invested	$	158,142
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		24,790
Less: RRP expense, net of taxes		37,185
Net earnings increase	$	96,167

3. Comparative Earnings

		Regular	Core
Before conversion - 12 months ended 12/31/05	$	73,000	73,000
Net earnings increase		96,167	96,167
After conversion	$	169,167	169,167

4. Comparative Net Worth [(2)]

Before conversion - 12/31/05	$	10,112,000
Conversion proceeds		5,318,360
After conversion	$	15,430,360

5. Comparative Net Assets

Before conversion - 12/31/05	$	151,950,000
Conversion proceeds		6,218,000
After conversion	$	158,168,000

(1) Represents ESOP borrowings.
(2) ESOP borrowings and RRP are omitted from net worth.

EXHIBIT 52

KELLER & COMPANY
Dublin, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
Seneca Falls Savings Bank/Seneca-Cayuga Bancorp, Inc.
At the MIDPOINT of the Range

1. Gross Conversion Proceeds

Midpoint market value	$	8,100,000
Less: Estimated conversion expenses		667,000
Net conversion proceeds	$	7,433,000

2. Generation of Additional Income

Net conversion proceeds	$	7,433,000
Less: Proceeds not invested (1)		705,600
Total conversion proceeds invested	$	6,727,400
Investment rate of return		2.81%
Earnings increase - return on proceeds invested	$	189,363
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		29,165
Less: RRP expense, net of taxes		43,747
Net earnings increase	$	116,451

3. Comparative Earnings

		Regular	Core
Before conversion - 12 months ended 12/31/05	$	73,000	73,000
Net earnings increase		116,451	116,451
After conversion	$	189,451	189,451

4. Comparative Net Worth (2)

Before conversion - 12/31/05	$	10,112,000
Conversion proceeds		6,374,600
After conversion	$	16,486,600

5. Comparative Net Assets

Before conversion - 12/31/05	$	151,950,000
Conversion proceeds		7,433,000
After conversion	$	159,383,000

(1) Represents ESOP borrowings.
(2) ESOP borrowings and RRP are omitted from net worth.

EXHIBIT 53

KELLER & COMPANY
Dublin, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
Seneca Falls Savings Bank/Seneca-Cayuga Bancorp, Inc.
At the MAXIMUM of the Range

1. Gross Conversion Proceeds

Maximum market value	$	9,315,000
Less: Estimated conversion expenses		667,000
Net conversion proceeds	$	8,648,000

2. Generation of Additional Income

Net conversion proceeds	$	8,648,000
Less: Proceeds not invested [1]		811,440
Total conversion proceeds invested	$	7,836,560
Investment rate		2.81%
Earnings increase - return on proceeds invested	$	220,583
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		33,540
Less: RRP expense, net of taxes		50,309
Net earnings increase	$	136,735

3. Comparative Earnings

		Regular	Core
Before conversion - 12 months ended 12/31/05	$	73,000	73,000
Net earnings increase		136,735	136,735
After conversion	$	209,735	209,735

4. Comparative Net Worth [2]

Before conversion - 12/31/05	$	10,112,000
Conversion proceeds		7,430,840
After conversion	$	17,542,840

5. Comparative Net Assets

Before conversion - 12/31/05	$	151,950,000
Conversion proceeds		8,648,000
After conversion	$	160,598,000

(1) Represents ESOP borrowings.
(2) ESOP borrowings and RRP are omitted from net worth.

EXHIBIT 54

KELLER & COMPANY
Dublin, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
Seneca Falls Savings Bank/Seneca-Cayuga Bancorp, Inc.
At the MAXIMUM, AS ADJUSTED

1. Gross Conversion Proceeds

Superrange market value	$	10,712,250
Less: Estimated conversion expenses		667,000
Net conversion proceeds	$	10,045,250

2. Generation of Additional Income

Net conversion proceeds	$	10,045,250
Less: Proceeds not invested [1]		933,156
Total conversion proceeds invested	$	9,112,094
Investment rate		2.81%
Earnings increase - return on proceeds invested	$	256,487
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		38,570
Less: RRP expense, net of taxes		57,856
Net earnings increase	$	160,061

3. Comparative Earnings

		Regular	Core
Before conversion - 12 months ended 12/31/05	$	73,000	73,000
Net earnings increase		160,061	160,061
After conversion	$	233,061	233,061

4. Comparative Net Worth [2]

Before conversion - 12/31/05	$	10,112,000
Conversion proceeds		8,645,516
After conversion	$	18,757,516

5. Comparative Net Assets

Before conversion - 12/31/05	$	151,950,000
Conversion proceeds		10,045,250
After conversion	$	161,995,250

(1) Represents ESOP borrowings.
(2) ESOP borrowings and RRP are omitted from net worth.

EXHIBIT 55

KELLER & COMPANY
Dublin, Ohio
614-766-1426

SUMMARY OF VALUATION PREMIUM OR DISCOUNT

	Seneca Falls Savings		Premium or (discount) from comparable group. Average	Median
Midpoint:				
Price/earnings	38.47 x		87.97%	87.14%
Price/book value	68.28 %	*	(41.69)%	(39.82)%
Price/assets	10.60 %		3.16%	15.78%
Price/tangible book value	66.97 %		(46.78)%	(46.99)%
Price/core earnings	38.47 x		55.20%	72.23%
Minimum of range:				
Price/earnings	37.68 x		84.14%	83.32%
Price/book value	64.16 %	*	(45.21)%	(43.45)%
Price/assets	9.15 %		(10.97)%	(0.08)%
Price/tangible book value	62.87 %		(50.04)%	(50.23)%
Price/core earnings	37.68 x		52.03%	68.71%
Maximum of range:				
Price/earnings	39.04 x		90.78%	89.94%
Price/book value	71.56 %	*	(38.90)%	(36.94)%
Price/assets	11.99 %		16.69%	30.96%
Price/tangible book value	70.36 %		(44.09)%	(44.30)%
Price/core earnings	39.04 x		57.52%	74.80%
Super maximum of range:				
Price/earnings	39.57 x		93.36%	92.51%
Price/book value	74.74 %	*	(36.18)%	(34.13)%
Price/assets	13.54 %		31.82%	47.95%
Price/tangible book value	73.61 %		(41.51)%	(41.73)%
Price/core earnings	39.57 x		59.65%	77.16%

* Represents pricing ratio associated with primary valuation method.

EXHIBIT A

KELLER & COMPANY, INC.

Financial Institution Consultants

555 Metro Place North
Dublin, Ohio 43017

614-766-1426
(fax) 614-766-1459

PROFILE OF THE FIRM

KELLER & COMPANY, INC. is a national consulting firm to financial institutions, serving clients throughout the United States from its office in Dublin, Ohio. Since its inception in 1985, KELLER & COMPANY has provided a wide range of consulting services to over 200 financial institutions including banks, thrifts, mortgage companies, insurance companies and holding companies located in twenty-four states and Washington D.C., extending from Oregon to Massachusetts. KELLER & COMPANY, INC. provides a full range of consulting services, including the preparation of business/ strategic plans, market studies, stock valuations, ESOP valuations, de novo charter applications, fairness opinions, incentive compensation plans, etc. Keller also serves as advisor in connection with branch purchase/sale transactions and merger/acquisition transactions. KELLER & COMPANY, INC. is also active in the completion of loan reviews, director and management reviews, compliance policies and responses to regulatory comments.

KELLER & COMPANY, INC. is one of the leading conversion appraisal firms in the U.S. and is on-line for daily bank and thrift pricing data and ratios for every publicly-traded financial institution in the U.S. KELLER & COMPANY, INC. is on-line for financial data and ratios for every bank and thrift in the U.S. Our data base is SNL Financial. KELLER & COMPANY is an affiliate member of numerous trade organizations including American Bankers Association and America's Community Bankers.

Each of the firm's senior consultants has over twenty-four years front line experience and accomplishment in various areas of the financial institution and real estate industries. Each consultant provides to clients distinct and diverse areas of expertise. Specific services and projects have included financial institution charter and deposit insurance applications, market studies, institutional mergers and acquisitions, branch sales and acquisitions, operations and performance analyses, business plans, strategic planning, financial projections and modeling, stock valuations, fairness opinions, conversion appraisals, capital plans, policy development and revision, lending, underwriting and investment criteria, data processing and management information systems, and incentive compensation programs.

It is the goal of KELLER & COMPANY to provide specific and ongoing services that are pertinent and responsive to the needs of the individual client institution within the changing industry environment, and to offer those services at reasonable fees on a timely basis. In recent years, KELLER & COMPANY has become one of the leading bank consulting firms in the nation.

CONSULTANTS IN THE FIRM

MICHAEL R. KELLER has over twenty-four years experience as a consultant to the financial institution industry. Immediately following his graduation from college, Mr. Keller took a position as an examiner of financial institutions in northeastern Ohio with a focus on Cleveland area institutions. After working two years as an examiner, Mr. Keller entered Ohio State University full time to obtain his M.B.A. in Finance.

Mr. Keller then worked as an associate for a management consulting firm specializing in services to financial institutions immediately after receiving his M.B.A. During his eight years with the firm, he specialized in mergers and acquisitions, branch acquisitions and sales, branch feasibility studies, stock valuations, charter applications, and site selection analyses. By the time of his departure, he had attained the position of vice president, with experience in almost all facets of banking operations.

Prior to forming Keller & Company, Mr. Keller also worked as a senior consultant in a larger consulting firm. In that position, he broadened his activities and experience, becoming more involved with institutional operations, business and strategic planning, regulatory policies and procedures, performance analysis, conversion appraisals, and fairness opinions. Mr. Keller established Keller & Company in November 1985 to better serve the needs of the financial institution industry.

Mr. Keller graduated from Wooster College with a B.A. in Economics in 1972, and later received an M.B.A. in Finance in 1976 from the Ohio State University where he took numerous courses in corporate stock valuations.

JOHN A. SHAFFER has over twenty years experience in banking, finance, real estate lending, and development.

Following his university studies, Mr. Shaffer served as a lending officer for a large real estate investment trust, specializing in construction and development loans. Having gained experience in loan underwriting, management and workout, he later joined Chemical Bank of New York and was appointed Vice President for Loan Administration of Chemical Mortgage Company in Columbus, Ohio. At Chemical, he managed all commercial and residential loan servicing, administering a portfolio in excess of $2 billion. His responsibilities also included the analysis, management and workout of problem commercial real estate loans and equity holdings, and the structuring, negotiation, acquisition and sale of loan servicing, mortgage and equity securities and real estate projects. Mr. Shaffer later formed and managed an independent real estate and financial consulting firm, serving corporate and institutional clients, and also investing in and developing real estate.

Mr. Shaffer's primary activities and responsibilities have included financial analysis, projection and modeling, asset and liability management, real estate finance and development, loan management and workout, organizational and financial administration, budgeting, cash flow management and project design.

Mr. Shaffer graduated from Syracuse University with a B.S. in Business Administration, later receiving an M.B.A. in Finance and a Ph.D. in Economics from New York University.

EXHIBIT B

RB 20
CERTIFICATION

I hereby certify that I have not been the subject of any criminal, civil or administrative judgments, consents, undertakings or orders, or any past administrative proceedings (excluding routine or customary audits, inspections and investigation) issued by any federal or state court, any department, agency, or commission of the U.S. Government, any state or municipality, any self-regulatory trade or professional organization, or any foreign government or governmental entity, which involve:

(i) commission of a felony, fraud, moral turpitude, dishonesty or breach of trust;

(ii) violation of securities or commodities laws or regulations;

(iii) violation of depository institution laws or regulations;

(iv) violation of housing authority laws or regulations;

(v) violation of the rules, regulations, codes or conduct or ethics of a self-regulatory trade or professional organization;

(vi) adjudication of bankruptcy or insolvency or appointment of a receiver, conservator, trustee, referee, or guardian.

I hereby certify that the statements I have made herein are true, complete and correct to the best of my knowledge and belief.

Conversion Appraiser

March 21, 2006
Date

Michael R. Keller

EXHIBIT C

AFFIDAVIT OF INDEPENDENCE

STATE OF OHIO,

COUNTY OF FRANKLIN, ss:

I, Michael R. Keller, being first duly sworn hereby depose and say that:

The fee which I received directly from the applicant, Seneca-Cayuga Bancorp, Inc., in the amount of $29,000 for the performance of my appraisal was not related to the value determined in the appraisal and that the undersigned appraiser is independent and has fully disclosed any relationships which may have a material bearing upon the question of my independence; and that any indemnity agreement with the applicant has been fully disclosed.

Further, affiant sayeth naught.



MICHAEL R. KELLER

Sworn to before me and subscribed in my presence this 21st day of March 2006.



NOTARY PUBLIC


NOTARIAL SEAL
STATE OF OHIO

JANET M. MOHR
Notary Public, State of Ohio
My Commission Expires
11/4/07